                                                      REGISTRATION NO. 333-35905

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                           FIRST CHARTER CORPORATION

             (Exact name of registrant as specified in its charter)

          NORTH CAROLINA                          6022                     56-1355866
   (State or other jurisdiction       (Primary Standard Industrial      (I.R.S. Employer
of incorporation or organization)     Classification Code Number)     Identification No.)

                             22 UNION STREET, NORTH
                         CONCORD, NORTH CAROLINA 28025
                                 (704) 786-3300

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             LAWRENCE M. KIMBROUGH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           FIRST CHARTER CORPORATION
                             22 UNION STREET, NORTH
                         CONCORD, NORTH CAROLINA 28025
                                 (704) 786-3300

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    COPY TO:

                   J. RICHARD HAZLETT                                      ALFRED P. CARLTON, JR.
                    ANNE TEAM KELLY                                           RONALD D. RAXTER
          SMITH HELMS MULLISS & MOORE, L.L.P.                         THE SANFORD HOLSHOUSER LAW FIRM
                214 NORTH CHURCH STREET                                   234 FAYETTEVILLE STREET
            CHARLOTTE, NORTH CAROLINA 28202                                      SUITE 100
                     (704) 343-2000                                         POST OFFICE BOX 2447
                                                                       RALEIGH, NORTH CAROLINA 27602
                                                                               (919) 755-1800

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
[/R]

                           FIRST CHARTER CORPORATION

         CROSS REFERENCE SHEET PURSUANT TO REGULATION S-K, ITEM 501(B)

FORM S-4 ITEM                                              JOINT PROXY STATEMENT-PROSPECTUS HEADING
INFORMATION ABOUT THE TRANSACTION
   1.    Forepart of Registration Statement and Outside
         Front Cover Page of Prospectus..................  Facing Page of Registration Statement; Cross Reference Sheet;
                                                           Outside Front Cover Page of Joint Proxy Statement-Prospectus
   2.    Inside Front and Outside Back Cover Pages of
         Prospectus......................................  TABLE OF CONTENTS; AVAILABLE INFORMATION; INCORPORATION OF CERTAIN
                                                           DOCUMENTS BY REFERENCE
   3.    Risk Factors, Ratio of Earnings to Fixed Charges
         and Other Information...........................  SUMMARY
   4.    Terms of the Transaction........................  SUMMARY; THE MERGER; COMPARISON OF FIRST CHARTER COMMON STOCK AND
                                                           CSB COMMON STOCK
   5.    Pro Forma Financial Information.................  SUMMARY; PRO FORMA CONDENSED FINANCIAL INFORMATION
   6.    Material Contacts with the Company Being
         Acquired........................................  THE MERGER -- Background of and Reasons for the Merger
   7.    Additional Information Required for Reoffering
         by Persons and Parties Deemed to be
         Underwriters....................................  *
   8.    Interests of Named Experts and Counsel..........  LEGAL OPINIONS; EXPERTS
   9.    Disclosure of Commission Position on
         Indemnification for Securities Act Liabilities..  *

INFORMATION ABOUT THE REGISTRANT



  10.    Information with Respect to S-3 Registrants.....  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE; SUMMARY; RECENT
                                                           DEVELOPMENTS; INFORMATION ABOUT FIRST CHARTER

  11.    Incorporation of Certain Information by
         Reference.......................................  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
  12.    Information with Respect to S-2 or S-3
         Registrants.....................................  *
  13.    Incorporation of Certain Information............  *
  14.    Information with Respect to Registrants other
         than S-2 or S-3 Registrants.....................  *
INFORMATION ABOUT THE COMPANY BEING ACQUIRED
  15.    Information with Respect to S-3 Companies.......  *

  16.    Information with Respect to S-2 or S-3
         Companies.......................................  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE; SUMMARY; RECENT
                                                           DEVELOPMENTS; INFORMATION ABOUT CSB

  17.    Information with Respect to Companies other than
         S-2 or S-3 Companies............................  *
VOTING AND MANAGEMENT INFORMATION
  18.    Information if Proxies, Consents or Authori-
         zations are to be Solicited.....................  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE; SUMMARY; THE
                                                           SPECIAL MEETINGS; THE MERGER -- Dissenters' Rights of Appraisal;
                                                           THE MERGER  -- Interests of Certain Persons in the Merger;
                                                           INFORMATION ABOUT FIRST CHARTER -- Management and Additional
                                                           Information; INFORMATION ABOUT CSB -- Management and Additional
                                                           Information; SHAREHOLDER PROPOSALS
  19.    Information if Proxies, Consents or Authori-
         zations are not to be Solicited or in an
         Exchange Offer..................................  *

[/R]

* Item is omitted because answer is negative or item is inapplicable.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR

TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


         PRELIMINARY COPY SUBJECT TO COMPLETION, DATED OCTOBER 24, 1997
                             JOINT PROXY STATEMENT



                 FIRST CHARTER CORPORATION                                        CAROLINA STATE BANK
              SPECIAL MEETING OF SHAREHOLDERS                               SPECIAL MEETING OF SHAREHOLDERS
              TO BE HELD ON DECEMBER 10, 1997                               TO BE HELD ON DECEMBER 10, 1997


                                   PROSPECTUS
                           FIRST CHARTER CORPORATION
                                  COMMON STOCK

     This Prospectus of First Charter Corporation ("First Charter") relates to up to 1,760,370 shares of common stock, $5 par value per share (the "First Charter Common Stock"), of First Charter offered hereby to the shareholders of Carolina State Bank ("CSB") upon consummation of a proposed merger (the "Merger") of CSB with and into First Charter National Bank, a national banking association and wholly owned subsidiary of First Charter ("FCNB"), pursuant to an Agreement and Plan of Merger between First Charter and CSB, dated as of August 15, 1997 (the "Agreement"). Upon completion of the Merger, each share of CSB common stock, $4.50 par value per share ("CSB Common Stock"), will be converted into the right to receive 1.023 shares of First Charter Common Stock (the "Exchange Ratio"). Any options to purchase CSB Common Stock remaining unexercised upon consummation of the Merger will become options to purchase a number of shares of First Charter Common Stock computed according to the Exchange Ratio. Each holder of CSB Common Stock who would otherwise be entitled to receive a fraction of a share of First Charter Common Stock (after taking into account all of a shareholder's certificates) will receive, in lieu thereof, the equivalent cash value of such fractional share, without interest. Consummation of the Merger is subject to several conditions, including, among others, the approval of the shareholders of each of First Charter and CSB and the approval of appropriate regulatory authorities. See "THE MERGER."


     This Prospectus also serves as the Joint Proxy Statement of First Charter and of CSB in connection with the solicitation of proxies to be used at their respective Special Meeting of Shareholders, each to be held on December 10, 1997. This Joint Proxy Statement-Prospectus is first being mailed to
shareholders of First Charter and shareholders of CSB on or about October   .
See "THE SPECIAL MEETINGS."



     First Charter Common Stock is reported on The Nasdaq Stock Market as a Nasdaq National Market security under the trading symbol "FCTR." The average of the bid and asked prices of First Charter Common Stock as reported by The Nasdaq
Stock Market on October   , 1997 was $          per share and on June 27, 1997,
the last trading day preceding public announcement of the proposed Merger, was $23.00 per share. CSB Common Stock is traded in the over-the-counter market and is listed in the National Daily Quotation Service "Pink Sheets." The average of
the bid and asked prices of CSB Common Stock on October   , 1997 was $       per
share and on June 27, 1997 was $13.25 per share. See "PRICE RANGE OF COMMON STOCK AND DIVIDENDS."



     ANY SHAREHOLDER OF CSB WHO DESIRES TO DISSENT FROM THE MERGER HAS THE RIGHT TO DISSENT UNDER APPLICABLE PROVISIONS OF FEDERAL AND NORTH CAROLINA LAW AND, UPON COMPLIANCE WITH APPLICABLE STATUTORY PROCEDURES, TO RECEIVE PAYMENT OF THE VALUE OF HIS OR HER SHARES OF CSB COMMON STOCK. A CSB SHAREHOLDER WHO WISHES TO DISSENT FROM THE MERGER MUST NOT VOTE ANY SHARES IN FAVOR OF THE AGREEMENT. SEE "THE MERGER -- DISSENTERS' RIGHTS OF APPRAISAL."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR THE FEDERAL DEPOSIT INSURANCE CORPORATION NOR HAS THE SECURITIES AND EXCHANGE
          COMMISSION, ANY STATE SECURITIES COMMISSION OR THE FEDERAL
              DEPOSIT INSURANCE CORPORATION PASSED UPON THE
              ACCURACY OR ADEQUACY OF THIS JOINT PROXY
                 STATEMENT-PROSPECTUS. ANY REPRESENTATION
                     TO THE     CONTRARY IS A CRIMINAL
                                    OFFENSE.


THE SHARES OF FIRST CHARTER COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS
     OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING
     OR NON-BANKING AFFILIATE OF FIRST CHARTER, ARE NOT INSURED BY THE
            FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                GOVERNMENT AGENCY AND INVOLVE INVESTMENT RISKS,
                          INCLUDING POSSIBLE LOSS OF
                                   PRINCIPAL.


     The date of this Joint Proxy Statement-Prospectus is October  , 1997.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED IN THIS JOINT PROXY STATEMENT-PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRST CHARTER OR CSB. THIS JOINT PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, THE FIRST CHARTER COMMON STOCK OFFERED BY THIS JOINT PROXY STATEMENT-PROSPECTUS, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF FIRST CHARTER COMMON STOCK MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRST CHARTER OR CSB SINCE THE DATE HEREOF OR THAT INFORMATION IN THIS JOINT PROXY STATEMENT-PROSPECTUS OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANYTIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF. THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS SPEAKS AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFICALLY INDICATED. INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS REGARDING FIRST CHARTER HAS BEEN FURNISHED BY FIRST CHARTER, AND INFORMATION HEREIN REGARDING CSB HAS BEEN FURNISHED BY CSB.


                               TABLE OF CONTENTS

                                                          PAGE                                                            PAGE


AVAILABLE INFORMATION................................     3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE......     3
SUMMARY..............................................     5
RECENT DEVELOPMENTS..................................    15
THE SPECIAL MEETINGS.................................    17
  General............................................    17
  Date, Place and Time...............................    17
  Proxies............................................    17
  Solicitation of Proxies............................    18
  Record Date and Voting Rights......................    18
  Recommendation of the Boards of Directors..........    19
THE MERGER...........................................    20
  Description of the Merger..........................    20
  Effective Time of the Merger.......................    20
  Exchange of Certificates...........................    20
  Background of and Reasons
     for the Merger..................................    21
  Opinions of Financial Advisors.....................    24
  Effect on Employee Stock Options...................    31
  Conditions to the Merger...........................    32
  Conduct of Business Prior to the Merger............    33
  Modification, Waiver and Termination...............    34
  Certain Federal Income Tax Consequences............    34
  Management and Operations After the Merger.........    35
  Interests of Certain Persons in the Merger.........    35
  Stock Option Agreement Between First Charter and
     CSB.............................................    37
  Dissenters' Rights of Appraisal....................    38
  Accounting Treatment...............................    39
  Bank Regulatory Matters............................    39
  Restrictions on Resales by Affiliates..............    40
  Dividend Reinvestment Plan.........................    41
PRICE RANGE OF COMMON STOCK AND DIVIDENDS............    42
  Market Prices......................................    42
  Dividends..........................................    43
PRO FORMA CONDENSED FINANCIAL INFORMATION............    43
INFORMATION ABOUT FIRST CHARTER......................    47
  General............................................    47
  Management and Additional Information..............    47
  Supervision and Regulation.........................    47
INFORMATION ABOUT CSB................................    50
  General............................................    50
  Voting Securities and Beneficial Ownership
     Thereof.........................................    50
  Reports of Changes in Beneficial Ownership.........    51
  Management and Additional Information..............    51
  Supervision and Regulation.........................    51
COMPARISON OF FIRST CHARTER COMMON STOCK AND CSB
  COMMON STOCK.......................................    52
  First Charter Common Stock.........................    52
  CSB Common Stock...................................    53
  Comparison of Voting and Other Rights..............    55
APPROVAL OF AMENDED AND RESTATED ARTICLES OF
  INCORPORATION OF FIRST CHARTER.....................    57
  Increase in First Charter's Authorized Common
     Stock...........................................    57
  Certain Effects of Amendment.......................    57
  Recommendation of Board of Directors...............    58
LEGAL OPINIONS.......................................    58
EXPERTS..............................................    58
SHAREHOLDER PROPOSALS................................    59
INDEPENDENT PUBLIC ACCOUNTANTS.......................    59
OTHER MATTERS........................................    59

APPENDIX A -- Agreement and Plan
                  of Merger..........................   A-1
APPENDIX B -- Fairness Opinion of Interstate/Johnson
              Lane Corporation.......................   B-1
APPENDIX C -- Fairness Opinion of Carson Medlin
              Company................................   C-1
APPENDIX D -- Provisions of Applicable Law Relating
              to Dissenters' Appraisal Rights........   D-1
APPENDIX E -- Amended and Restated Articles of
              Incorporation of First Charter
              Corporation............................   E-1

                             AVAILABLE INFORMATION

     First Charter has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of First Charter Common Stock to be issued in connection with the Merger (the "Registration Statement"). For further information pertaining to the shares of First Charter Common Stock to which this Joint Proxy Statement-Prospectus relates, reference is made to such Registration Statement, including the exhibits and schedules filed as a part thereof. As permitted by the rules and regulations of the Commission, certain information included in the Registration Statement is omitted from this Joint Proxy Statement-Prospectus. In addition, First Charter is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files certain reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, copies of such materials are available for inspection and reproduction at the public reference facilities of the Commission at its Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and at its Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Requests for information may also be made through the Commission's electronic mailbox: publicinfo@sec.gov.


     CSB is also subject to certain of the informational requirements of the Exchange Act and, in accordance therewith, files certain reports, proxy statements and other information with the Federal Deposit Insurance Corporation (the "FDIC"). Such reports, proxy statements and other information can be inspected and copied at the Registration and Disclosure Section, Division of Supervision, FDIC, at 550 17th Street N.W., Washington, D.C. 20549, at prescribed rates.


     Copies of CSB's 1996 Annual Report to Shareholders and its Quarterly Report on Form F-4 for the quarter ended June 30, 1997, as amended, are delivered with this Joint Proxy Statement-Prospectus.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, or portions of documents, as applicable, previously filed by First Charter with the Commission are hereby incorporated by reference in this Joint Proxy Statement-Prospectus: (a) its Annual Report on Form 10-K for the year ended December 31, 1996; (b) its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (c) its Current Reports on Form 8-K filed July 2, 1997 and August 18, 1997; and (d) the description of First Charter Common Stock contained in its registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description, including its Current Report on Form 8-K filed November 9, 1995.

     The following documents, or portions of documents, as applicable, previously filed by CSB with the FDIC are included as exhibits to the Registration Statement and are hereby incorporated by reference in this Joint Proxy Statement-Prospectus: (a) its Annual Report on Form F-2 for the year ended December 31, 1996; (b) its Quarterly Report on Form F-4 for the quarter ended March 31, 1997 and its Quarterly Report on Form F-4 for the quarter ended June 30, 1997, as amended by Amendment No. 1 to Form F-4; (c) its Current Reports on Form F-3 filed June 4, 1997, July 17, 1997 and September 10, 1997; and (d) the following portions of its 1996 Annual Report to Shareholders: page 2 under "Financial Highlights"; and pages 25 through 38 under "Management's Discussion and Analysis."


     All documents filed by First Charter pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Special Meetings (hereinafter defined) will be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part hereof, except as so modified or superseded.

     THIS JOINT PROXY STATEMENT-PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE DOCUMENTS RELATING TO FIRST CHARTER (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH EXHIBITS ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM ROBERT O. BRATTON, EXECUTIVE VICE PRESIDENT, FIRST CHARTER CORPORATION, POST OFFICE BOX 228, CONCORD, NORTH CAROLINA 28026-0228, TELEPHONE (704) 786-3300. THE DOCUMENTS RELATING TO CSB (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH EXHIBITS ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM ROBERT J. JUREK, SENIOR VICE PRESIDENT, CAROLINA STATE BANK, 316 SOUTH LAFAYETTE STREET, SHELBY, NORTH CAROLINA 28150, TELEPHONE (704) 480-4442. To ensure timely delivery of the documents, any request should be made by December 3, 1997. persons requesting copies of exhibits to such documents that are not specifically incorporated by reference in such documents will be charged the costs of reproduction and mailing.

                                    SUMMARY

     THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN INFORMATION SET FORTH ELSEWHERE IN THIS JOINT PROXY STATEMENT-PROSPECTUS AND IS NOT INTENDED TO BE COMPLETE. IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT-PROSPECTUS, THE ACCOMPANYING APPENDICES AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.

THE COMPANIES

     FIRST CHARTER. First Charter, a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), was organized under the laws of the State of North Carolina in 1983 and has as its principal assets the stock of its banking subsidiaries, First Charter National Bank, a national banking association, and Bank of Union, a state-chartered commercial bank ("Union," and together with FCNB, the "Banks"). The Banks account for over 98% of First Charter's consolidated assets and consolidated revenues. At June 30, 1997, First Charter had total assets of approximately $565 million and total deposits of approximately $471 million. The principal executive offices of First Charter are located at 22 Union Street, North, Concord, North Carolina 28025, and its telephone number is (704) 786-3300. All references herein to First Charter refer to First Charter Corporation and its consolidated subsidiaries, unless the context otherwise requires.

     FCNB is a full service bank and trust company with twelve branch offices, two limited service facilities and eighteen ATMs (automated teller machines) located in Cabarrus, Rowan and northern Mecklenburg Counties, North Carolina. The ATMs are part of the Honor network. Union provides general banking services through a network of five branch offices and four ATMs located in Union and southern Mecklenburg Counties, North Carolina.

     For additional information regarding First Charter and the combined company that would result from the Merger, see "RECENT DEVELOPMENTS," "THE MERGER,"
"PRO FORMA CONDENSED FINANCIAL INFORMATION" and "INFORMATION ABOUT FIRST
CHARTER."

     CSB. CSB is a state-chartered commercial bank organized under the laws of North Carolina in 1991. CSB provides traditional commercial and consumer banking services through a network of four branch offices located in the cities of Boiling Springs, Forest City, Kings Mountain and Shelby, North Carolina. Through its subsidiary, CSB Financial, Inc. ("CSB Financial"), CSB also offers insurance and annuity sales. At June 30, 1997, CSB had total assets of approximately $141.5 million and total deposits of approximately $120.6 million. The principal executive offices of CSB are located at 316 South Lafayette Street, Shelby, North Carolina 28150, and its telephone number is (704) 480-4444.

     For additional information regarding CSB, see "RECENT DEVELOPMENTS," "THE MERGER" and "INFORMATION ABOUT CSB."


THE MERGER

     The Agreement provides for the merger of CSB with and into FCNB, with FCNB to be the surviving entity. Except as hereinafter described, upon consummation of the Merger, each outstanding share of CSB Common Stock (other than shares as to which dissenters' rights of appraisal have been perfected) will be converted into the right to receive 1.023 shares of First Charter Common Stock. Any shares of CSB Common Stock owned by First Charter, FCNB or CSB (other than shares held in a fiduciary capacity or as a result of debts previously contracted) immediately prior to the Effective Time (as hereinafter defined) will be canceled. Each share of First Charter Common Stock and each share of FCNB stock outstanding immediately prior to the Effective Time will remain outstanding thereafter. Holders of CSB Common Stock will receive cash (without interest) in lieu of any fractional shares of First Charter Common Stock that would otherwise be issuable. As of the record date for the Special Meeting of CSB's
shareholders, there were           shares of CSB Common Stock outstanding. In
addition, there were outstanding options to purchase an aggregate of shares of CSB Common Stock.


     If the Merger is consummated, a total of up to 1,760,370 shares of First Charter Common Stock would be issued in the Merger to CSB shareholders (assuming that all options are exercised prior to the Effective Time), representing
approximately    % of the shares of First Charter Common Stock to be outstanding immediately after the Effective Time, based on the number of shares of First Charter Common Stock outstanding on June 30, 1997.


     The Merger is subject to the satisfaction of certain conditions, including among others, the approvals of the respective shareholders of First Charter and CSB, the effectiveness under the Securities Act of a Registration Statement for shares of First Charter Common Stock to be issued in the Merger, and the approval of the Office of the Comptroller of the Currency (the "OCC").

     For additional information relating to the Merger, see "THE MERGER."

THE SPECIAL MEETINGS


     FIRST CHARTER. The Special Meeting of First Charter's shareholders (the "First Charter Special Meeting") to consider and vote on (i) the Agreement and the transactions contemplated thereby, including the issuance of First Charter Common Stock upon consummation of the Merger, and (ii) First Charter's proposed Amended and Restated Articles of Incorporation, including an increase to the number of shares of First Charter Common Stock that First Charter is authorized to issue from 10,000,000 to 25,000,000, will be held on December 10, 1997 at 9:00 a.m., local time, at its corporate and operations center located at 22 Union Street, North in Concord, North Carolina. Only holders of record of First Charter Common Stock at the close of business on October 24, 1997 will be entitled to vote at the First Charter Special Meeting. At such date, there were
outstanding and entitled to vote           shares of First Charter Common Stock.
Each share of First Charter Common Stock is entitled to one vote.



     CSB. The Special Meeting of CSB's shareholders (the "CSB Special Meeting," and together with the First Charter Special Meeting, the "Special Meetings") to consider and vote on the Agreement and the transactions contemplated thereby will be held on December 10, 1997 at 6:00 p.m., local time, at the main office of CSB, located at 316 South Lafayette Street, in Shelby, North Carolina. Only holders of record of CSB Common Stock at the close of business on October 24, 1997 will be entitled to vote at the CSB Special Meeting. At such date, there
were outstanding and entitled to vote           shares of CSB Common Stock. Each
share of CSB Common Stock is entitled to one vote.


     For additional information relating to the Special Meetings, see "THE SPECIAL MEETINGS."

VOTES REQUIRED

     FIRST CHARTER. Approval of each of the matters to be considered by the shareholders of First Charter requires the affirmative vote of a majority of the votes cast by holders of First Charter Common Stock. As of the record date for the First Charter Special Meeting, First Charter's directors and executive
officers and their affiliates held approximately    % of the outstanding First
Charter Common Stock entitled to vote at the First Charter Special Meeting.

     CSB. Under federal and North Carolina banking law, approval of the Agreement and the transactions contemplated thereby by the shareholders of CSB requires the affirmative vote of the holders of two-thirds of the outstanding shares of CSB Common Stock. As of the record date for the CSB Special Meeting, CSB's directors and executive officers and their affiliates held approximately
   % of the outstanding CSB Common Stock entitled to vote at the CSB Special Meeting. Each of the directors of CSB has agreed to vote in favor of the Agreement. See "THE MERGER -- Interests of Certain Persons in the Merger." BECAUSE OF THE TWO-THIRDS VOTE REQUIREMENT, FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A NEGATIVE VOTE. See "THE MERGER -- Record Date and Voting
Rights -- CSB."

     For additional information relating to voting rights and the Special Meetings, see "THE SPECIAL MEETINGS -- Record Date and Voting Rights."

PROXIES

     FIRST CHARTER. The copies of this Joint Proxy Statement-Prospectus that are being mailed to shareholders of First Charter are accompanied by a form of proxy solicited by the Board of Directors of First Charter for use at the First Charter Special Meeting. A shareholder of First Charter may revoke any proxy given pursuant to this solicitation by delivering to the Secretary of First Charter, prior to or at the First Charter Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by voting in person at the First Charter Special Meeting. See "THE SPECIAL MEETINGS -- Proxies."

     CSB. The copies of this Joint Proxy Statement-Prospectus that are being mailed to the shareholders of CSB are accompanied by a form of proxy solicited by the Board of Directors of CSB for use at the CSB Special Meeting. A shareholder of CSB may revoke any proxy given pursuant to this solicitation by delivering to the Secretary of CSB, prior to or at the CSB Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by voting in person at the CSB Special Meeting. See "THE SPECIAL MEETINGS -- Proxies."

RECOMMENDATION OF BOARDS OF DIRECTORS

     The Board of Directors of First Charter and the Board of Directors of CSB each has approved the Agreement and the transactions contemplated thereby. Each Board of Directors believes that the Merger is fair to and in the best interests of its respective shareholders and recommends a vote "FOR" the matters to be voted upon by such shareholders in connection with the Merger. For a discussion of the factors considered by the respective Boards of Directors in reaching their conclusions, see

"THE MERGER -- Background of and Reasons for the Merger." Certain directors of CSB may have interests in the Merger which arise from proposed membership on the Board of Directors of First Charter and receipt of certain other benefits as continuing employees of FCNB. See "THE MERGER -- Management and Operations After the Merger" and " -- Interests of Certain Persons in the Merger."

OPINIONS OF FINANCIAL ADVISORS


     First Charter's financial advisor, Interstate/Johnson Lane Corporation ("IJL"), has rendered its written opinion to the Board of Directors of First Charter that the Exchange Ratio is fair to the shareholders of First Charter from a financial point of view. A copy of such opinion, updated to October 24, 1997, is set forth as Appendix B to this Joint Proxy Statement-Prospectus and should be read in its entirety with respect to the assumptions made, other matters considered and limitations on the reviews undertaken. CSB's financial advisor, Carson Medlin Company ("Carson Medlin"), has rendered its written opinion to the Board of Directors of CSB that the Exchange Ratio is fair to the shareholders of CSB from a financial point of view. A copy of such opinion, updated to October 24, 1997, is set forth as Appendix C to this Joint Proxy Statement-Prospectus and should be read in its entirety with respect to the assumptions made, other matters considered and limitations on the review undertaken. See "THE MERGER -- Opinions of Financial Advisors."


EFFECTIVE TIME OF THE MERGER


     The Merger will become effective at the date and time specified in connection with the approval of the OCC (the "Effective Time"). Unless otherwise agreed by First Charter and CSB, the Effective Time will occur on or promptly after the first business day following the last to occur of (i) the expiration of the required waiting period following the date of the order of the OCC approving the Merger pursuant to the Bank Merger Act; (ii) the effective date of the last order, approval or exemption of any other Federal or state regulatory agency approving or exempting the Merger if such action is required; (iii) the expiration of all required waiting periods after the filing of all notices to all Federal or state regulatory agencies for consummation of the Merger; and
(iv) the date on which the CSB shareholders and the First Charter shareholders approve the Agreement. If approved by the First Charter and CSB shareholders and applicable regulatory authorities, the parties currently expect that the Effective Time will occur by December 31, 1997 or as soon as practicable thereafter, although there can be no assurance as to whether or when the Merger will occur. See "THE MERGER -- Effective Time of the Merger" and " -- Conditions to the Merger."


CONDITIONS TO THE MERGER


     The respective obligations of First Charter and CSB to consummate the Merger are subject to certain conditions, including (i) the receipt of all regulatory approvals and expiration of all waiting periods; (ii) the approval by the respective shareholders of First Charter and CSB of the Agreement and the transactions contemplated thereby by the vote required under applicable law at the Special Meetings; (iii) the receipt of an opinion of counsel to First Charter to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that no gain or loss will be recognized by the shareholders of CSB to the extent that they receive solely First Charter Common Stock in exchange for their shares of CSB Common Stock in the Merger; and (iv) the satisfaction of certain other conditions customary in transactions of this nature, including the condition to each party's obligation that, at the Effective Time, the other party is not in material violation of its respective representations and warranties under the Agreement. In addition, the obligation of First Charter to consummate the Merger is further subject to certain customary conditions (including the receipt by First Charter of an opinion of KPMG Peat Marwick LLP, independent accountants for First Charter, that the Merger qualifies for pooling-of-interests accounting treatment and the receipt by First Charter and KPMG Peat Marwick LLP of a letter from Coopers & Lybrand L.L.P., independent accountants for CSB, to the effect that it is not aware of any matters relating to CSB which would preclude CSB from participating in a business combination to be accounted for as a pooling of interests), and the obligation of CSB to consummate the Merger is further subject to certain customary conditions. See "THE MERGER -- Conditions to the Merger."


MODIFICATION, WAIVER AND TERMINATION

     The Agreement provides that with the prior consent of CSB (which shall not be unreasonably withheld), First Charter may at any time change the method of effecting its acquisition of CSB (including without limitation the provisions set forth in the Agreement with respect to conversion of CSB Common Stock) if and to the extent that it deems such a change desirable. In no case, however, may any such change (i) alter or change the amount or kind of consideration to be received by

CSB shareholders under the Agreement; (ii) prevent the acquisition from constituting a reorganization within the meaning of Section 368 of the Code (in the opinion of First Charter's tax counsel); or (iii) take the form of an asset purchase agreement.


     The Agreement also provides that each party may waive any of the conditions precedent to its obligations under the Agreement, to the extent legally permitted. The Agreement further provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time (i) by mutual consent of the Boards of Directors of First Charter and CSB; (ii) by the respective Board of Directors of First Charter or CSB (if the terminating party is not then in breach under the Agreement) pursuant to notice in the event of a breach or failure by the other party of any representation, warranty, covenant or agreement contained therein which is material in the context of the transactions contemplated by the Agreement and which has not been, or cannot be, cured within 30 days after written notice of such breach is given; (iii) by the respective Board of Directors of either First Charter or CSB if any of such terminating party's conditions precedent set forth in the Agreement has not been satisfied as of the Effective Time or if satisfaction of such a condition generally is or becomes impossible and such terminating party has not waived such condition at or before the Effective Time; (iv) by the respective Board of Directors of First Charter or CSB if the Effective Time has not occurred by March 31, 1998 (if the failure to consummate the Merger is not caused by a breach of or the failure to perform obligations under the Agreement by the terminating party); (v) by the Board of Directors of CSB if the average price of First Charter Common Stock for the twenty trading days ending the date that is four business days prior to the Effective Time is less than $20.00 per share; (vi) by the Board of Directors of First Charter if First Charter determines that the shareholders' equity of CSB generally is less than as reported in CSB's consolidated balance sheet as of March 31, 1997; or (vii) by the Board of Directors of First Charter if First Charter determines that CSB has established an allowance for loan losses that is unsatisfactory to First Charter. See "THE MERGER -- Modification, Waiver and Termination."


MANAGEMENT AND OPERATIONS AFTER THE MERGER

     Following the Merger, it is expected that the Board of Directors of First Charter will be comprised of 15 persons, consisting of all the current members of the Board of Directors of First Charter plus John J. Godbold, Jr., currently President, Chief Executive Officer and a Director of CSB, Charles F. Harry III, currently Chairman of the Board of CSB, and T. Carl Dedmon, currently a Director of CSB. Also following the Merger, it is expected that the Board of Directors of FCNB will continue to be comprised of 11 persons, consisting of all the current members of the Board of Directors of FCNB. See "THE MERGER -- Management and Operations After the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of CSB's Board of Directors and management may have interests in the Merger in addition to their interests, if any, as shareholders of CSB generally. These arise from, among other things, proposed membership for certain CSB directors on the Board of Directors of First Charter, the acceleration of the exercisability of certain employee stock options and the possible receipt of certain employee benefits by certain executive officers of CSB following the Merger. First Charter also has agreed to indemnify present and former directors, officers, employees and agents of CSB with respect to actions or omissions occurring prior to the Effective Time for three years after the Effective Time, subject to certain limitations. See "THE MERGER -- Management and Operations After the Merger" and " -- Interests of Certain Persons in the Merger."

STOCK OPTION AGREEMENT BETWEEN FIRST CHARTER AND CSB

     On June 30, 1997, following the execution of a letter of intent with respect to the Merger (the "Letter of Intent"), First Charter and CSB entered into a Stock Option Agreement (the "Stock Option Agreement") whereby CSB granted First Charter an irrevocable option (the "Option") to purchase up to 330,776 shares of CSB Common Stock (the "Option Shares"), subject to certain adjustments, at an exercise price of $13.25 per share. The Option Shares, if issued, would represent approximately 19.9% of the CSB Common Stock issued and outstanding, without giving effect to the issuance of any Option Shares pursuant to an exercise of the Option. The number of Option Shares subject to the Option will be increased to the extent that CSB issues additional shares of CSB Common Stock (otherwise than pursuant to an exercise of the Option), such that the number of Option Shares continues to equal 19.9% of the CSB Common Stock then issued and outstanding, without giving effect to the issuance of Option Shares pursuant to an exercise of the Option. The Option is exercisable only upon the occurrence of certain events generally related to a change in control of or a material business combination by CSB otherwise than with First Charter or FCNB, none of which events has occurred as of the date hereof. The Option also allows the holder thereof to require that CSB repurchase (at a price determined as specified in the Stock Option Agreement) the Option, or the Option Shares acquired pursuant to the exercise of the Option, if certain conditions are met. CSB granted the Option as a condition of and in consideration for First Charter's entering into the Letter of Intent. See "THE MERGER -- Stock Option Agreement Between First Charter and CSB."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a reorganization under Section 368(a) of the Code. Smith Helms Mulliss & Moore, L.L.P., counsel to First Charter, has delivered an opinion to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by the CSB shareholders as a result of the Merger to the extent that they receive solely shares of First Charter Common Stock in exchange for their shares of CSB Common Stock. For a more complete description of the federal income tax consequences, see "THE MERGER -- Certain Federal Income Tax Consequences."

DISSENTERS' RIGHTS OF APPRAISAL

     Under the provisions of federal and North Carolina law, holders of CSB Common Stock will be entitled to dissenters' rights of appraisal with respect to payment for their shares of CSB Common Stock provided that the Merger is consummated and such shareholders comply with the required statutory procedures. Failure to take any necessary step in connection with the exercise of such rights may result in termination or waiver of dissenters' rights. A CSB shareholder who wishes to dissent from the Merger must either vote its shares of CSB Common Stock against the approval of the Agreement and the transactions contemplated thereby or provide written notice to CSB, at or prior to the CBS Special Meeting, of its intent to dissent. A copy of the provisions of applicable law is attached hereto as Appendix D. Under North Carolina law, holders of First Charter Common Stock will not be entitled to dissenters' rights of appraisal with respect to their shares of First Charter Common Stock. For a more complete description of dissenters' rights of appraisal, see "THE MERGER -- Dissenters' Rights of Appraisal."

ACCOUNTING TREATMENT

     It is intended that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. It is a condition to First Charter's obligation to consummate the Merger that First Charter receive an opinion from KPMG Peat Marwick LLP, independent accountants of First Charter, that the Merger will be accounted for as a pooling of interests, and that First Charter and KPMG Peat Marwick LLP receive a letter from Coopers & Lybrand L.L.P., independent accountants of CSB, to the effect that it is not aware of any matters relating to CSB that would preclude CSB from participating in a business combination accounted for as a pooling of interests. See "THE
MERGER -- Accounting Treatment."

BANK REGULATORY MATTERS

     The Merger is subject to the approval of the OCC, and the Merger may not be consummated until expiration of any applicable waiting period following such approval. FCNB has filed the required application for regulatory review and approval with the OCC. There can be no assurance that such approval will be obtained or as to the date of any such approval. See "THE MERGER -- Conditions to the Merger" and " -- Bank Regulatory Matters."

RESALES BY AFFILIATES

     Affiliates of CSB have entered into agreements that they will not transfer any shares of First Charter Common Stock received by them as a result of the Merger, except in compliance with the applicable provisions of the Securities Act. See "THE MERGER -- Restrictions on Resales by Affiliates."

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

     First Charter is a corporation organized under the laws of North Carolina, and, accordingly, the rights of shareholders and other corporate matters relating to First Charter Common Stock are controlled by the North Carolina Business Corporation Act (the "NCBCA"). CSB is a banking corporation organized under the laws of North Carolina, with the rights of its shareholders and other corporate matters relating to CSB Common Stock controlled by the NCBCA and the North Carolina banking statutes. Shareholders of CSB, whose rights are governed by CSB's Articles of Incorporation and Bylaws and the relevant provisions of North Carolina law, will become shareholders of First Charter upon consummation of the Merger. As shareholders of First Charter, their rights will be governed by First Charter's Restated Charter, its Bylaws and the provisions of the NCBCA. The rights of shareholders of CSB are different in some respects from the rights of shareholders of First Charter. See "COMPARISON OF FIRST CHARTER COMMON STOCK AND CSB COMMON STOCK."

SHARE INFORMATION AND MARKET PRICES

     The First Charter Common Stock is reported on The Nasdaq Stock Market as a Nasdaq National Market security under the symbol "FCTR." The CSB Common Stock is traded in the over-the-counter market and is listed in the National Daily Quotation Service "Pink Sheets."


     The following table sets forth the average of the bid and asked prices reported on The Nasdaq Stock Market for shares of First Charter Common Stock on June 27, 1997, the last trading day preceding public announcement of the proposed Merger, and on October , 1997. It also sets forth the average of the bid and asked prices for shares of CSB Common Stock on June 27, 1997 and on October , 1997. The CSB Equivalent represents the consideration per share of CSB Common Stock to be received by a holder of CSB Common Stock in the Merger, computed by multiplying the average of the bid and asked prices of First Charter Common Stock on such date by the Exchange Ratio.



                                                                                         CSB      FIRST CHARTER    CSB EQUIVALENT
June 27, 1997........................................................................   $13.25       $ 23.00          $  23.53
October   , 1997.....................................................................


     For additional information regarding the market prices of the First Charter Common Stock and CSB Common Stock during the previous two years, see "PRICE RANGE OF COMMON STOCK AND DIVIDENDS -- Market Prices."

COMPARATIVE UNAUDITED PER SHARE DATA

     The following table sets forth selected comparative unaudited per share data for (a) First Charter on a historical basis and on a pro forma basis assuming the Merger had been effective for the periods presented and (b) CSB on a historical and pro forma equivalent basis. The unaudited pro forma information has been prepared giving effect to the Merger as a pooling of interests. For a description of the effect of pooling-of-interests accounting on the Merger and the historical financial statements of First Charter, see "THE
MERGER -- Accounting Treatment." The CSB pro forma equivalent amounts are presented with respect to each set of pro forma information.

     The comparative per share data presented are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of First Charter and CSB incorporated by reference herein and on the PRO FORMA CONDENSED FINANCIAL INFORMATION included elsewhere herein. Results of each of First Charter and CSB for the six months ended June 30, 1997 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the period indicated. All adjustments necessary for a fair statement of results of interim periods have been included.


                                                                                          SIX MONTHS
                                                                                             ENDED        YEAR ENDED DECEMBER 31,
                                                                                         JUNE 30, 1997    1996     1995     1994
FIRST CHARTER:
Income per common share (primary)
  Historical (1)......................................................................       $0.64        $1.17    $0.93    $0.88
  Pro forma combined..................................................................        0.59         1.09     0.94     0.80
Cash dividends declared per common share
  Historical (1)......................................................................        0.25         0.50     0.43     0.34
  Pro forma combined (2)..............................................................        0.25         0.50     0.43     0.34
Shareholders' equity per common share (period end)
  Historical (1)......................................................................        8.28         7.86     7.14     6.32
  Pro forma combined..................................................................        8.21         7.80     7.08     6.18
CSB:
Income per common share (primary)
  Historical (3)......................................................................        0.39         0.76     1.02     0.41
  Pro forma equivalent (4)............................................................        0.61         1.12     0.96     0.82
Cash dividends declared per common share
  Historical (3)......................................................................          --           --       --       --
  Pro forma equivalent (4)............................................................        0.26         0.51     0.44     0.35
Shareholders' equity per common share (period end)
  Historical (3)......................................................................        8.06         7.70     6.97     5.56
  Pro forma equivalent (4)............................................................        8.40         7.98     7.24     6.33

(1) First Charter per share data has been adjusted to reflect a 6-for-5 stock split declared in the second quarter of 1997 and a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994.

(2) Pro forma combined dividends per share represent historical dividends per share paid by First Charter. CSB has not paid cash dividends.

(3) CSB per share data has been adjusted to reflect a 3-for-2 stock split declared in the second quarter of 1997.

(4) CSB pro forma equivalent amounts are calculated by multiplying the pro forma combined amounts by the Exchange Ratio.

SELECTED FINANCIAL DATA

     The following tables set forth certain summary selected financial data for each of First Charter and CSB on a historical basis and certain summary unaudited pro forma selected financial data giving effect to the Merger as a pooling of interests. For a description of the effect of pooling-of-interests accounting on the Merger and the historical financial statements of First Charter, see "THE MERGER -- Accounting Treatment."


     The summary selected financial data are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of First Charter and CSB incorporated by reference herein and on the PRO FORMA CONDENSED FINANCIAL INFORMATION included elsewhere herein. Certain of the historical financial statements of CSB are being delivered with this Joint Proxy Statement-Prospectus. See "AVAILABLE INFORMATION."


     Results of each of First Charter and CSB for the six months ended June 30, 1997 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the period indicated. All adjustments necessary for a fair statement of results of interim periods have been included.

        SELECTED HISTORICAL FINANCIAL DATA OF FIRST CHARTER CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             SIX MONTHS ENDED
                                                 JUNE 30,                          YEAR ENDED DECEMBER 31,
                                             1997        1996        1996        1995        1994        1993        1992
                                               (UNAUDITED)
INCOME STATEMENT DATA:
  Interest income.......................   $ 21,059    $ 19,943    $ 40,569    $ 37,194    $ 29,983    $ 26,021    $ 25,791
  Interest expense......................      8,740       8,556      17,256      15,210      10,548       9,358      10,799
     Net interest income................     12,319      11,387      23,313      21,984      19,435      16,663      14,992
  Provision for loan losses.............        685         620         920       1,465         839         835         942
     Net interest income after provision
       for loan losses..................     11,634      10,767      22,393      20,519      18,596      15,828      14,050
  Noninterest income....................      3,909       3,068       6,271       5,392       4,758       5,007       4,495
  Noninterest expense...................      8,618       7,571      16,074      15,688      14,131      13,823      13,218
     Income before income taxes.........      6,925       6,264      12,590      10,223       9,223       7,012       5,327
  Income taxes..........................      2,049       1,912       3,737       3,220       2,653       1,828       1,212
     Net income before cumulative effect
       of change in accounting
       principle........................      4,876       4,352       8,853       7,003       6,570       5,184       4,115
  Cumulative effect of change in
     accounting principle...............         --          --          --          --          --         300          --
     Net income.........................   $  4,876    $  4,352    $  8,853    $  7,003    $  6,570    $  5,484    $  4,115
PER SHARE DATA: (1)
  Net income before cumulative effect of
     accounting change (primary and
     fully diluted).....................   $   0.64    $   0.57    $   1.17    $   0.93    $   0.88    $   0.68    $   0.54
  Net income (primary and fully
     diluted)...........................       0.64        0.57        1.17        0.93        0.88        0.73        0.54
  Cash dividends declared...............       0.25        0.25        0.50        0.43        0.34        0.26        0.21
  Period-end book value.................       8.28        7.28        7.86        7.14        6.32        5.89        5.28
BALANCE SHEET DATA
  (AT PERIOD END):
  Total assets..........................   $565,157    $523,430    $546,856    $509,395    $447,099    $391,594    $371,062
  Loans, net............................    386,233     344,745     355,353     327,887     283,531     245,294     227,695
  Allowance for loan losses.............      5,510       5,099       5,128       4,856       4,131       3,900       3,958
  Deposits..............................    470,744     438,477     455,215     415,056     372,821     336,270     314,605
  Total shareholders' equity............     62,618      54,930      59,409      53,424      47,176      44,196      40,046

PERFORMANCE RATIOS:
  Net income to average shareholders'
     equity.............................      16.04%(2)    15.82%(2)    15.71%    13.93%      14.34%      13.10%      10.66%
  Net income to average total assets....       1.82(2)     1.70(2)     1.69        1.50        1.59        1.48        1.19
CAPITAL RATIOS:
  Tier 1 risk-based capital.............      14.46%      14.22%      14.91%      14.25%      15.06%      15.72%      14.71%
  Total risk-based capital..............      15.71       15.47       16.16       15.50       16.31       16.97       15.68
  Leverage..............................      11.24       10.38       11.06       11.12       10.46       11.05       10.72
ASSET QUALITY RATIOS:
  Allowance for loan losses as a
     percentage of gross loans..........       1.41%       1.46%       1.42%       1.46%       1.44%       1.57%       1.71%
  Net loans charged off to average
     loans..............................       0.16(2)     0.22(2)     0.19        0.25        0.23        0.39        0.07
  Problem assets as a percentage of
     total assets.......................       0.59        0.44        0.50        0.57        1.33        1.43        2.28

(1) All per share data has been adjusted to reflect a 6-for-5 stock split declared in the second quarter of 1997, a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994 and a 20% stock dividend declared in the fourth quarter of 1992.

(2) Annualized.

                   SELECTED HISTORICAL FINANCIAL DATA OF CSB

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 SIX MONTHS ENDED
                                                     JUNE 30,                         YEAR ENDED DECEMBER 31,
                                                 1997        1996        1996        1995       1994       1993       1992
                                                   (UNAUDITED)
INCOME STATEMENT DATA:
  Interest income...........................   $  5,736    $  4,984    $ 10,338    $  8,741    $ 5,841    $ 4,207    $ 2,472
  Interest expense..........................      3,110       2,659       5,541       4,626      2,717      2,049      1,351
     Net interest income....................      2,626       2,325       4,797       4,115      3,124      2,158      1,121
  Provision for loan losses.................        331         256         620         526        266        299        346
     Net interest income after provision for
       loan losses..........................      2,295       2,069       4,177       3,589      2,858      1,859        775
  Noninterest income........................        562         518       1,000         886        802        387        267
  Noninterest expense.......................      1,883       1,596       3,280       3,493      3,152      2,244      1,841
     Income (loss) before income taxes......        974         991       1,897         982        508          2       (799)
  Income taxes (benefit)....................        350         356         681        (319)        --         --         --
     Net income (loss) before cumulative
       effect of change in accounting
       principle............................        624         635       1,216       1,301        508          2       (799)
  Cumulative effect of change in accounting
     principle..............................         --          --          --          --         --         --         --
     Net income (loss)......................   $    624    $    635    $  1,216    $  1,301    $   508    $     2    $  (799)
PER SHARE DATA: (1)
  Net income (loss) before cumulative effect
     of accounting change (primary and fully
     diluted)...............................   $   0.39    $   0.40    $   0.76    $   1.02    $  0.41    $    --    $ (0.84)
  Net income (loss) (primary and fully
     diluted)...............................       0.39        0.40        0.76        1.02       0.41         --      (0.84)
  Cash dividends declared...................         --          --          --          --         --         --         --
  Period-end book value.....................       8.06        7.33        7.70        6.97       5.56       5.12       5.11
BALANCE SHEET DATA
  (AT PERIOD END):
  Total assets..............................   $141,488    $125,026    $133,401    $117,095    $89,083    $62,875    $44,759
  Loans, net................................    101,203      89,139      94,636      80,874     62,881     44,192     28,930
  Allowance for loan losses.................      1,485       1,277       1,400       1,200        925        705        404
  Deposits..................................    120,648     105,813     114,641     100,378     78,165     57,128     39,549
  Total shareholders' equity................     13,398      11,721      12,312      11,147      6,916      4,851      4,845
PERFORMANCE RATIOS:
  Net income (loss) to average shareholders'
     equity.................................       9.89%(2)    11.07%(2)    10.31%    15.92%      7.55%      0.00%     (6.40)%
  Net income (loss) to average total
     assets.................................       0.91(2)     1.05(2)     0.97        1.19       0.65       0.00      (1.21)
CAPITAL RATIOS:
  Tier 1 risk-based capital.................      13.07%      12.59%      12.50%      13.70%     10.04%      8.79%     15.46%
  Total risk-based capital..................      14.34       13.84       13.90       14.90      11.30       9.72      16.79
  Leverage..................................       9.63        8.86        9.00        9.70       7.72       8.51      13.35
ASSET QUALITY RATIOS:
  Allowance for loan losses as a percentage
     of gross loans.........................       1.45%       1.41%       1.46%       1.46%      1.45%      1.57%      1.38%
  Net loans charged off (recovered)
     to average loans.......................       0.51(2)     0.41(2)     0.47        0.34       0.22      (0.01)      0.46
  Problem assets as a percentage of total
     assets.................................       0.36        0.26        0.26        0.28       0.38       0.57       0.22

(1) All per share data has been adjusted to reflect a 3-for-2 stock split declared in the second quarter of 1997.

(2) Annualized.

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             SIX MONTHS ENDED
                                                 JUNE 30,                          YEAR ENDED DECEMBER 31,
                                             1997        1996        1996        1995        1994        1993        1992
                                               (UNAUDITED)
INCOME STATEMENT DATA:
  Interest income.......................   $ 26,795    $ 24,927    $ 50,907    $ 45,935    $ 35,824    $ 30,228    $ 28,263
  Interest expense......................     11,850      11,215      22,797      19,836      13,265      11,407      12,150
     Net interest income................     14,945      13,712      28,110      26,099      22,559      18,821      16,113
  Provision for loan losses.............      1,016         876       1,540       1,991       1,105       1,134       1,288
     Net interest income after provision
       for loan losses..................     13,929      12,836      26,570      24,108      21,454      17,687      14,825
  Noninterest income....................      4,471       3,586       7,271       6,278       5,560       5,394       4,762
  Noninterest expense...................     10,501       9,167      19,354      19,181      17,283      16,067      15,059
     Income before income taxes.........      7,899       7,255      14,487      11,205       9,731       7,014       4,528
  Income taxes..........................      2,399       2,268       4,418       2,901       2,653       1,828       1,212
     Net income before cumulative effect
       of change in accounting
       principle........................      5,500       4,987      10,069       8,304       7,078       5,186       3,316
  Cumulative effect of change in
     accounting principle...............         --          --          --          --          --         300          --
     Net income.........................   $  5,500    $  4,987    $ 10,069    $  8,304    $  7,078    $  5,486    $  3,316
PER SHARE DATA: (1)
  Net income before cumulative effect of
     accounting change (primary and
     fully diluted).....................   $   0.59    $   0.54    $   1.09    $   0.94    $   0.80    $   0.61    $   0.39
  Net income (primary and fully
     diluted)...........................       0.59        0.54        1.09        0.94        0.80        0.64        0.39
  Cash dividends declared (2)...........       0.25        0.25        0.50        0.43        0.34        0.26        0.21
  Period-end book value.................       8.21        7.26        7.80        7.08        6.18        5.79        5.25
BALANCE SHEET DATA
  (AT PERIOD END):
  Total assets..........................   $706,645    $648,456    $680,257    $626,490    $536,182    $454,469    $415,821
  Loans, net............................    487,436     433,884     449,989     408,761     346,412     289,486     256,625
  Allowance for loan losses.............      6,995       6,376       6,528       6,056       5,056       4,605       4,362
  Deposits..............................    591,392     544,290     569,856     515,434     450,986     393,398     354,154
  Total shareholders' equity............     76,016      66,651      71,721      64,571      54,092      49,047      44,891
PERFORMANCE RATIOS:
  Net income to average shareholders'
     equity.............................      15.01%(3)    15.05%(3)    14.77%    14.28%      13.48%      11.76%       7.57%
  Net income to average total assets....       1.63(3)     1.58(3)     1.55        1.45        1.44        1.29        0.87
CAPITAL RATIOS:
  Tier 1 risk-based capital.............      14.20%      13.92%      14.47%      14.15%      14.25%      14.55%      14.79%
  Total risk-based capital..............      15.45       15.17       15.73       15.40       15.50       15.77       15.79
  Leverage..............................      10.92       10.09       10.65       10.86       10.05       10.74       10.95
ASSET QUALITY RATIOS:
  Allowance for loan losses as a
     percentage of gross loans..........       1.41%       1.45%       1.43%       1.46%       1.44%       1.57%       1.67%
  Net loans charged off to average
     loans..............................       0.12(3)     0.13(3)     0.24        0.26        0.23        0.33        0.10
  Problem assets as a percentage of
     total assets.......................       0.55        0.40        0.45        0.51        1.17        1.31        2.05

(1) All per share data has been adjusted to reflect a 6-for-5 stock split declared by First Charter in the second quarter of 1997, a stock split effected in the form of a 33 1/3% stock dividend declared by First Charter in the fourth quarter of 1994, a 20% stock dividend declared by First Charter in the fourth quarter of 1992 and a 3-for-2 stock split declared by CSB in the second quarter of 1997.

(2) Pro forma combined dividends per share represent historical dividends per share declared by First Charter. CSB has not paid cash dividends.

(3) Annualized.

                              RECENT DEVELOPMENTS



FIRST CHARTER



     First Charter's income for the three month period ended September 30, 1997 was $2,525,000, or $0.33 per share, versus $2,188,000, or $0.29 per share, for the comparable period in 1996, representing a 15.4% increase. Net income for the nine month period ended September 30, 1997 was $7,401,000, or $0.97 per share, versus $6,540,000, or $0.87 per share, for the comparable period in 1996, representing a 13.2% increase. The increases for the three and nine month periods ending September 30, 1997 are primarily attributable to increases in net interest income and noninterest income, which are partially offset by increases in noninterest expenses. On an annualized basis, First Charter's year-to-date results represent a return on average assets of 1.79% versus 1.68% and a return on average equity of 15.92% versus 15.67%, for the nine month periods ended September 30, 1997 and 1996, respectively.



     For the three and nine month periods ended September 30, 1997, net interest income before provision for loan losses increased $735,000 and $1,667,000, respectively, over the comparable periods in 1996. The increases are attributable to an increase in the level of interest earning assets, as well as an improvement in the net interest margin. The average interest-bearing liabilities increased, and the average rate paid on interest-bearing liabilities decreased slightly.



     Total assets at September 30, 1997 were $585,944,000, compared to $546,856,000 at December 31, 1996. Asset growth is primarily attributable to increases in loan balances. Loan demand was strong during the first nine months of 1997. As a result, gross loans increased 10.3% to $397,863,000 from $360,623,000 at December 31, 1996. Total deposits increased 7.0% to $486,928,000 from $455,215,000 at December 31, 1996. Securities available for sale totalled $135,440,000 at September 30, 1997, representing an increase of approximately $3,319,000 from December 31, 1996.



     The following table sets forth certain selected consolidated financial information for First Charter on a historical basis. This financial information is based on First Charter's interim unaudited financial results, and the results of operations are not necessarily indicative of operations that may be expected in the future. In the opinion of management of First Charter, all adjustments necessary for a fair presentation of results of interim periods (none of which were other than normal accruals) have been included.

                           FIRST CHARTER CORPORATION

                             SUMMARY OF OPERATIONS

                                  (UNAUDITED)


                                                                                        THREE MONTHS          NINE MONTHS
                                                                                      ENDED SEPTEMBER       ENDED SEPTEMBER
                                                                                            30,                   30,
                                                                                      1997       1996       1997       1996
                                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                                     AMOUNTS)
INCOME STATEMENT DATA:
  Interest income.................................................................   $11,396    $10,194    $32,455    $30,138
  Interest expense................................................................     4,824      4,357     13,564     12,914
  Net interest income.............................................................     6,572      5,837     18,891     17,224
  Provision for loan losses.......................................................       200        200        885        820
  Net interest income after provision for loan losses.............................     6,372      5,637     18,006     16,404
  Noninterest income..............................................................     1,816      1,505      5,725      4,573
  Noninterest expense.............................................................     4,609      4,117     13,227     11,688
  Income before income taxes......................................................     3,579      3,025     10,504      9,289
  Income taxes....................................................................     1,054        837      3,103      2,749
  Net income......................................................................   $ 2,525    $ 2,188    $ 7,401    $ 6,540
PER SHARE DATA:(1)
  Net income (primary and fully diluted)..........................................   $  0.33    $  0.29    $  0.97    $  0.87
  Cash dividends declared.........................................................      0.14      0.125       0.39      0.375
  Period-end book value...........................................................      8.58       7.53       8.58       7.53



(1) All per share data has been retroactively adjusted to reflect a 6-for-5 stock split declared in the second quarter of 1997.

CSB



     CSB's income for the three month period ended September 30, 1997 was $93,000, or $0.06 per share, versus $326,000, or $0.20 per share, for the comparable period in 1996, representing a 71.5% decrease. Net income for the nine month period ended September 30, 1997 was $717,000, or $0.44 per share, versus $961,000, or $0.60 per share, for the comparable period in 1996, representing a 25.4% decrease. The decreases are primarily attributable to an increased provision for loan losses during the third quarter of 1997. The third quarter provision was necessary to reflect an increase in the loan portfolio, as well as a general decline in loan quality. For 1997 year-to-date, net loan charge-offs increased to $427,000 or 0.54% of average loans versus $223,000 or 0.34% of average loans for the same period in 1996. Furthermore, nonaccruals to gross loans increased to 0.40% at September 30, 1997 from 0.31% at September 30, 1996 and 0.30% at December 31, 1996. The result of this additional provision increased the allowance for loan losses to gross loans to 1.81% at September 30, 1997 from 1.44% at September 30, 1996.



     On an annualized basis, CSB's year-to-date results represent a return on average assets of 0.68% versus 1.04% and a return on average equity of 7.38% versus 11.00% for the nine month periods ended September 30, 1997 and 1996, respectively.



     For the three and nine month periods ended September 30, 1997, net interest income before provision for loan losses increased $147,000 and $447,000, respectively, over the comparable periods in 1996. The increases are attributable to an increase in the level of interest earning assets, partially offset by a decline in the net interest margin. The average interest-bearing liabilities increased, and the average rate paid on interest-bearing liabilities increased.



     Total assets at September 30, 1997 were $142,923,000, compared to $133,401,000 at December 31, 1996. Asset growth is primarily attributable to increases in the loan portfolio and the securities portfolio. Loan demand was strong during the first nine months of 1997. As a result, gross loans increased 9.0% to $104,682,000 from $96,036,000 at December 31, 1996. Total deposits increased 6.9% to $122,547,000 from $114,641,000 at December 31, 1996.
Securities available for sale totalled $14,058,000 at September 30, 1997, representing an increase of approximately $2,514,000 from December 31, 1996.


     The following table sets forth certain selected consolidated financial information for CSB on a historical basis. This financial information is based on CSB's interim unaudited financial results, and the results of operations are not necessarily indicative of operations that may be expected in the future. In the opinion of management of CSB, all adjustments necessary for a fair presentation of results of interim periods (none of which were other than normal accruals) have been included.

                              CAROLINA STATE BANK

                             SUMMARY OF OPERATIONS

                                  (UNAUDITED)


                                                                                    THREE MONTHS            NINE MONTHS
                                                                                  ENDED SEPTEMBER         ENDED SEPTEMBER
                                                                                        30,                     30,
                                                                                  1997        1996        1997        1996
                                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                                  AMOUNTS)
INCOME STATEMENT DATA:
  Interest income.............................................................   $3,062      $2,712      $8,798      $7,697
  Interest expense............................................................    1,619       1,416       4,729       4,075
  Net interest income.........................................................    1,443       1,296       4,069       3,622
  Provision for loan losses...................................................      596         141         927         397
  Net interest income after provision for loan losses.........................      847       1,155       3,142       3,225
  Noninterest income..........................................................      302         265         864         762
  Noninterest expense.........................................................    1,008         910       2,891       2,485
  Income before income taxes..................................................      141         510       1,115       1,502
  Income taxes................................................................       48         184         398         541
  Net income..................................................................   $   93      $  326      $  717      $  961
PER SHARE DATA: (1)
  Net income (primary and fully diluted)......................................   $ 0.06      $ 0.20      $ 0.44      $ 0.60
  Cash dividends declared.....................................................       --          --          --          --
  Period-end book value.......................................................     8.12        7.54        8.12        7.54


(1) All per share data has been retroactively adjusted to reflect a 3-for-2 stock split declared in the second quarter of 1997.

                              THE SPECIAL MEETINGS

GENERAL

     This Joint Proxy Statement-Prospectus is being furnished to holders of First Charter Common Stock in connection with the solicitation of proxies by the Board of Directors of First Charter for use at the First Charter Special Meeting
(i) to consider and vote upon the approval of the Agreement and the transactions contemplated thereby, including the issuance of First Charter Common Stock upon consummation of the Merger, (ii) to consider and vote upon the approval of First Charter's proposed Amended and Restated Articles of Incorporation, including an increase to the number of shares of First Charter Common Stock that First Charter is authorized to issue from 10,000,000 to 25,000,000, and (iii) to transact such other business as may properly come before the First Charter Special Meeting or any adjournments or postponements thereof. For information regarding the consideration of First Charter's proposed Amended and Restated Articles of Incorporation, see "APPROVAL OF AMENDED AND RESTATED ARTICLES OF INCORPORATION OF FIRST CHARTER."

     In addition, this Joint Proxy Statement-Prospectus is being furnished to holders of CSB Common Stock in connection with the solicitation of proxies by the Board of Directors of CSB for use at the CSB Special Meeting (i) to consider and vote upon the approval of the Agreement and the transactions contemplated thereby, and (ii) to transact such other business as may properly come before the CSB Special Meeting or any adjournments or postponements thereof. Each copy of this Joint Proxy Statement-Prospectus mailed to holders of First Charter Common Stock is accompanied by a form of proxy for use at the First Charter Special Meeting, and each copy of this Joint Proxy Statement-Prospectus mailed to holders of CSB Common Stock is accompanied by a form of proxy for use at the CSB Special Meeting. This Joint Proxy Statement-Prospectus is also being furnished by First Charter to CSB shareholders as a prospectus in connection with the issuance by First Charter of the shares of First Charter Common Stock upon consummation of the Merger.


     This Joint Proxy Statement-Prospectus is first being mailed to the holders of First Charter Common Stock and the holders of CSB Common Stock on or about
October   , 1997.


DATE, PLACE AND TIME


     FIRST CHARTER. The First Charter Special Meeting will be held at First Charter's corporate and operations center located at 22 Union Street, North in Concord, North Carolina on Wednesday, December 10, 1997 at 9:00 a.m. local time.



     CSB. The CSB Special Meeting will be held at the main office of CSB, located at 316 South Lafayette Street in Shelby, North Carolina on Wednesday, December 10, 1997 at 6:00 p.m. local time.


PROXIES

     FIRST CHARTER. A shareholder of First Charter may use the accompanying proxy if such shareholder is unable to attend the First Charter Special Meeting in person or wishes to have his or her shares voted by proxy even if such shareholder does attend the meeting. A shareholder of First Charter may revoke any proxy given pursuant to this solicitation by delivering to the Secretary of First Charter, prior to or at the First Charter Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by voting in person at the First Charter Special Meeting. All written notices of revocation and other communications with respect to the revocation of First Charter proxies should be addressed to First Charter Corporation, Post Office Box 228, Concord, North Carolina 28026-0228, Attention:
Secretary. For such notice of revocation or later proxy to be valid, however, it must actually be received by First Charter prior to the vote of the First Charter shareholders. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. IF NO SPECIFICATION IS MADE, THE PROXIES WILL BE VOTED IN FAVOR OF (I) APPROVAL OF THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE ISSUANCE OF THE FIRST CHARTER COMMON STOCK UPON CONSUMMATION OF THE MERGER, AND (II) APPROVAL OF FIRST CHARTER'S AMENDED AND RESTATED ARTICLES OF INCORPORATION. The Board of Directors of First Charter is unaware of any other matters that may be presented for action at the First Charter Special Meeting. If other matters do properly come before the First Charter Special Meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted or not voted by the persons named in the proxies in their discretion.

     CSB. A shareholder of CSB may use the accompanying proxy if such shareholder is unable to attend the CSB Special Meeting in person or wishes to have his or her shares voted by proxy even if such shareholder does attend the meeting. A shareholder of CSB may revoke any proxy given pursuant to this solicitation by delivering to the Secretary of CSB, prior to or at the CSB Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by voting in person at the CSB Special Meeting. All written notices of revocation and other communications with respect to the revocation of CSB proxies should be addressed to Carolina State Bank, Post Office Box 340, Shelby, North Carolina 28151-0340, Attention: Secretary. For such notice of revocation or later proxy to be valid, however, it must actually be received by CSB prior to the vote of the shareholders. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. IF NO SPECIFICATION IS MADE, THE PROXIES WILL BE VOTED IN FAVOR OF APPROVAL OF THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. The Board of Directors of CSB is unaware of any other matters that may be presented for action at the CSB Special Meeting. If other matters do properly come before the CSB Special Meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted or not voted by the persons named in the proxies in their discretion.

SOLICITATION OF PROXIES

     Solicitation of proxies may be made in person, by mail, telephone or facsimile, or by directors, officers and employees of First Charter or CSB, who will not be specially compensated for such solicitation. Nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners. First Charter and CSB will each bear its own expenses in connection with the solicitation of proxies for its Special Meeting, except that each will pay one-half of the costs incurred in printing and mailing this Joint Proxy Statement-Prospectus, the forms of proxy and other proxy materials.

RECORD DATE AND VOTING RIGHTS


     FIRST CHARTER. The Board of Directors of First Charter has fixed October 24, 1997 as the record date for the determination of shareholders of First Charter entitled to receive notice of and to vote at the First Charter Special Meeting. At the close of business on such record date, there were outstanding shares of First Charter Common Stock held of record by approximately holders of record. Each share of First Charter Common Stock outstanding on such record date is entitled to one vote as to (i) the approval of the Agreement and the transactions contemplated thereby, including the issuance of First Charter Common Stock upon consummation of the Merger, (ii) the approval of First Charter's proposed Amended and Restated Articles of Incorporation, and
(iii) any other proposal that may properly come before the First Charter Special Meeting. Approval by the shareholders of First Charter of the Agreement and the transactions contemplated thereby, including the Merger, is not required under North Carolina law or First Charter's Restated Charter or Bylaws. Pursuant to the requirements of The Nasdaq Stock Market, however, approval of the issuance of First Charter Common Stock in the Merger will require the affirmative vote of a majority of the votes cast by the holders of the First Charter Common Stock. Furthermore, pursuant to the requirements of the NCBCA, approval of First Charter's proposed Amended and Restated Articles of Incorporation will also require the affirmative vote of a majority of the votes cast by the holders of the First Charter Common Stock. In accordance with North Carolina law, abstentions from voting with respect to a matter will count as shares present for purposes of establishing a quorum at the First Charter Special Meeting. Neither abstentions nor broker non-votes, if any, however, will have the effect of a negative vote with respect to any such matter.



     As of the record date for the First Charter Special Meeting, the directors and executive officers of First Charter and their affiliates beneficially owned
an aggregate of        shares, or    %, of First Charter Common Stock. Directors
and executive officers of First Charter have indicated their intention to vote their shares of First Charter Common Stock in favor of the Agreement and the transactions contemplated thereby, including the issuance of First Charter Common Stock upon consummation of the Merger.


     As of the record date for the First Charter Special Meeting, the trust
department of FCNB had sole or shared voting power with respect to        shares
of First Charter Common Stock held for various accounts. Of these,        shares
of First Charter Common Stock were held under arrangements that provide for exercise of voting power by co-fiduciaries, settlors, beneficiaries or others; as a matter of policy, FCNB votes such shares only in accordance with the instructions of such other persons. Shares of First Charter Common Stock otherwise held by the trust department of FCNB may be voted in its discretion.

     THE BOARD OF DIRECTORS OF FIRST CHARTER URGES ITS SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

     CSB. The Board of Directors of CSB has fixed October 24, 1997 as the record date for the determination of shareholders of CSB entitled to receive notice of and to vote at the CSB Special Meeting. At the close of business on such record
date, there were outstanding        shares of CSB Common Stock held of record by
approximately        holders of record. Each share of CSB Common Stock
outstanding on such record date is entitled to one vote as to (i) the approval of the Agreement and the transactions contemplated thereby and (ii) any other proposal that may properly come before the CSB Special Meeting. Under the provisions of the federal and North Carolina banking laws, approval of the Agreement and the transactions contemplated thereby by the CSB shareholders will require the affirmative vote of the holders of two-thirds of the outstanding shares of CSB Common Stock. In accordance with applicable law, abstentions from voting with respect to the Agreement and the transactions contemplated thereby will count as shares present for purposes of establishing a quorum at the CSB Special Meeting. Furthermore, because approval of such matter requires the affirmative vote of the holders of two-thirds of the CSB Common Stock outstanding, such abstentions, as well as broker non-votes, if any, will have the effect of a negative vote with respect to the Agreement and the transactions contemplated thereby. Furthermore, because of the two-thirds vote requirement, failure to vote will have the same effect as a negative vote.


     As of the record date for the CSB Special Meeting, the directors and executive officers of CSB and their affiliates beneficially owned an aggregate
of        shares, or    %, of CSB Common Stock. Directors of CSB have indicated
their intention to vote their shares of CSB Common Stock in favor of the Agreement and the transactions contemplated thereby. See "THE
MERGER -- Interests of Certain Persons in the Merger." In addition, as of the record date for the CSB Special Meeting, directors and executive officers of
First Charter beneficially owned        shares, or    %, of the CSB Common
Stock. It is expected that these shares will be voted in favor of the proposal to approve the Agreement and the transactions contemplated thereby.

     BECAUSE APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF TWO-THIRDS OF THE OUTSTANDING SHARES OF CSB COMMON STOCK, THE BOARD OF DIRECTORS OF CSB URGES ITS SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

RECOMMENDATION OF THE BOARDS OF DIRECTORS

     The Board of Directors of First Charter and the Board of Directors of CSB each has approved the Agreement and the transactions contemplated thereby. Each Board of Directors believes that the Merger is fair to and in the best interests of its respective shareholders and recommends a vote "FOR" the matters to be voted upon by such shareholders in connection with the Merger. See "THE
MERGER -- Background of and Reasons for the Merger."

                                   THE MERGER

     THE FOLLOWING SUMMARY OF CERTAIN TERMS AND PROVISIONS OF THE AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE AND, WITH THE EXCEPTION OF THE SCHEDULES THERETO, IS INCLUDED AS APPENDIX A TO THIS JOINT PROXY STATEMENT-PROSPECTUS. ALL SHAREHOLDERS ARE ENCOURAGED TO READ THE AGREEMENT, AS WELL AS THE OTHER APPENDICES, IN THEIR ENTIRETY.

DESCRIPTION OF THE MERGER

     At the Effective Time, CSB will be merged with and into FCNB, and FCNB will be the surviving entity and will continue to operate as a banking subsidiary of First Charter. The Articles of Association and Bylaws of FCNB in effect at the Effective Time will continue to govern FCNB until amended or repealed in accordance with applicable law. The Merger is subject to the approval of the OCC. See "THE MERGER -- Bank Regulatory Matters." There will be no change in First Charter's Restated Charter or Bylaws as a result of the Merger.

     At the Effective Time, except as hereinafter described, each share of CSB Common Stock outstanding immediately prior to the Effective Time (other than shares as to which dissenters' rights have been perfected) will be converted automatically into the right to receive 1.023 shares of First Charter Common Stock. Shares of CSB Common Stock held by First Charter, FCNB or CSB (other than shares held in a fiduciary capacity or as a result of debts previously contracted) immediately prior to the Merger will be cancelled. The shares of First Charter Common Stock, as well as the shares of FCNB stock, outstanding immediately prior to the Merger will continue to be outstanding after the Effective Time.

     No fractional shares of First Charter Common Stock will be issued in the Merger. Instead, each holder of shares of CSB Common Stock who would otherwise have been entitled to receive a fraction of a share of First Charter Common Stock (after taking into account all certificates delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of First Charter Common Stock multiplied by the Fair Market Value (as defined below) of one share of First Charter Common Stock at the Effective Time. The Fair Market Value of one share of First Charter Common Stock at the Effective Time is defined by the Agreement generally as the closing price per share as reported by The Nasdaq Stock Market on the last business day preceding the Effective Time. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share. See "THE MERGER -- Exchange of Certificates."

EFFECTIVE TIME OF THE MERGER


     The Merger will become effective at the date and time specified in connection with the approval by the OCC. Unless otherwise agreed by First Charter and CSB, the Effective Time will occur on or promptly after the first business day following the last to occur of (i) the expiration of the required waiting period following the date of the order of the OCC approving the Merger pursuant to the Bank Merger Act; (ii) the effective date of the last order, approval or exemption of any other Federal or state regulatory agency approving or exempting the Merger if such action is required; (iii) the expiration of all required waiting periods after the filing of all notices to all Federal or state regulatory agencies for consummation of the Merger; and (iv) the date on which the CSB shareholders and the First Charter shareholders approve the Agreement. If approved by the First Charter and CSB shareholders and applicable regulatory authorities, the parties currently expect that the Effective Time will occur by December 31, 1997 or as soon as possible thereafter, although there can be no assurance as to whether or when the Merger will occur. See "THE
MERGER -- Conditions to the Merger."


EXCHANGE OF CERTIFICATES

     Before or as soon as practicable after the Effective Time, First Charter National Bank, in its capacity as Exchange Agent (the "Exchange Agent"), will mail to each holder of CSB Common Stock of record as of the Effective Time a letter of transmittal and related forms (the "Letter of Transmittal") for use in forwarding stock certificates previously representing CSB Common Stock for surrender and exchange for certificates representing First Charter Common Stock.

     CSB SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

     Upon surrender to the Exchange Agent of one or more certificates for shares of CSB Common Stock, duly endorsed as required by the Exchange Agent and accompanied by a properly completed and executed Letter of Transmittal, there will be issued and mailed to the holder thereof a certificate or certificates representing the aggregate number of whole shares of First Charter Common Stock to which such holder is entitled, together with all undelivered dividends or distributions in respect of such shares following the Effective Time and, where applicable, a check for the amount (without interest) representing the value of any fractional share. A certificate for shares of First Charter Common Stock, or any check representing cash in lieu of fractional shares or undelivered dividends or distributions, may be issued in a name other than the name in which the surrendered certificate for CSB Common Stock is registered only if (i) the certificate surrendered is properly endorsed, accompanied by a guaranteed signature if required by the Letter of Transmittal and otherwise in proper form for transfer, and (ii) the person requesting the issuance of such certificate either (A) pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for shares of FCC Common Stock or a check in a name other than that of the registered holder of the certificate surrendered or (B) establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. The Exchange Agent will issue stock certificates evidencing First Charter Common Stock in exchange for lost, stolen, mutilated or destroyed certificates of CSB Common Stock only upon receipt of a lost stock affidavit and a bond indemnifying First Charter against any claim arising out of the allegedly lost, stolen, mutilated or destroyed certificate. In no event will the Exchange Agent, First Charter or CSB be liable to any persons for any First Charter Common Stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

     First Charter is not obligated to deliver any shares of First Charter Common Stock to which any former holder of CSB Common Stock is entitled as a result of the Merger until such holder surrenders his or her certificate or certificates representing CSB Common Stock as described above. On and after the Effective Time and until such surrender of certificates to the Exchange Agent, each certificate that represented outstanding CSB Common Stock immediately prior to the Effective Time (except for shares held by FCC, FCNB or CSB other than in a fiduciary capacity or as a result of debts previously contracted, which shall be cancelled as described herein, and shares as to which dissenters' rights of appraisal have been perfected, as described in "THE MERGER -- Dissenters' Rights of Appraisal") will be deemed to evidence ownership of the number of whole shares of First Charter Common Stock into which such shares have been converted, and the holders thereof shall be entitled to vote at any meeting of First Charter shareholders to the extent permitted by law. No shareholder will, however, receive dividends or other distributions, if any, on such First Charter Common Stock following the Effective Time until the certificates representing CSB Common Stock are so surrendered. Upon surrender of CSB Common Stock certificates, CSB shareholders will be paid any dividends or other distributions on First Charter Common Stock that are payable to holders as of any record date on or following the Effective Time. No interest will be payable with respect to withheld dividends or other distributions.

BACKGROUND OF AND REASONS FOR THE MERGER

     FIRST CHARTER. The strategy of the Board of Directors of First Charter has been to increase long-term value for shareholders while at the same time remaining an independent financial institution. In this regard, the Board of Directors of First Charter has maintained a philosophy of controlled growth and has opened DE NOVO branches in its market area. It has also continually evaluated potential mergers with or acquisitions of stable financial institutions located in markets compatible with that of First Charter. In identifying any such financial institutions, First Charter has focused on institutions that, like it, have encouraged earnings growth for the purpose of building long-term shareholder value and have maintained similar philosophies regarding cost controls and development of new services as a means of generating additional fee income. First Charter has also considered acquisitions of recently-formed banking institutions that are located in strong markets and that have exhibited sound growth in both assets and earnings. The Board of Directors of First Charter believes that CSB meets these criteria as a recently-formed bank.

     The amount of merger and acquisition activity of banks and other financial institutions during recent years and the increase in the market price of First Charter Common Stock during such time has provided First Charter with the opportunity to pursue consideration of possible acquisition candidates. At the same time, such increased merger activity has resulted in an increasing scarcity of attractive candidates and has raised the level of competition significantly. Orr Management Company ("Orr Management"), as financial advisor to CSB, approached First Charter in June 1997 regarding First Charter's interest in acquiring CSB. First Charter was advised by Orr Management that it also was approaching additional financial institutions regarding the sale of CSB. After First Charter indicated its interest in pursuing an acquisition of CSB, Orr Management distributed to First Charter an information package detailing certain information regarding CSB and requested an acquisition proposal from First Charter by June 27, 1997.

     Following this contact, First Charter began its own internal discussions and analyses regarding a possible acquisition of CSB. First Charter's senior management discussed potential prices and structures for the proposed transaction. In analyzing various exchange ratios, senior management considered such typical factors as earnings, cost savings and impact on the book value of First Charter. In addition, senior management evaluated the CSB market area and its potential for growth, as well as the anticipated nature of that growth. A primary factor in the evaluation of CSB was the perceived opportunity to increase revenues in CSB. Finally, senior management of First Charter evaluated competition among potential bidders for CSB and the relative strength of First Charter's stock value compared to such institutions. Orr Management served as a resource for any specific questions about CSB raised by senior management.

     At a special meeting held on June 26, 1997, following a presentation by senior management as to the factors described above, the Board of Directors of First Charter authorized senior management to submit an acquisition proposal to the Board of Directors of CSB through Orr Management. Thereafter, on June 27, 1997 First Charter delivered to Orr Management the Letter of Intent addressed to the Board of Directors of CSB and outlining the general terms of its acquisition proposal, including the Exchange Ratio. The Letter of Intent was accepted and agreed to by CSB on June 30, 1997. In addition, as a condition of First Charter's entering into the Letter of Intent, the parties also entered into the Stock Option Agreement dated June 30, 1997, which contains provisions that are usual and customary in bank mergers, pursuant to which CSB has granted the Option to First Charter.

     During the next four weeks, First Charter and CSB proceeded to conduct due diligence with respect to each other. At the same time, the entities negotiated the Agreement providing for the Exchange Ratio and the proposed structure. In general, these negotiations proceeded in a usual and customary manner and resulted in the Agreement which consists primarily of standard terms, tailored where applicable to the specific parties. In addition, during this period the Board of Directors of First Charter engaged IJL to render to the Board IJL's opinion as to the fairness of the Agreement and the Merger, from a financial point of view, to the shareholders of First Charter.

     Following this initial due diligence period, the Board of Directors of each of First Charter and CSB met separately on August 1, 1997 to consider the Agreement and the Merger. At the First Charter meeting, IJL presented the Board of Directors of First Charter with its written opinion that the Exchange Ratio was fair, from a financial point of view, to the shareholders of First Charter. The Board of Directors of First Charter approved the Agreement and the Merger at this meeting and authorized the President and Chief Executive Officer of First Charter to execute and deliver the Agreement on behalf of First Charter, subject to completion of additional due diligence. On August 15, 1997, First Charter and CSB entered into the Agreement.

     The Board of Directors of First Charter considered several factors in arriving at its decision to approve the Agreement. It did not assign any relative or specific weights to the factors considered. The Board of Directors of First Charter believes that the potential for the CSB market area is strong as the greater Charlotte area continues to grow. Also, the CSB market area is strategically located in proximity to the Greenville/Spartanburg area of South Carolina, as well as the Catawba Valley and Asheville areas of North Carolina. FCNB currently does not have any branches in CSB's market, and the Board of Directors of First Charter believes that the location of CSB's branches should provide First Charter with the opportunity to benefit from continued growth in this market. The Board of Directors of First Charter also believes that entry into this market will enable First Charter to strategically align itself along an important corridor lying to the west of Mecklenburg County. First Charter's Board of Directors believes this western presence will allow for future expansion and will complement First Charter's existing presence in northern and southern Mecklenburg County. The Board of Directors of First Charter considered CSB's current deposit market share and concluded that an acquisition of CSB provides First Charter with a preferable means of entering the market on the western side of Mecklenburg County as opposed to DE NOVO expansion.

     The Board of Directors of First Charter also considered that the combined resources of First Charter and CSB should (i) provide opportunity to achieve economies of scale, primarily with respect to the elimination of duplicative back-office staff functions as well as enhanced ability to achieve better human and technological resources, which economies of scale should improve the efficiency and profitability of the combined entity; (ii) improve the ability of CSB, following its merger into and with FCNB, to compete with the many financial institutions doing business in CSB's market area and the surrounding counties;
(iii) provide a source for increases in revenues for the combined entity through the addition of trust and other services such as investment and insurance sales, corporate cash management and higher lending limits not currently offered by or available to CSB; and (iv) generally result in an institution better able to respond to the needs of its customers in the community.

     The Board of Directors of First Charter also believes that the banking philosophies of First Charter and CSB are similar and will mix well together. In addition, the Board of Directors considered the book value of CSB and the financial information related to comparable financial institutions and acquisitions provided by IJL. Based upon these considerations, among others, the Board of Directors of First Charter concluded that the combination of the market areas, products and services made the Merger attractive for both First Charter and CSB.

     CSB. CSB is a community bank and its community-oriented banking philosophy has allowed it to compete effectively with the other financial institutions in its market area and to operate profitably. Historically, CSB did not have any securities firms creating a market in its shares, and the Board of Directors of CSB became concerned in late 1995 that the limited trading of CSB's common stock did not reflect the true value of the bank. In January 1996, CSB engaged Carson Medlin to prepare a strategic analysis of alternatives the bank could employ to enhance shareholder value.


     During the late Spring of 1996, totally unrelated to the engagement of Carson Medlin, CSB received an unsolicited request by another community bank, the Bank of Granite, Granite Falls, North Carolina, to consider a combination of the two companies. In June 1996, CSB engaged Carson Medlin to advise the CSB Board regarding a possible transaction with the Bank of Granite. During the remainder of June and early July 1996, the representatives of CSB and the Bank of Granite held discussions regarding a possible acquisition of CSB as a separate subsidiary of the Bank of Granite's holding company, Bank of Granite Corporation ("Granite"). A non-binding letter of intent was executed on July 24, 1996 (the "Granite Letter of Intent") and the parties began negotiations regarding the terms of a definitive agreement. The parties tentatively agreed in the Granite Letter of Intent to a stock exchange ratio of 1.11 shares of Granite common stock for each share of CSB Common Stock, which represented, on the date of the Granite Letter of Intent, a price of approximately $31.1 million for CSB based on the value of Granite's stock. However, the exchange ratio was subject to adjustment in the event of changes in the price of Granite common stock. The market price of Granite common stock continued to rise throughout August 1996 and negotiations regarding the terms of the adjustment mechanism for the exchange ratio in the definitive agreement were unsuccessful. The parties terminated all discussions in September 1996, and management of CSB returned to concentrating on operation of the bank as an independent entity.



     In the late Spring of 1997, the Board of Directors of CSB concluded that it should study the strategic alternatives for the future of CSB, including whether a sale of CSB would benefit the long term interest of its shareholders. The Board of Directors authorized the engagement of the consulting firm of Orr Management Company, Winston-Salem, North Carolina ("Orr Management") which has experience in advising banking companies in strategic evaluations. In connection with this engagement, CSB has paid or agreed to pay Orr Management aggregate compensation of $311,500. Orr Management's recommendation was that CSB conduct a solicitation of proposals from various banking organizations to establish a value for the shareholders of a sale of CSB. On June 17, 1997, the Board of Directors agreed to this recommendation and the solicitation was undertaken by Orr Management. In connection with its engagement, Orr Management (i) performed extensive due diligence on CSB, (ii) prepared a confidential memorandum regarding CSB (the "Memorandum"), and (iii) contacted a number of banking institutions with operations in North Carolina (some with main offices in other southeastern states) whom Orr Management, based on its expertise and experience, believed would be interested in receiving the Memorandum and submitting a proposal. Thereafter, Orr Management received executed confidentiality agreements from, and distributed the Memorandum to, twelve companies and ultimately received bids from four companies.



     The management and Board of Directors of CSB evaluated the four proposals received from this solicitation, and at a meeting on June 30, 1997, the Board of Directors of CSB reviewed each of the four bids. The bid of First Charter of
1.023 shares of First Charter Common Stock for each share of CSB Common Stock represented the highest value of CSB, approximately $38 million based on the value of the First Charter Common Stock as of that date. The next highest offer constituted a bid range that was approximately $500,000 lower, at the upper end of the range, than the First Charter offer, subject to adjustment based on the results of due diligence. Furthermore, First Charter did not request an adjustment of the Exchange Ratio if the value of the First Charter Common Stock increased, but was willing to provide CSB the option to terminate the transaction if the average price of the First Charter Common Stock fell below $20 per share for the 20 consecutive days prior to the closing of the transaction.



     The Board of Directors also considered that First Charter had an excellent dividend payment history and good historical earnings, and Orr Management recommended that the Board of Directors accept the bid offer from First Charter. The Board of Directors authorized the execution of the Letter of Intent with First Charter, the conducting of due diligence on First Charter, the negotiation of a definitive agreement and the engagement of Carson Medlin to prepare a fairness opinion regarding the proposed consideration.


     Following a due diligence review of First Charter and extensive negotiations regarding the language of the Agreement, on August 1, 1997, the Board of Directors of CSB was given a draft of the Agreement for consideration. The Board of Directors also received the report of Carson Medlin that the consideration to be received from First Charter was fair, from a financial point of view, to CSB shareholders. After discussion of certain items that were still under discussion between the parties, the Board of Directors approved execution of the Agreement. The Board of Directors further authorized the President of CSB to negotiate the several other matters. Upon conclusion of those discussions, the Agreement was executed as of August 15, 1997.

     In evaluating the Merger and determining whether to approve the Agreement, the Board of Directors of CSB consulted with financial, legal, accounting and other advisors as well as CSB's management, and considered a number of factors. In addition to those discussed above, and without assigning any relative or specific weight to any factors, the Board of Directors of CSB considered the following:

          (a) The assessment of First Charter's business, operations, earnings, prospects and financial condition, and enhanced opportunities for growth, operating efficiencies and expanded customer services expected to result from the Merger;

          (b) The opinion of CSB's financial advisor, Carson Medlin, that the Merger is fair, from a financial point of view, to the shareholders of CSB;

          (c) A variety of factors affecting and relating to the overall strategic focus of CSB and First Charter, including similarities in business outlook, approach and corporate culture;

          (d) The expectation that the Merger will be a tax-free transaction to CSB and its shareholders;

          (e) The larger average trading volume and potential for greater liquidity offered by the First Charter Common Stock to be received by CSB's shareholders in the Merger;

          (f) By affiliation with First Charter on the terms proposed in the Agreement, the dividends, earnings and book value per share of CSB Stock will be increased; and

          (g) The current and prospective economic and competitive environment facing financial institutions, including CSB, and the likelihood of a continuing trend of consolidation in the financial services industry.

OPINIONS OF FINANCIAL ADVISORS

     FIRST CHARTER. The Board of Directors of First Charter has retained IJL to render a written opinion with respect to the fairness, from a financial point of view, to the holders of First Charter Common Stock of the consideration to be paid by First Charter in the Merger. IJL is a regional investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board of Directors of First Charter selected IJL to render its opinion in connection with the Merger on the basis of IJL's experience and expertise in merger transactions and its reputation in the banking and investment communities.


     In connection with its engagement, on August 1, 1997, IJL delivered a written opinion to the Board of Directors of First Charter to the effect that, as of such date and based upon and subject to certain matters, the consideration to be paid by First Charter in the Merger to the shareholders of CSB is fair to the shareholders of First Charter from a financial point of view. IJL has confirmed its initial opinion by delivery to the Board of Directors of First Charter of a written opinion dated as of October 24, 1997.



     THE FULL TEXT OF IJL'S WRITTEN OPINION DATED AS OF OCTOBER 24, 1997, WHICH SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY IJL, IS ATTACHED AS APPENDIX B TO THIS JOINT PROXY STATEMENT-PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF IJL SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. IJL'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO THE HOLDERS OF FIRST CHARTER COMMON STOCK OF THE CONSIDERATION TO BE PAID BY FIRST CHARTER IN THE MERGER. THE OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR ANY RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF FIRST CHARTER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AT THE FIRST CHARTER SPECIAL MEETING.


     In connection with its opinion, IJL, among other things: (i) reviewed certain publicly available financial and other data with respect to First Charter and CSB, including the respective consolidated financial statements of First Charter and CSB for recent fiscal years and interim periods to June 30, 1997, and certain other relevant financial and operating data relating to First Charter and CSB made available to IJL from published sources and from the internal records of First Charter and CSB; (ii) reviewed the Agreement and certain related documents provided to IJL by First Charter; (iii) reviewed the Current

Reports on Form 8-K filed by First Charter and the Current Reports on Form F-3 filed by CSB, respectively, with respect to the Merger; (iv) reviewed a draft of this Joint Proxy Statement-Prospectus; (v) reviewed certain historical market prices and trading volumes of First Charter and CSB as reported by The Nasdaq Stock Market; (vi) compared CSB from a financial point of view with certain other public companies which IJL deemed to be relevant; (vii) considered the financial terms, to the extent publicly available, of selected business combinations in the banking industry; (viii) reviewed and discussed with representatives of management of each of First Charter and CSB certain information regarding the business and financial issues of the Merger, including financial forecasts relating to cost savings and other potential synergies anticipated to result from the Merger and related assumptions; (ix) made inquiries regarding and discussed the due diligence review of CSB conducted by First Charter with senior executives of CSB; (x) made inquiries regarding and discussed the Merger, the Agreement and other matters related thereto with First Charter's counsel; and (xi) performed such other analyses and examinations as IJL deemed appropriate.


     In connection with its review, IJL did not assume any obligation to verify any of the foregoing information and relied on all such information being complete and accurate in all material respects. With respect to the financial forecasts for First Charter and CSB prepared by their respective management teams, IJL assumed, with First Charter's consent, for purposes of its opinion that such forecasts were reasonably prepared on bases reflecting at the time of preparation the best available estimates and judgments of their respective management teams, as to the cost savings, revenue enhancements and other potential synergies (including the timing, amount and achievability thereof) anticipated to result from the Merger, and that such forecasts provided a reasonable basis upon which IJL could form its opinion. IJL also assumed, with First Charter's consent, that there were no material changes in First Charter's or CSB's respective assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements reviewed by IJL, and that off-balance-sheet activities of First Charter and CSB will not materially and adversely affect the future financial position or results of operations of First Charter or CSB. IJL further assumed, with First Charter's consent, that (i) in the course of obtaining the necessary regulatory and third party consents for the Merger, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the Merger or the transactions contemplated thereby, and (ii) the Merger will be consummated in accordance with the terms and provisions of the Agreement, without any amendments to, and without any waiver by First Charter of, any of the material conditions to its obligations thereunder. IJL noted that it is not an expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and IJL assumed, with First Charter's consent, that such allowances for each of First Charter and CSB are in the aggregate adequate to cover such losses. In addition, IJL did not assume responsibility for reviewing any individual credit files or making an independent evaluation, appraisal or physical inspection of the assets or individual properties of First Charter or CSB, nor was IJL furnished with any such evaluation or appraisals. Finally, IJL's opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to IJL as of, the date thereof. Although IJL evaluated the consideration to be paid by First Charter in the Merger to the holders of the CSB Common Stock from a financial point of view, IJL was not requested to, and did not, recommend the specific consideration payable in the proposed Merger. No other limitations were imposed by First Charter on IJL with respect to the investigations made or procedures followed by IJL in rendering its opinion.



     Set forth below is a summary of the material analyses performed by IJL in connection with its opinion delivered to the Board of Directors of First Charter on August 1, 1997. In connection with its updated opinion as of October 24, 1997, IJL updated certain of its analyses, as necessary, and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.


          (a) PRO FORMA DILUTION ANALYSIS. IJL compared estimated earnings per share ("EPS") for First Charter on a stand-alone basis to the estimated EPS for First Charter on a pro forma combined basis for calendar years 1997 and 1998, based on IJL's EPS estimates for First Charter of $1.32 in 1997 and $1.45 in 1998 and for CSB of $0.81 in 1997 and $1.07 in 1998, and also based on estimates of management of First Charter as to the cost savings and other potential synergies anticipated to result from the Merger. IJL noted that, based upon estimates of management of First Charter as to anticipated cost savings, revenue enhancements and operating synergies, and after giving effect to certain assumptions as to, among other things, the number of shares outstanding in each respective period, the Merger can be expected to be dilutive to First Charter's EPS in calendar year 1997 by approximately 4.3%, and to be dilutive to First Charter's EPS in calendar year 1998 by approximately 2.9%.

          (b) COMPARABLE COMPANY ANALYSIS. Based on publicly available information and earnings estimates, IJL reviewed and compared actual and estimated selected financial, operating and stock market information and financial ratios of CSB, First Charter and a group of nine banks consisting of Bank of Granite Corporation; Carolina First Bancshares,

     Inc.; First Bancorp; FNB Corp.; FNB Financial Services Corporation; LSB Bancshares, Inc.; Peoples Bank; The First National Bank of Shelby; and Yadkin Valley Bank and Trust Company (the "Comparable Banks").

          IJL noted that, among other things: (i) CSB had a common equity to total assets ratio of 9.5% at June 30, 1997, as compared to the average for the Comparable Banks of 11.5%; (ii) CSB had a return on average assets and a return on average equity for the quarter ended June 30, 1997 of 0.9% and 9.9%, respectively, as compared to the average for the Comparable Banks of 1.8% and 15.5%, respectively; (iii) CSB had an efficiency ratio (defined as noninterest expense divided by net interest income plus noninterest income, before taking into account any goodwill amortization) of 55.8% for the quarter ended June 30, 1997, as compared to the average for the Comparable Banks of 49.4%; (iv) CSB had a price to book value ratio of 2.79x as of July 31, 1997 (based on the balance sheet at June 30, 1997), as compared to the average for the Comparable Banks of 2.70x; and (v) CSB had a price to earnings ratio of 29.0x at July 31, 1997 (based on its EPS for the latest twelve months ended June 30, 1997), as compared to the average for the Comparable Banks of 18.72x.

          (c) ANALYSIS OF SELECTED COMPARABLE BANK MERGER TRANSACTIONS. IJL reviewed the consideration paid in transactions in North Carolina announced from September 13, 1995 through June 30, 1997 and in which the transaction value is less than $500 million. These transactions are as follows (Acquiror/Target): Triangle Bancorp, Inc./Bank of Mecklenburg; LSB Bancshares, Inc./Old North State Bank; FCFT, Inc./Blue Ridge Bank; CCB Financial Corporation/Salem Trust Bank; Centura Banks, Inc./FirstSouth Bank; Centura Banks, Inc./First Community Bank; Centura Banks, Inc./First Commercial Holding Corporation; United Carolina Bancshares Corporation/Triad Bank; and First Charter Corporation/Bank of Union (for purposes of this discussion, collectively, the "Comparable Transactions"). For each company merged or to be merged in such transactions, IJL compiled figures illustrating, among other things, transaction price to latest 12 months' EPS, transaction price to book value, transaction price to tangible book value, and the ratio of premium over tangible book value to core deposits.

          The ratios for the Comparable Transactions are as follows: (i) a median ratio of transaction price to latest 12 months' earnings per share of 21.40x; (ii) a median ratio of transaction price to book value of 2.49x;
     (iii) a median ratio of transaction price to tangible book value of 2.49x; and (iv) a median ratio of premium over tangible book value to core deposits of 20.32%. Based on a closing price of $24.00 per share for First Charter Common Stock as of July 31, 1997, the consideration to be paid to the holders of CSB represented a ratio of transaction price to latest 12 months adjusted earnings per share of 35.07x, a ratio of transaction price to book value of 3.15x, a ratio of transaction price to tangible book value of 3.33x and a ratio of tangible premium to core deposits of 29.2%.

          No company or transaction used in the analysis set forth in paragraphs
     (b) and (c) above as a comparison is identical to First Charter, CSB or the proposed Merger, as the case may be. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading multiples of the companies to which First Charter, CSB and the proposed Merger are being compared.

          (d) OTHER ANALYSES. IJL also reviewed selected investment research reports on CSB and First Charter. In addition, IJL prepared an overview of the historical financial performance of CSB and analyzed its deposits, its loan portfolio and a break-down by industry classification of its commercial lending, as well as a history of its non-performing assets.

     The foregoing is a summary of the material analyses performed by IJL in connection with its opinion delivered to the Board of Directors of First Charter on August 1, 1997. The summary set forth above does not purport to be a complete description of the analyses performed by IJL. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. IJL believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses. In addition, IJL may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be IJL's view of the actual values of First Charter, CSB or the combined company. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

     In performing its analyses, IJL made numerous assumptions with respect to industry performance, regulatory, general business and economic conditions and other matters, many of which are beyond the control of First Charter or CSB. The analyses performed by IJL are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of IJL's analysis of the fairness of the consideration to be paid by First Charter from a financial point of view in connection with the delivery of IJL's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. IJL used in its analyses estimates of IJL for First Charter, estimates of management of CSB for CSB and projections prepared by management of First Charter as to the cost savings and other potential synergies anticipated to result from the Merger. Such projections and estimates are based on numerous variables and assumptions which are inherently unpredictable. Accordingly, actual results could vary significantly from those set forth in such projections.

     Pursuant to the terms of IJL's engagement, First Charter has agreed to pay IJL a fee equal to $100,000. First Charter also has agreed to reimburse IJL for its reasonable out-of-pocket expenses, including the fees and expenses of IJL's legal counsel, not to exceed $5,000. First Charter has further agreed to indemnify IJL, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

     IJL has performed various financial advisory and investment banking services for First Charter in the past, for which IJL has received compensation, and may provide such services to First Charter in the future. In addition, in the ordinary course of its business, IJL trades the equity securities of First Charter and CSB for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     CSB. The Board of Directors of CSB retained Carson Medlin to render a written opinion with respect to the fairness, from a financial point of view, of the consideration to be received by the unaffiliated shareholders of CSB in the Merger. Carson Medlin is a National Association of Securities Dealers, Inc. member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of its investment banking activities, Carson Medlin is regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities, including mergers and acquisitions. CSB selected Carson Medlin on the basis of Carson Medlin's historical relationship with CSB as well as such firm's experience and expertise in transactions similar to the Merger.


     In connection with its engagement, on August 1, 1997, Carson Medlin delivered to the Board of Directors of CSB its written opinion that the consideration to be received by the unaffiliated shareholders of CSB from First Charter in the Merger is fair, from a financial point of view. Carson Medlin has confirmed its initial opinion by delivery to the Board of Directors of CSB of a written opinion dated as of October 24, 1997 to the effect that, as of such date, the consideration to be received by the unaffiliated shareholders of CSB from First Charter in the Merger is fair, from a financial point of view. An unaffiliated shareholder of CSB generally is a shareholder who, directly or indirectly through one or more intermediaries, does not control, and is not controlled by, and is not under common control with, CSB.



     THE FULL TEXT OF CARSON MEDLIN'S WRITTEN OPINION DATED AS OF OCTOBER 24, 1997 IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT-PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ IN ITS ENTIRETY WITH RESPECT TO THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS OF AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY CARSON MEDLIN IN CONNECTION THEREWITH. THE SUMMARY OF THE OPINION OF CARSON MEDLIN SET FORTH HEREIN AS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. CARSON MEDLIN'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE UNAFFILIATED SHAREHOLDERS OF CSB FROM FIRST CHARTER IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF CSB AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AT THE CSB SPECIAL MEETING.


     In connection with its opinion, Carson Medlin reviewed: (i) the Letter of Intent; (ii) a draft of the Agreement; (iii) the final Agreement executed August 15, 1997; (iv) the annual reports to shareholders of First Charter, including audited financial statements, for the five years ended December 31, 1996; (v) the annual reports to shareholders of CSB, including audited financial statements, for the five years ended December 31, 1996; (vi) the proxy statement of CSB prepared for its annual meeting of the shareholders held on April 15, 1997; (vii) the proxy statement of First Charter dated March 5, 1997 for its annual meeting of the shareholders held on April 29, 1997; (viii) the unaudited interim financial statements of each of CSB and First Charter for the six months ended June 30, 1997; (ix) a draft of this Joint Proxy Statement-Prospectus; and
(x) certain other financial and operating information with respect to the business, operations and prospects of CSB and First Charter.

     Carson Medlin also (i) held discussions with members of the senior management of CSB and First Charter regarding their respective historical and current business operations, financial conditions and future prospects; (ii) reviewed the historical market prices and trading activity for the common stocks of CSB and First Charter and compared them with those of certain publicly traded companies which it deemed to be relevant; (iii) compared the results of operations of CSB and First Charter with those of certain publicly traded companies which it deemed to be relevant; (iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of common banking organizations; (v) analyzed the pro forma financial impact of the Merger on First Charter; and (vi) conducted such other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.

     Carson Medlin has relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of rendering its opinion. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of CSB or First Charter, nor was it furnished with any such appraisals. Carson Medlin assumed that the financial forecasts reviewed by it have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the managements of CSB and First Charter, and that such projected financial results will be realized in the amounts and at the times contemplated thereby. Carson Medlin is not expert in the evaluation of loan portfolios, underperforming or nonperforming assets, net charge-offs of such assets or the adequacy of allowances for losses with respect thereto, and it has not reviewed any individual credit files and has assumed that the loan loss allowances for each of CSB and First Charter are in the aggregate adequate to cover such losses. Carson Medlin assumed that the Merger will be recorded as a pooling of interests under generally accepted accounting principles. Carson Medlin's opinion is necessarily based on economic, market and other conditions as in effect on the date of its analysis, and on information made available to it dated as of various earlier dates.

     The consideration to be received by shareholders of CSB in the Merger is the result of negotiations between CSB and First Charter. Carson Medlin was not a party to such negotiations. Carson Medlin was not requested to, and did not, recommend the specific consideration payable in the Merger. No other limitations were imposed by CSB on Carson Medlin with respect to the investigations made or procedures followed by Carson Medlin in rendering its opinion.


     Set forth below is a summary of the principal analyses performed by Carson Medlin in connection with its opinion delivered to the Board of Directors of CSB on August 1, 1997. In connection with its updated opinion as of October 24, 1997, Carson Medlin confirmed the appropriateness of its reliance on the analyses used to render its August 1, 1997 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions on which those analyses were based and the factors considered in connection therewith.


          (a) SUMMARY OF TRANSACTION CONSIDERATION. Carson Medlin reviewed the terms of the proposed transaction, including the Exchange Ratio and the aggregate transaction value. Carson Medlin reviewed the implied value of the consideration offered based upon the $22.00 per share closing price of First Charter Common Stock on July 24, 1997, which showed that the implied value of the proposed transaction was approximately $22.51 per share of CSB Common Stock, representing an 88% premium to the last reported trade of CSB Common Stock prior to the public announcement of the Merger (June 13, 1997), or a total transaction value of approximately $38.7 million. Carson Medlin calculated that as of July 24, 1997 the aggregate transaction value represented 280% of CSB's stated book value at June 30, 1997, adjusted pro forma for the conversion of stock options, and 32.1x CSB's June 30, 1997 trailing twelve months earnings, a 25.1% premium on CSB's June 30, 1997 core deposits (defined as the aggregate transaction value minus stated book value, as a percentage of core deposits) and 27.4% of the total assets of CSB at June 30, 1997.

          (b) COMPARABLE TRANSACTION ANALYSIS. Carson Medlin reviewed certain information relating to twenty selected southeastern bank mergers announced between September 1993 and February 1997 in which the acquired banks had total assets of from $36 million to $1.4 billion (for purposes of this discussion, the "Comparable Transactions"). The Comparable Transactions are (Acquiree/Acquiror): Salem Trust Bank/CCB Financial Corporation; Security Capital Bancorp/CCB Financial Corporation; American Federal Bank, FSB/CCB Financial Corporation; First Charlotte Financial Corporation/Centura Banks, Inc.; First Commercial Holding Corporation/Centura Banks, Inc.; First Community Bank/Centura Banks, Inc.; FirstSouth Bank/Centura Banks, Inc.; Atlantic Community Bancorp, Inc./Triangle Bancorp, Inc.; Standard Bank & Trust Company/Triangle Bancorp, Inc.; Columbus National Bank/Triangle Bancorp, Inc.; The Village Bank/Triangle Bancorp, Inc.; Granville United Bank/Triangle Bancorp, Inc.; Bank of Mecklenburg/Triangle Bancorp, Inc.; Central State Bank/First Bancorp; Bank of Iredell/United Carolina Bancshares Corporation; RHNB Corporation/NationsBank Corporation; Bank of Union/First Charter Corporation; Triad Bank/United Carolina Bancshares Corporation; Blue Ridge Bank/FCFT Inc.; and Old North State Bank/LSB Bancshares, Inc. Carson Medlin considered, among other factors, the earnings, capital level, asset size and quality of assets of the acquired financial institutions. Carson Medlin compared the transaction prices to the then recently reported annual earnings, stated book values, total assets and core deposits.

          On the basis of the Comparable Transactions, Carson Medlin calculated a range of purchase prices as a percentage of stated book value for the Comparable Transactions from a low of 166.8% to a high of 305.7%, with a mean of 235.0%. These transactions indicated a range of values for CSB from $13.44 per share to $24.64 per share, with a mean of $18.94 per share (based on CSB's book value of $8.06 per share, adjusted for the pro forma exercise of stock options, at June 30, 1997). The aggregate consideration implied by the terms of the Merger is approximately $22.51 per share or 280% of adjusted book value, which is at the high end of the range for the Comparable Transactions.

          Carson Medlin also calculated a range of purchase prices as a multiple of earnings for the Comparable Transactions from a low of 13.8x to a high of 29.8x, with a mean of 20.9x. These transactions indicated a range of values for CSB from $9.66 to $20.87 per share, with a mean of $14.64 per share (based on CSB's trailing twelve months earnings of $1,205,000). The aggregate consideration implied by the terms of the Merger is approximately $22.51 per share or 32.1x trailing twelve months earnings, which is above the high end of the range for the Comparable Transactions.

          Carson Medlin calculated the core deposit premiums for the Comparable Transactions and found a range of values from a low of 9.3% to a high of 28.9%, with a mean of 17.7%. The premium on CSB's core deposits implied by the terms of the Agreement is 25.1%, which is near the high end of the range for the Comparable Transactions.

          Finally, Carson Medlin calculated a range of purchase prices as a percentage of total assets for the Comparable Transactions from a low of 12.2% to a high of 31.0%, with a mean of 21.6%. The aggregate consideration as a percentage of total assets implied by the terms of the Merger is approximately 27.4%, which is above the mean for the Comparable Transactions.

          (c) INDUSTRY COMPARATIVE ANALYSIS. Carson Medlin compared selected operating results of CSB to those of First Charter, as well as those of 51 publicly-traded community commercial banks in Alabama, Florida, Georgia, North Carolina, South Carolina, Virginia and West Virginia (the "SIBR Banks") as contained in the SOUTHEASTERN INDEPENDENT BANK REVIEW(tm), a proprietary research publication prepared by Carson Medlin quarterly since 1991. The SIBR Banks range in asset size from approximately $98 million to $2.3 billion and in shareholders' equity from approximately $8.8 million to $232.6 million. Carson Medlin considers this group of financial institutions more comparable to CSB and First Charter than larger, more widely traded regional financial institutions. Carson Medlin compared, among other factors, the profitability, capitalization and asset quality of CSB and First Charter to those of the SIBR Banks. Carson Medlin noted that for the three months ended March 31, 1997: (i) CSB had a return on average assets (ROA) of 0.77% compared to 1.85% for First Charter and 1.22% on average for the SIBR Banks; (ii) CSB had a return on average equity (ROE) of 8.5% compared to 16.1% for First Charter and 12.6% on average for the SIBR Banks; (iii) CSB had common equity to total assets of 9.03% compared to 11.25% for First Charter and 9.54% on average for the SIBR Banks; and
     (iv) CSB's non-performing assets ratio (defined as loans 90 days past due, nonaccrual loans and other real estate to total loans net of unearned income and other real estate) was 0.39% compared to 0.87% for First Charter and 1.03% on average for the SIBR Banks. Carson Medlin also noted that for the year ended December 31, 1996: (A) CSB's ROA was 0.97% compared to 1.69% for First Charger and 1.23% on average for the SIBR Banks; (B) CSB's ROE was 10.3% compared to 15.7% for First Charter and 12.6% on average for the SIBR Banks; (C) CSB had common equity to total assets of 9.23% compared to 10.86% for First Charter and 9.62% on average for the SIBR Banks; and (D) CSB's non-performing assets ratio was 0.37 compared to 0.76% for First Charter and 1.02% on average for the SIBR Banks. This comparison indicated that CSB's financial performance was generally below this peer group while First Charter's financial performance was generally above the peer group.

          No company or transaction used in the analyses set forth in paragraphs
     (b) and (c) above is identical to CSB, First Charter or the proposed Merger, as the case may be. Accordingly, evaluating the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of CSB, First Charter and other factors that could affect the value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable industry or transaction data.

          (d) CONTRIBUTION ANALYSIS. Carson Medlin reviewed the relative contributions in terms of various balance sheet items, net income and market capitalization to be made by CSB and First Charter to the combined institution based on (i) balance sheet data at June 30, 1997, and (ii) income statement data for the six months ended June 30, 1997. The income statement and balance sheet components analyzed included total assets, total loans, total deposits, shareholders' equity and net income. This analysis showed that, while CSB shareholders would own approximately 18.4% of the aggregate outstanding shares and options of First Charter following the Merger, based on the Exchange Ratio, CSB is contributing 20.0% of total assets, 20.8% of total loans (net), 20.4% of total deposits, 17.6% of shareholders' equity and

     11.4% of annual net income of First Charter after the Merger. For some of the financial components, CSB is contributing more than CSB shareholders and optionholders are receiving in the Merger; for other components, CSB is contributing less than its shareholders and optionholders are receiving.

          (e) PRESENT VALUE ANALYSIS. Carson Medlin calculated the present value of the CSB Common Stock assuming that CSB remains an independent bank. For purposes of this analysis, Carson Medlin utilized certain projections of CSB's future earnings through the year 2001. The analysis assumes that CSB would pay a dividend in 1998 and each year thereafter equal to 20% of projected net income and would be acquired at the end of 2001 at a purchase price of 260% of projected book value. The present value of the annual dividends plus the merger consideration at the end of 2001 was then calculated using discount rates of 13% through 15% per annum. These rates were selected to reflect the rates that investors in securities such as the CSB Common Stock would require in order to be competitive with alternative investments with similar characteristics. On the basis of these assumptions, Carson Medlin calculated that the present value of CSB Common Stock assuming CSB remained as an independent bank ranged from $17.17 per share to $18.58 per share. The aggregate consideration implied by the terms of the Agreement is approximately $22.51 per share, which falls above the high end of the range of the calculated present value were CSB to remain independent through 2001. Carson Medlin noted that the present value analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

          (f) STOCK TRADING HISTORY. Carson Medlin reviewed and analyzed the historical trading prices and volumes for First Charter Common Stock from August 1992 to August 1997. Carson Medlin also compared price performance of First Charter Common Stock during this period to the SIBR Banks, the Dow Jones Southeastern U.S. Banks Index and the Dow Jones Equity Market Index. This analysis showed that for the five-year period ending August 22, 1997, the total return (annualized) for First Charter Common Stock (all cash distributions and dividends reinvested on the ex-dividend date) was 40.82% compared to 27.51% for the Dow Jones Southeastern U.S. Banks Index and 20.68% for the Dow Jones Equity Market Index.

          During the four quarters ending June 30, 1997, the ratio of stock price to trailing 12 months earnings per share for the SIBR Banks was: a low of 14.2x, a high of 15.7x and a mean of 15.0x. For the same periods, First Charter's price to earnings ratio ranged from a low of 15.2x to a high of 18.6x with a mean of 16.9x. The First Charter Common Stock has traded on average at a higher price to earnings ratio than the SIBR Banks.

          During the four quarters ending June 30, 1997, the stock price as a percentage of book value for the SIBR Banks was: a low of 175%, a high of 214% and a mean of 192%. For the same periods, First Charter's price to book ratio ranged from a low of 209% to a high of 273% with a mean of 240%. The First Charter Common Stock has traded on average at a higher price to book value basis compared to the SIBR Banks.

          Carson Medlin also examined the recent trading volume in First Charter Common Stock, which trades on The Nasdaq National Market, with that of the SIBR Banks. Carson Medlin considers the First Charter Common Stock to be liquid and marketable. Carson Medlin also examined recent trading prices and volumes of CSB Common Stock, to the extent available. CSB Common Stock is traded in the over-the-counter market and listed in the National Daily Quotation Service "Pink Sheets." The CSB Common Stock trades infrequently, and while the information obtained is believed to be reliable, actual trade prices and volume could not be confirmed. Carson Medlin placed little weight on the market price of CSB Common Stock in its analysis.

          (g) SHAREHOLDER CLAIMS ANALYSIS. Carson Medlin compared the ownership of one share of CSB Common Stock to the ownership of 1.023 shares of First Charter Common Stock (as implied by the terms of the Merger Agreement) from the perspective of claims on various balance sheet and income statement variables. Carson Medlin found that CSB shareholders would have had a claim to $1.11 per share of CSB Common Stock of estimated pro forma 1996 earnings after consummation of the Merger, versus $0.76 without the Merger, and $1.20 per share of CSB Common Stock of estimated pro forma 1997 earnings versus $0.80 without. CSB shareholders would have had a claim to $78.04 per share of CSB Common Stock in June 30, 1997 total assets compared to $85.12 without the Merger. CSB shareholders would have had a claim to $8.40 in June 30, 1997 pro forma book value per share of CSB Common Stock compared to $8.06 without the Merger. At a price of $22.00 per share for First Charter Common Stock, the implied value of the proposed transaction is $22.51 per share of CSB Common Stock compared to a reported $12.00 before the Merger. Furthermore, CSB's shareholders would be expected, assuming continuation of First Charter's recent dividend rate, to receive cash dividends at the annual rate of $0.53 per share of CSB Common Stock after the Merger versus $0.00 per share of CSB Common Stock prior to the Merger. In view of this generally favorable shareholder claims comparison, Carson Medlin concluded that 1.023 shares of First Charter Common Stock is likely to be worth more than one share of CSB Common Stock at the date of consummation of the Merger.

          (h) OTHER ANALYSES. Carson Medlin also reviewed selected investment research reports on and earnings estimates for First Charter. In addition, Carson Medlin performed a dilution analysis and such other analyses and comparisons that it deemed appropriate.

     The foregoing is a summary of the principal analyses performed by Carson Medlin in connection with its opinion delivered to the Board of Directors of CSB. The preparation of a financial fairness opinion of this nature involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Carson Medlin believes that its analyses must be considered together as a whole and that selecting portions of such analyses and the facts considered therein, without considering all other factors and analyses, could create an incomplete view of the analyses and the process underlying Carson Medlin's opinion. In its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of CSB and First Charter and which may not be realized. Any estimates contained in Carson Medlin's analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which such companies or their securities may actually be sold. None of the analyses performed by Carson Medlin was assigned a greater significance by Carson Medlin than any other.

     The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed and were evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of CSB or First Charter could materially affect the assumptions used in preparing the opinion.

     CSB has agreed to pay Carson Medlin $32,500 as compensation for Carson Medlin's rendering of its fairness opinion. CSB also has agreed to indemnify Carson Medlin against certain liabilities, including certain liabilities under federal securities laws. Carson Medlin is not affiliated with either First Charter or CSB. It has, however, performed various financial advisory and investment banking services for CSB in the past, for which Carson Medlin has received during the past two years, or expects to receive, compensation in the aggregate amount of $40,000.

EFFECT ON EMPLOYEE STOCK OPTIONS

     Options to purchase an aggregate of            shares of CSB Common Stock
(the "CSB Employee Options") were outstanding as of the record date for the CSB Special Meeting. To the extent that shares of CSB Common Stock are issued pursuant to the exercise of such options in accordance with their terms prior to the Effective Time, they will be converted into shares of First Charter Common Stock in the same manner as other shares of CSB Common Stock. Pursuant to the Agreement, at the Effective Time, each option to purchase shares of CSB Common Stock that has not expired and remains outstanding at the Effective Time shall be converted into and become rights with respect to First Charter Common Stock, and First Charter shall assume each such option in accordance with the terms of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each option to purchase CSB Common Stock assumed by First Charter may be exercised solely for shares of First Charter Common Stock; (ii) the number of shares of First Charter Common Stock subject to each such option will be equal to the number of shares of CSB Common Stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio (with cash to be paid in lieu of any resulting fraction of a share of First Charter Common Stock at the time of exercise); and (iii) the per share exercise price under each such option will be adjusted by dividing the per share exercise price by the Exchange Ratio and rounding down to the nearest cent.

     The CSB Employee Options were issued pursuant to the CSB 1991 Incentive Stock Option Plan, Amended November 19, 1996 (the "Stock Option Plan"). Pursuant to the provisions of the Stock Option Plan, in its original and amended forms, immediately prior to the Effective Time of the Merger, all CSB Employee Options outstanding at that time become exercisable in full, without regard to any restrictions on exercise that would otherwise apply. The amendment to the Stock Option Plan effected in November 1996 allows participants to pay for the exercise price with shares of CSB Common Stock already owned and provides the optionholders the right, immediately prior to the Effective Time, to surrender their CSB Employee Options and to receive in exchange therefor cash equal to the difference between the fair market value of the CSB Common Stock immediately prior to the Effective Time less the exercise price of such CSB Employee Options (the "Cash Surrender

Right"). Each holder of CSB Employee Options has agreed in writing to waive such Cash Surrender Right in connection with the Merger and subsequent thereto.

CONDITIONS TO THE MERGER


     The Merger will occur only if the Agreement and the transactions contemplated thereby are approved by the requisite votes of the shareholders of First Charter and the shareholders of CSB. Consummation of the Merger is further subject to the satisfaction of certain other conditions, unless waived, to the extent legally permitted. Such conditions include (i) the receipt of the approvals of each of First Charter's and CSB's shareholders; (ii) the receipt of all required governmental approvals and expiration of all required waiting periods, provided that such approvals shall not be subject to any condition or restriction that in the judgment of First Charter would restrict it or its subsidiaries or any of its affiliates in their respective spheres of operations and business activities after the Effective Time; (iii) the continuing effectiveness under the Securities Act of the Registration Statement for the First Charter Common Stock issuable to holders of CSB Common Stock upon consummation of the Merger, the absence of any stop order or threatened stop order and the receipt of all necessary consents, waivers or approvals required under applicable state securities laws; (iv) the absence of any active litigation which seeks any order, decree or injunction of a court or agency of competent jurisdiction to enjoin or prohibit the consummation of the Merger; (v) the receipt of an opinion of counsel to First Charter to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, and that no gain or loss will be recognized by the shareholders of CSB to the extent they receive solely First Charter Common Stock in exchange for their shares of CSB Common Stock in the Merger; and (vi) the receipt by each of First Charter and CSB of opinions from their respective investment banking or appraisal firm to the effect that the Exchange Ratio is fair from a financial point of view to their respective shareholders. First Charter's obligation to consummate the Merger is further conditioned upon (i) the accuracy as of the date of the Agreement and as of the Effective Time of the representations and warranties of CSB in the Agreement; (ii) the material performance by CSB of its obligations under the Agreement; (iii) the receipt by First Charter of letters from all affiliates of CSB restricting the transfer of First Charter Common Stock as contemplated by the Agreement; (iv) the receipt by First Charter of an opinion of KPMG Peat Marwick LLP, independent accountants for First Charter, that the Merger qualifies for pooling-of-interests accounting treatment and the receipt by First Charter and KPMG Peat Marwick LLP of a letter from Coopers & Lybrand L.L.P. to the effect that it is not aware of any matters relating to CSB and its subsidiaries that would preclude CSB from participating in a business combination to be accounted for as a pooling of interests; and (v) the absence of any claim by a holder of any CSB option to receive cash upon surrender or exercise of options in conjunction with the consummation of the Merger or otherwise. Similarly, CSB's obligation to consummate the Merger is further conditioned upon (i) the accuracy as of the date of the Agreement and as of the Effective Time of the representations and warranties of First Charter in the Agreement; and (ii) the material performance by First Charter of its obligations under the Agreement. In addition, unless waived, each party's obligation to effect the Merger is subject to the receipt of certain closing certificates and documents from the other party. No assurances can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so. See "THE MERGER -- Modification, Waiver and Termination," " -- Certain Federal Income Tax Consequences," " -- Accounting Treatment" and " -- Bank Regulatory Matters."



     In the Agreement, CSB provided representations and warranties with respect to, among other matters, the following: (i) due organization, good standing and corporate authority; (ii) authorized capital stock and related commitments to issue capital stock; (iii) existence of subsidiaries; (iv) due authorization of the Merger and related transactions and enforceability of the Agreement; (v) completeness and accuracy of securities reporting documents and financial statements; (vi) the absence of undisclosed liabilities; (vii) certain tax matters relating to CSB generally; (viii) the allowance for loan losses; (ix) certain accounting, tax and regulatory matters relating to the Merger; (x) title to properties; (xi) compliance with laws; (xii) employee benefit plans; (xiii) existence of commitments and contracts; (xiv) any material contract defaults;
(xv) any legal proceedings; (xvi) the absence of certain material changes or events; (xvii) the completeness and accuracy of regulatory reports; (xviii) the truth and accuracy of certain statements; (xix) existence of appropriate insurance; (xx) any labor matters; (xxi) the material interests of certain persons; (xxii) any registration obligations for securities; (xxiii) any brokers and finders; (xxiv) the effect of state takeover laws; (xxv) certain environmental matters; (xxvi) ownership of shares by CSB; and (xxvii) insurance of deposits. In the Agreement, First Charter provided representations and warranties with respect to, among other matters, the following: (i) due organization, good standing and corporate authority; (ii) authorized capital stock; (iii) due authorization of the Merger and related transactions and enforceability of the Agreement; (iv) completeness and accuracy of financial statements; (v) completeness and accuracy of SEC reports; (vi) the truth and accuracy of certain statements; (vii) certain regulatory matters relating to the Merger; (viii) absence of certain litigation; (ix) any brokers and finders; (x) certain environmental matters; (xi) certain tax matters relating to First Charter generally; and (xii) compliance with laws.

CONDUCT OF BUSINESS PRIOR TO THE MERGER

     In the Agreement, CSB has agreed that it shall, and shall cause its subsidiaries to, conduct its business only in the usual, regular and ordinary course consistent with past practice and use its best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees. In addition, CSB has agreed that it will not, and shall not permit any of its subsidiaries to, without the prior written consent of First Charter:

     (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness or other obligation for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness, it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than in the ordinary course of business consistent with past practice;

     (b) adjust, split, combine or reclassify any capital stock or otherwise make any change with respect to its authorized capital stock; make, declare or pay any dividend or make any other distribution with respect to, or directly or indirectly redeem, purchase, exchange or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock or any right to acquire cash based upon the market value of CSB Common Stock; or issue any additional shares of capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except for the issuance of CSB Common Stock pursuant to the exercise of CSB options outstanding as of August 15, 1997 or pursuant to the Stock Option Agreement;

     (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity (including without limitation any shares of capital stock of any of its subsidiaries), or cancel, release or assign any indebtedness to any such person or any claims held by any such person;

     (d) except for purchases of U.S. Treasury securities which have maturities of three years or less, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of, or otherwise acquire direct or indirect control over, any other individual, corporation or other entity;

     (e) enter into or terminate any contract or agreement involving annual payments in excess of $1,000 and which cannot be terminated without penalty upon 30 days notice, or make any change in, or extension of, any of its leases or contracts involving annual payments in excess of $1,000 and which cannot be terminated without penalty upon 30 days notice or waive, release, compromise or assign any material rights or claims;

     (f) increase or modify in any manner the compensation or fringe benefits of any of its employees or pay or accelerate the vesting of any pension or retirement or severance allowance to any such employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or other "employee benefit plan" within the meaning of ERISA or any employment, severance, consulting or other similar agreement with or for the benefit of any employee, or accelerate the vesting of any stock options or other stock-based compensation, provided that, with the prior approval of First Charter, CSB may accrue and pay bonuses and put in effect regularly scheduled salary increases, which are in either case in the ordinary course and consistent with past practices;

     (g) take any action, or refrain from taking any action, that would prevent or impede the Merger from qualifying as a reorganization within the meaning of
Section 368 of the Code or from qualifying for pooling-of-interests accounting treatment;

     (h) commence any claim, action or proceeding other than in accordance with past practice, settle any claim, action or proceeding involving the payment of money damages in excess of an amount which, together with all other claims, actions or proceedings previously settled, exceeds $20,000, or involving restrictions upon the operations of CSB or any of its subsidiaries;

     (i) amend its Articles of Incorporation or its Bylaws or other governing documents;

     (j) fail to maintain its material licenses and permits or to file in a timely fashion all Federal, state, local and foreign tax returns;

     (k) fail to maintain, or enter into, any regulatory agreements;

     (l) make any capital expenditures of more than $10,000 individually or $25,000 in the aggregate;

     (m) fail to maintain its benefit plans or timely make all contributions or accruals required thereunder in accordance with generally accepted accounting principles applied on a consistent basis; or

     (n) agree to, or make any commitment to, take any of the foregoing prohibited actions.

MODIFICATION, WAIVER AND TERMINATION

     The Agreement provides that with the prior consent of CSB (which shall not be unreasonably withheld), First Charter may at any time change the method of its acquisition of CSB (including without limitation the provisions set forth in the Agreement with respect to conversion of CSB Common Stock) if and to the extent that it deems such a change desirable. In no case, however, may any such change (i) alter or change the amount or kind of consideration to be received by CSB shareholders under the Agreement; (ii) prevent the acquisition from constituting a reorganization within the meaning of Section 368 of the Code (in the opinion of First Charter's tax counsel); or (iii) take the form of an asset purchase agreement. See "THE MERGER -- Description of the Merger" and
" -- Certain Federal Income Tax Consequences."

     The Agreement also provides that it may be amended by a subsequent writing signed by each party. However, the provisions relating to the manner or basis in which shares of CSB Common Stock will be exchanged in the Merger may not be amended after the First Charter Special Meeting or the CSB Special Meeting without any requisite approval of the holders of the issued and outstanding shares of First Charter Common Stock or CSB Common Stock, as the case may be, entitled to vote thereon.

     The Agreement further provides that each party may waive any default in the performance of any term of the Agreement by the other, waive or extend the time for compliance or fulfillment by the other of any and all of the other's obligations under the Agreement and waive any or all of the conditions precedent to its obligations under the Agreement, to the extent legally permitted. Neither of the parties intends, however, to waive any conditions of the Merger if such waiver would, in the judgment of the waiving party, have a material adverse effect on its shareholders.

     The Agreement further provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time (i) by mutual written consent of the Boards of Directors of First Charter and CSB; (ii) by the respective Board of Directors of First Charter or CSB (if the terminating party is not then in breach under the Agreement) pursuant to notice in the event of a breach or failure by the other party of any representation, warranty, covenant or agreement contained therein which is material in the context of the transactions contemplated by the Agreement and which has not been, or cannot be, cured within 30 days after written notice of such breach is given; (iii) by the respective Board of Directors of either First Charter or CSB if any of such terminating party's conditions precedent set forth in the Agreement has not been satisfied as of the Effective Time or if satisfaction of such a condition is or becomes impossible (other than through such terminating party's failure to comply with its obligations under the Agreement) and such terminating party has not waived such condition at or before the Effective Time; (iv) by the respective Board of Directors of either First Charter or CSB if the Effective Time has not occurred by March 31, 1998 (if the failure to consummate the Merger on or before such date is not caused by a breach of the Agreement by the terminating party or the failure by such party to comply fully with its obligations under the Agreement);
(v) by the Board of Directors of CSB if the average of the daily closing price of First Charter Common Stock as reported on the Nasdaq Stock Market for the twenty consecutive trading days ending the date that is four business days prior to the Effective Time shall be less than $20.00 (unless the change in such average price is directly attributable to an increase, decrease or change in the number of outstanding shares of First Charter Common Stock due to a recapitalization, reclassification, stock dividend, stock split or reverse stock split, all without consideration, in which case such threshold price of $20.00 shall be appropriately adjusted); (vi) by the Board of Directors of First Charter if First Charter determines that the shareholders' equity of CSB is less than reported in the consolidated balance sheet of CSB as of March 31, 1997(computed exclusive of the impact of any merger-related expenses as approved by First Charter); or (vii) by the Board of Directors of First Charter if First Charter determines that CSB has established an allowance for loan losses that is unsatisfactory to First Charter.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Smith Helms Mulliss & Moore, L.L.P., counsel to First Charter, has delivered to First Charter and CSB its opinion that, under Federal law as currently in effect, (i) the proposed Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by the shareholders of CSB on the exchange of their shares of CSB Common Stock for shares of First Charter Common Stock to the extent that they receive solely shares of First Charter Common Stock in exchange for their shares of CSB Common Stock pursuant to the terms of the Merger; (iii) the federal income tax basis of the First Charter Common Stock for which shares of CSB Common Stock are exchanged pursuant to the Merger will be the same as the basis of such shares of CSB Common Stock exchanged therefor (less any proportionate part of such basis allocable to any fractional interest in any share of First Charter Common Stock); (iv) the holding period of First Charter Common Stock for which shares of CSB Common Stock are exchanged will include the period that such shares of CSB Common Stock were held by the holder, provided such shares were capital assets of the holder; (v) the receipt of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by First Charter, and gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the CSB Common Stock surrendered, which gain or loss will be capital gain or loss if the redemption is treated as an exchange under
Section 302(b) of the Code and the CSB Common Stock was a capital asset in the hands of the shareholder, and otherwise will most likely be treated and taxed as ordinary income; and (vi) cash received by shareholders of CSB upon the exercise of dissenters' appraisal rights will be treated as having been received in payment for such CSB Common Stock surrendered, and gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the CSB Common Stock surrendered, which gain or loss shall be capital gain or loss if the CSB Common Stock was a capital asset in the hands of a shareholder.

     THE FOREGOING IS A SUMMARY OF CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED MERGER UNDER THE CODE AND IS FOR GENERAL INFORMATION ONLY. IT DOES NOT INCLUDE CONSEQUENCES OF OTHER FEDERAL TAX LAWS OR STATE, LOCAL OR OTHER TAX LAWS OR SPECIAL CONSEQUENCES TO PARTICULAR SHAREHOLDERS HAVING SPECIAL SITUATIONS. SHAREHOLDERS OF CSB SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND TAX CONSEQUENCES OF SUBSEQUENT SALES OF FIRST CHARTER COMMON STOCK.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     Following the Merger, it is expected that the Board of Directors of First Charter will be comprised of 15 persons, consisting of all the current members of the Board of Directors of First Charter, plus John J. Godbold, Jr. (currently President, Chief Executive Officer and a Director of CSB), Charles F. Harry III (currently Chairman of the Board of CSB) and T. Carl Dedmon (currently a Director of CSB). Additional information regarding the existing management of First Charter, as well as the management of First Charter following the Merger, is contained in the various documents incorporated herein by reference. See "INFORMATION ABOUT FIRST CHARTER -- Management and Additional Information" and "INFORMATION ABOUT CSB -- Management and Additional Information."

     Also following the Merger, it is expected that the Board of Directors of FCNB will continue to be comprised of 11 persons, consisting of all the current members of the Board of Directors of FCNB.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     As of the record date for the CSB Special Meeting, the directors and executive officers of CSB and their affiliates beneficially owned an aggregate
of            shares of CSB Common Stock, and based upon the Exchange Ratio such
persons are expected to beneficially own            shares of First Charter
Common Stock outstanding immediately following the Effective Time. Based upon the average stock prices of the First Charter Common Stock and the CSB Common Stock as of such date, the aggregate increase in value to such persons resulting from the conversion of such CSB Common Stock into First Charter Common Stock in
the Merger is approximately $     . The number of shares of CSB Common Stock
reported as beneficially owned by such persons does not include shares subject to outstanding options held by Messrs. Robert J. Jurek, Earl H. Lutz, Jr. and M. Jay Rhodes, Jr. For information relating to the treatment in the Merger of options to purchase CSB Common Stock, see "THE MERGER -- Effect on Employee Stock Options." As discussed therein, all options to purchase CSB Common Stock outstanding at the Effective Time will be converted into rights with respect to First Charter Common Stock and otherwise will remain subject to the terms of such options. Accordingly, the value realizable upon exercise or conversion of such securities by the holders thereof will depend upon the price of First Charter Common Stock at the time of such exercise or conversion. As a result of the Merger, however, all outstanding options will become exercisable in full immediately prior to the Effective Time.

     Each of the directors of CSB has executed the Agreement and, by his execution thereof, has agreed to vote all shares of CSB Common Stock beneficially owned by him in favor of the Agreement and the transactions contemplated thereby.

     Pursuant to the Agreement, First Charter has agreed to indemnify present and former directors, officers, employees and agents of CSB with respect to actions or omissions occurring prior to the Effective Time, for a period of three years after the Effective Time, subject to certain limitations.

     Three of the directors of CSB, Messrs. Godbold, Harry and Dedmon, will become directors of First Charter following consummation of the Merger. See "THE MERGER -- Management and Operations After the Merger."


     CSB has in effect with four of its executive officers (Messrs. John J. Godbold, Jr., Robert J. Jurek, Earl H. Lutz, Jr. and M. Jay Rhodes, Jr.) employment agreements that provide for payments under certain circumstances following a change in control of CSB, which agreements provide that they shall be binding upon successors of CSB. Consummation of the Merger will constitute a change in control for purposes of these agreements. Each of the employment agreements provides that if there is a change in control of CSB, and the employee in his sole discretion determines that he has not been assigned duties, responsibilities and status commensurate with his duties prior to the change in control, under terms satisfactory to him, then such employee may terminate his employment (a "Change-in-Control Termination") and receive the payments hereinafter described. Mr. Godbold's agreement further provides that any change in control in which, among other things, CSB would become a wholly owned subsidiary of another financial institution is deemed to constitute a demotion and reduction in his duties, responsibilities, titles and status with CSB, regardless of his position with the resulting entity, at which time he can effect a Change-in-Control Termination and receive the payments hereinafter described.


     The employment agreements with Messrs. Jurek, Lutz and Rhodes provide that upon a Change-in-Control Termination, CSB shall pay the employee an amount equal to one year's salary and shall continue the health care benefits provided to the employee under his employment agreement for the earlier of the remaining term of the employment agreement or until the employee obtains equivalent benefits from another source. Each such employee must effect his Change-in-Control Termination within ninety (90) days from the date of the change in control. Mr. Godbold's employment agreement provides that upon a Change-in-Control Termination, CSB shall pay him (i) two years' salary, plus (ii) an amount equal to the annual bonus received by him for the two previous years, if any, plus (iii) a tax gross-up allowance to restore him to the same financial position after payment of all taxes. The tax gross-up allowance is payable, at Mr. Godbold's request, either by lump sum or in not more than three annual installments. Mr. Godbold's employment agreement also provides for continuation of the health care benefits provided to him under such agreement for the earlier of two years or until he obtains equivalent benefits from another source.

     If a Change-in-Control Termination had occurred on June 30, 1997 under the respective employment agreements, the estimated amounts payable under these employment agreements to Messrs. Godbold, Jurek, Lutz and Rhodes would have been $550,279, $98,880, $92,944 and $87,248, respectively.

     CSB also has in effect with each of Messrs. Godbold, Jurek, Lutz and Rhodes salary continuation agreements that provide for benefits payable upon the normal retirement date (defined in such agreements as retirement from service with CSB which becomes effective on the first day of the calendar month following the month in which the executive reaches his 65th birthday) of the employee in certain circumstances. Each of the salary continuation agreements provides that it shall be binding upon successors to CSB and that CSB expressly agrees that it shall not merge into or with another corporation until such corporation expressly agrees, in writing, to assume and discharge the duties and obligations of CSB under such agreement.

     Generally, the respective salary continuation agreements provide that if the executive shall remain in the employment of CSB until a date specified in such agreement (December 31, 1997 for Mr. Godbold; September 1, 2000 for Mr. Jurek; October 1, 2003 for Mr. Lutz; and February 19, 2000 for Mr. Rhodes), then in such event he shall have fully earned and be entitled to receive monthly from CSB the amount specified in such agreement commencing on the first day of the month following such "normal retirement date" and continuing for a period of 120 consecutive months. The respective salary continuation agreements further provide that in the case of permanent disability prior to the date so specified in such agreement, or in the event of a change in control of CSB, then the deferred compensation benefit shall be deemed fully earned. The respective salary continuation agreements also provide that should the executive voluntarily resign from his employment or should he be discharged for "due cause" (exclusive of disability), all of the executive's benefits under such agreement shall be forfeited and the salary continuation agreement shall become null and void. The monthly benefits payable under the respective Salary Continuation Agreements commencing at normal retirement date, and the respective normal retirement dates, for the executives are as follows: $8,333.33 and April 14, 2006 for Mr. Godbold; $2,500.00 and March 16, 2014 for Mr. Jurek; $2,500.00
and January 14, 2014 for Mr. Lutz; and $2,500.00 and April 13, 2014 for Mr. Rhodes. The consummation of the Merger will constitute a change in control for purposes of the salary continuation agreements.

STOCK OPTION AGREEMENT BETWEEN FIRST CHARTER AND CSB

     THE FOLLOWING DESCRIPTION OF THE OPTION AND THE STOCK OPTION AGREEMENT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE STOCK OPTION AGREEMENT, WHICH IS ATTACHED AS AN EXHIBIT TO FIRST CHARTER'S CURRENT REPORT ON FORM 8-K FILED JULY 2, 1997 AND IS INCORPORATED HEREIN BY REFERENCE.

     Following execution of the Letter of Intent, First Charter and CSB entered into the Stock Option Agreement whereby CSB granted to First Charter the Option to purchase up to 330,776 shares of CSB Common Stock, subject to certain adjustments, at an exercise price of $13.25 per share. CSB granted First Charter the Option as a condition of and in consideration of First Charter's entering into the Letter of Intent. The terms of the Stock Option Agreement were integral to the Agreement and served as an inducement to First Charter to enter into the Agreement.

     The Option Shares, if issued, would represent approximately 19.9% of the CSB Common Stock issued and outstanding, without giving effect to the issuance of any shares pursuant to an exercise of the Option. The number of Option Shares subject to the Option will be increased to the extent that CSB issues additional shares of CSB Common Stock (otherwise than pursuant to an exercise of the Option), such that the number of Option Shares continues to equal 19.9% of the CSB Common Stock then issued and outstanding, without giving effect to the issuance of Option Shares pursuant to an exercise of the Option.

     First Charter may exercise the Option, in whole or in part, subject to regulatory approval, at any time after both an "Initial Triggering Event" and a "Subsequent Triggering Event" that occurs prior to termination of the Option. An "Initial Triggering Event" generally is defined as the occurrence of any of the following events:

     (i) CSB or any subsidiary of CSB, without having received First Charter's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (hereinafter defined) with any person or group other than First Charter or any of its subsidiaries, or CSB's Board of Directors shall have recommended that its shareholders approve or accept any Acquisition Transaction other than as contemplated by the Agreement or the Option Agreement. "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving CSB or any significant subsidiary of CSB, (y) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of CSB or any significant subsidiary of CSB or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of CSB or any significant subsidiary of CSB;

     (ii) any person or group other than First Charter, any subsidiary of First Charter or any subsidiary of CSB acting in a fiduciary capacity shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of CSB Common Stock;

     (iii) the shareholders of CSB shall not have approved the transactions contemplated by the Agreement at the CSB Special Meeting or any adjournment thereof, or such meeting shall not have been held or shall have been canceled prior to termination of the Agreement, in either case after CSB's Board of Directors shall have withdrawn or modified (or publicly announced its intention to withdraw or modify or its interest in withdrawing or modifying) its recommendation that the shareholders of CSB approve the transactions contemplated by the Agreement, or CSB or any of its subsidiaries, without having received First Charter's prior written consent, shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose or its interest in authorizing, recommending or proposing) an agreement to engage in an Acquisition Transaction, with any person other than First Charter or any of its subsidiaries;

     (iv) any person or group other than First Charter or any subsidiary of First Charter shall have made a bona fide proposal to CSB or its shareholders to engage in an Acquisition Transaction;

     (v) CSB shall have willfully breached any covenant or obligation contained in the Agreement in anticipation of engaging in an Acquisition Transaction, and such breach would entitle First Charter to terminate the Agreement; or

     (vi) any person or group other than First Charter or any subsidiary of First Charter, other than in connection with a transaction to which First Charter has given its prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the FDIC or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

     "Subsequent Triggering Event" is defined as either (A) the acquisition by any person or group of beneficial ownership of 25% or more of the then outstanding CSB Common Stock; or (B) the occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage reference in subclause (z) thereof shall be 25%.

     The Option terminates generally (i) at the Effective Time of the Merger;
(ii) upon termination of the Agreement in accordance with the provisions thereof if the termination occurs prior to the occurrence of an Initial Triggering Event or (iii) upon the passage of twelve months after termination of the Agreement if the termination occurs following the occurrence of an Initial Triggering Event. Such twelve-month period may be extended in certain circumstances involving regulatory approvals or the necessity to avoid liability pursuant to Section 16(b) of the Exchange Act.

     Following the occurrence of a Subsequent Triggering Event and prior to termination of the Option, subject to regulatory approval, CSB is required, upon request, to repurchase the Option and/or the Option Shares from the holder at a specified price.

     In the event that prior to termination of the Option, CSB enters into an agreement (i) to consolidate with or merge into any entity other than First Charter or one of its subsidiaries and is not the continuing or surviving corporation of such consolidation or merger, (ii) to permit any entity other than First Charter or one of its subsidiaries to merge into CSB with CSB as the continuing or surviving corporation, but in connection therewith the then outstanding shares of CSB Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of CSB Common Stock after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company or (iii) to sell or otherwise transfer all or substantially all of its assets or deposits or the assets or deposits of any significant subsidiary to any person other than First Charter or one of its subsidiaries, then the agreement governing such transaction must make proper provision so that the Option shall, upon consummation of such transaction, be converted into or exchanged for an option (the "Substitute Option"), at the holder's election, of either the continuing or surviving corporation of a merger or a consolidation or the transferee of all or substantially all of CSB's assets, or of the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula set forth in the Stock Option Agreement. To the extent possible, the Substitute Option will contain other terms and conditions that are the same as those in the Option. Subject to regulatory approval, the issuer of the Substitute Option will be required to repurchase such option at the request of the holder thereof and to repurchase any shares of such issuer's common stock issued upon exercise of the Substitute Option at the request of the owner thereof, in each case at a specified price.

     To the best of First Charter's and CSB's knowledge, no event giving rise to the exercise of the Option has occurred as of the date of this Joint Proxy Statement-Prospectus.

DISSENTERS' RIGHTS OF APPRAISAL

     FIRST CHARTER. Pursuant to North Carolina law, holders of First Charter Common Stock who object to the Merger will not be entitled to dissenters' appraisal rights.

     CSB. THE FOLLOWING IS A SUMMARY DISCUSSION OF THE DISSENTER'S RIGHTS OF APPRAISAL OF CSB SHAREHOLDERS. IT IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO SUCH DISSENTERS' RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RELEVANT PROVISIONS OF THE UNITED STATES CODE AND THE GENERAL STATUTES OF NORTH CAROLINA (THE "N.C.G.S.") WHICH ARE SET FORTH AS APPENDIX D TO THIS JOINT PROXY STATEMENT-PROSPECTUS. THIS DISCUSSION AND THE PROVISIONS OF FEDERAL AND NORTH CAROLINA LAW SHOULD BE REVIEWED CAREFULLY BY CSB SHAREHOLDERS WHO MAY WISH TO ASSERT THEIR RIGHT TO DISSENT FROM THE PROPOSED TRANSACTION OR WHO WISH TO PRESERVE THE RIGHT TO DO SO. THE PROVISIONS OF THE STATUTES ARE TECHNICAL IN NATURE AND COMPLEX. IT IS SUGGESTED THAT ANY SHAREHOLDER WHO DESIRES TO AVAIL HIMSELF OR HERSELF OF HIS OR HER RIGHT TO OBJECT TO THE AGREEMENT CONSULT COUNSEL. FAILURE TO COMPLY WITH THE PROVISIONS OF THE STATUTE MAY DEFEAT A SHAREHOLDER'S RIGHT TO DISSENT.

     If the Agreement and the transactions contemplated thereby are consummated, any shareholder of CSB who properly dissents from the proposed Merger in connection with the CSB Special Meeting may be entitled to receive in cash the fair value of his or her shares of CSB Common Stock so held by such shareholder when such Merger shall be approved by the OCC. Any such payment may be higher or lower than the value of the per share consideration paid in the Merger. FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES PRESCRIBED BY APPLICABLE LAW WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To preserve the right to dissent, according to the provisions of 12 U.S.C. (section mark) 215a, a CSB shareholder must either (i) vote against the Agreement at the CSB Special Meeting or (ii) give written notice at or prior to such meeting to the presiding officer that such shareholder dissents from the Agreement. A shareholder who wishes to object to the Merger must not vote any shares in favor of the Agreement and the transactions contemplated thereby.

     If the shareholders of CSB approve the Agreement and the transaction is approved by the OCC, any shareholder who has properly perfected the right to dissent, as described above, shall be entitled to receive the value of his or her shares after the transaction has been consummated. Any dissenting shareholder who wishes to receive the value of such shares must transmit a written request to FCNB, as the surviving bank, for payment (a "Demand for Payment") and surrender his or her certificate or certificates for shares of CSB Common Stock to FCNB within 30 days of the Effective Time. A VOTE AGAINST THE PROPOSAL TO APPROVE THE MERGER WILL NOT SATISFY THE REQUIREMENT OF SUBMITTING A DEMAND FOR PAYMENT. Dissenting shareholders, if any, will be mailed notice of the Effective Time, but not of the date before which their dissenters' rights must be exercised, at their addresses on CSB's shareholder records.


     After the Effective Time, no current shareholder of CSB will have any rights as a shareholder of CSB including, without limitation, any right to vote or to receive dividends or liquidating distributions, other than the right to receive First Charter Common Stock in consideration of the Merger; PROVIDED, HOWEVER, that any shareholder of CSB who has perfected his or her right to dissent shall be entitled to receive the value of his or her shares as described herein and in Appendix D.


     N.C.G.S. (section mark)53-16 provides that the value of the shares of any dissenting shareholder shall be determined as of the date of the CSB Special Meeting approving the Merger by three appraisers, one to be selected by the owners of two-thirds of the dissenting shares involved, one by the board of directors of FCNB and the third by the two so chosen. The valuation agreed upon by any two appraisers shall govern. If the appraisal is not completed within 90 days after the Merger becomes effective, the OCC shall cause an appraisal to be made. The expenses of the OCC shall be paid by FCNB.

     The value of the shares ascertained shall be promptly paid to the dissenting shareholders by FCNB. The shares of First Charter Common Stock which would have been delivered to such dissenting shareholders had they not requested payment shall be sold at an advertised public auction. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders.

     Any objections to the Merger should be mailed to Carolina State Bank, 316 South Lafayette Street, Shelby, North Carolina 28150, Attention: Secretary. Any Demands for Payment should be mailed to First Charter National Bank, Post Office Box 228, Concord, North Carolina 28026-0228, Attention: Controller. All proper objections or Demands for Payment must be received by CSB or FCNB, as applicable, on or prior to the date on which they are required to be delivered.

     Except as may be required by law or ordered by a court of proper jurisdiction, neither First Charter nor FCNB will pay fees of counsel or other expenses incurred by objecting shareholders.

ACCOUNTING TREATMENT

     First Charter's obligation to consummate the Merger is conditioned upon the receipt by First Charter of an opinion from KPMG Peat Marwick LLP, First Charter's independent public accountants, to the effect that the Merger qualifies for pooling-of-interests accounting treatment if consummated in accordance with the Agreement and upon the receipt by First Charter and KPMG Peat Marwick LLP from Coopers & Lybrand L.L.P., CSB's independent public accountants, to the effect that such firm is not aware of any matters relating to CSB and its subsidiaries that would preclude CSB from participating in a business combination to be accounted for as a pooling-of-interests. First Charter and CSB have agreed to use their best efforts to cause the Merger to qualify for pooling-of-interests treatment by First Charter.

     Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of First Charter and CSB will be combined at the Effective Time and carried forward at their previously recorded amounts, and the shareholders' equity accounts of CSB and First Charter will be combined on First Charter's consolidated balance sheet and no goodwill or other intangible assets will be created. Financial statements of First Charter issued after the Merger will be restated retroactively to reflect the consolidated operations of First Charter and CSB as if the Merger had taken place prior to the periods covered by such financial statements.

     The unaudited pro forma financial information contained in this Joint Proxy Statement-Prospectus has been prepared using the pooling-of-interests accounting method to account for the Merger. See "SUMMARY -- Comparative Unaudited Per Share Information" and " -- Selected Financial Information" and "PRO FORMA CONDENSED FINANCIAL INFORMATION."

BANK REGULATORY MATTERS

     OFFICE OF THE COMPTROLLER OF THE CURRENCY. The Merger is subject to prior approval by the OCC under the Bank Merger Act. When approving a transaction such as the Merger, the OCC will consider the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Furthermore, the OCC will not approve a merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the United States may be substantially to lessen competition or to tend to create a monopoly, or if it would be in any other manner in restraint of trade, unless the OCC finds that the anti-competitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the OCC will consider the performance of the existing institutions in meeting the credit needs of the relevant communities, including low- and moderate-income neighborhoods, served by such institutions.

     Applicable federal law provides for the publication of notice and public comment on the application and authorizes the OCC to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger.

     The Merger generally may not be consummated until the 30th day following the date of approval by the OCC (or in certain circumstances the 15th day), during which time the United States Department of Justice (the "Department of Justice") may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the OCC's approval unless a court specifically ordered otherwise. First Charter and CSB believe that the Merger does not raise substantial antitrust concerns.

     STATUS OF REGULATORY APPROVALS AND OTHER INFORMATION. First Charter and CSB have filed all applications and notices and have taken (or will take) other appropriate action with respect to any requisite approvals or other action of any governmental authority. The Agreement provides that the receipt of all requisite regulatory approvals, including the approval of the OCC, is a condition to the consummation of the Merger. There can be no assurance that any governmental agency will approve or take any other required action with respect to the Merger, and, if approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to abandon the Merger or that no action will be brought challenging such approvals or action, including a challenge by the Department of Justice or, if such a challenge is made, the result thereof.

     First Charter and CSB are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, First Charter and CSB currently contemplate that such approval or action would be sought. There can be no assurance, however, that any such approval or action, if needed, could be obtained and would not be conditioned in a manner that would cause the parties to abandon the Merger.

     See "THE MERGER -- Effective Time of the Merger," " -- Conditions to the Merger" and " -- Modification, Waiver and Termination."

RESTRICTIONS ON RESALES BY AFFILIATES

     The shares of First Charter Common Stock to be issued to shareholders of CSB in the Merger have been registered under the Securities Act. Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of CSB as that term is defined under the Securities Act. Any subsequent transfer of such shares, however, by any person who is an affiliate of CSB at the time this Joint Proxy Statement-Prospectus is first distributed to the shareholders of CSB will, under existing law, require either (i) the further registration under the Securities Act of the shares of First Charter Common Stock to be transferred, (ii) compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances) or (iii) the availability of another exemption from registration. An "affiliate" of CSB, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with CSB. The foregoing restrictions are expected to apply to the directors, executive officers and the holders of 10% or more of the CSB Common Stock (and to certain relatives or the spouse of any such person and any trusts, estates, corporations or other entities in which such persons have a 10% or greater beneficial or equity interest). Stop transfer instructions will be given by First Charter to the transfer agent with respect to the First Charter Common Stock to be received by persons subject to the restrictions described above, and the certificates for such stock will be appropriately legended. Those individuals identified by CSB as affiliates of CSB have entered into agreements that they will not make any further sales of shares of First Charter Common Stock received upon consummation of the Merger, except in compliance with the applicable provisions of the Securities Act.

DIVIDEND REINVESTMENT PLAN

     First Charter has a dividend reinvestment plan that provides, for those shareholders who elect to participate, that dividends on First Charter Common Stock will be used to purchase on a quarterly basis either original issue shares or shares in the open market at the market value of First Charter Common Stock. The plan also permits participants to invest in additional shares of First Charter Common Stock on a quarterly basis, through optional cash payments not to exceed $2,500 per quarter, at the then-current market price of such stock at the time of purchase. Only shareholders of record are entitled to participate in the dividend reinvestment plan; accordingly, shares held in "street name" generally may not be included in the dividend reinvestment plan. It is anticipated that First Charter will continue its dividend reinvestment plan and that shareholders of CSB who receive shares of First Charter Common Stock in the Merger will have the right to participate therein.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

MARKET PRICES

     First Charter Common Stock is reported on The Nasdaq Stock Market as a Nasdaq National Market security under the trading symbol "FCTR." As of the record date for the First Charter Special Meeting, First Charter Common Stock
was held of record by approximately      persons. The following table sets forth
the high and low sales prices of the First Charter Common Stock as reported on The Nasdaq Stock Market for the periods indicated. The prices for First Charter Common Stock have been adjusted to reflect a 6-for-5 stock split declared in the second quarter of 1997.

     Since July 1996, CSB Common Stock has been traded in the over-the-counter market and listed in the National Daily Quotation Service "Pink Sheets." Prior to that time, there was no established trading market for the CSB Common Stock. As of the record date for the CSB Special Meeting, CSB Common Stock was held of
record by approximately      persons. The following table sets forth the high
and low bid prices for CSB Common Stock for the indicated periods during which the CSB Common Stock has been traded in the over-the-counter market, based on information obtained by CSB from financial newspapers. The prices for CSB Common Stock have been adjusted to reflect a 3-for-2 stock split declared in the second quarter of 1997. Such prices may reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Management of CSB is aware of approximately 50 arms' length sales of CSB Common Stock from January 1, 1995 to July 1996, at prices ranging from $5.00 per share to $6.67 per share (as adjusted to reflect the 3-for-2 stock split declared in the second quarter of 1997).


                                                                                            FIRST CHARTER          CSB BID
                                                                                             SALES PRICES          PRICES
                                                                                            HIGH      LOW       HIGH      LOW
Year Ended December 31, 1995:
  First Quarter.........................................................................   $12.71    $12.08    $  N/A    $ N/A
  Second Quarter........................................................................    16.04     12.08       N/A      N/A
  Third Quarter.........................................................................    17.71     15.42       N/A      N/A
  Fourth Quarter........................................................................    18.75     17.08       N/A      N/A
Year Ended December 31, 1996:
  First Quarter.........................................................................    18.03     16.25       N/A      N/A
  Second Quarter........................................................................    17.08     14.79       N/A      N/A
  Third Quarter.........................................................................    16.04     15.21      6.67     6.13
  Fourth Quarter........................................................................    18.75     15.21      6.67     6.55
Year Ending December 31, 1997:
  First Quarter.........................................................................    18.54     17.71      8.00     6.60
  Second Quarter........................................................................    24.25     18.13     14.00     7.55
  Third Quarter.........................................................................    24.25     21.00     17.00    17.00
  Fourth Quarter (through October   )...................................................

DIVIDENDS

     The following table sets forth dividends declared per share of First Charter Common Stock for the periods indicated. Such amounts have been adjusted to reflect a 6-for-5 stock split declared in the second quarter of 1997. CSB has not paid any cash dividends during the periods indicated. The ability of either First Charter or CSB to pay dividends to its shareholders is subject to certain restrictions. See "INFORMATION ABOUT FIRST CHARTER -- Supervision and Regulation" and "INFORMATION ABOUT CSB -- Supervision and Regulation."


                                                                                           FIRST CHARTER
                                                                                             DIVIDENDS
Year Ended December 31, 1995:
  First Quarter.........................................................................      $ 0.108
  Second Quarter........................................................................        0.108
  Third Quarter.........................................................................        0.108
  Fourth Quarter........................................................................        0.108
Year Ended December 31, 1996:
  First Quarter.........................................................................        0.125
  Second Quarter........................................................................        0.125
  Third Quarter.........................................................................        0.125
  Fourth Quarter........................................................................        0.125
Year Ending December 31, 1997:
  First Quarter.........................................................................        0.125
  Second Quarter........................................................................        0.125
  Third Quarter.........................................................................        0.140
  Fourth Quarter (through October   )...................................................        0.140


                   PRO FORMA CONDENSED FINANCIAL INFORMATION

                                  (UNAUDITED)

     The following unaudited Pro Forma Condensed Financial Information and explanatory notes are presented to show the impact on the historical financial position and results of operations of First Charter of the proposed Merger. The Merger is reflected in the Pro Forma Condensed Financial Information under the pooling-of-interests method of accounting. See "THE MERGER -- Accounting Treatment."

     The Pro Forma Condensed Balance Sheet is based on the assumption that the Merger was consummated on June 30, 1997, and the Pro Forma Condensed Statements of Income are based on the assumption that the Merger was consummated as of January 1, 1994.


     The unaudited Pro Forma Condensed Financial Information should be read in conjunction with the historical financial statements and notes thereto of First Charter and of CSB incorporated by reference herein. Certain of the historical financial statements of CSB are being delivered with this Joint Proxy Statement-Prospectus. See "AVAILABLE INFORMATION." The pro forma information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations of future periods or future combined financial position.


     The following information contains forward-looking statements regarding First Charter's proposed Merger-related expenses in connection with the Merger. The proposed expenses are subject to certain risks and uncertainties that could cause actual expenses to differ materially from those indicated, such as the inability to consummate the Merger by the end of fiscal year 1997 or the inability of First Charter to consolidate the operations of CSB with First Charter or to achieve technological efficiencies as soon as anticipated. Readers are cautioned not to place undue reliance on this information, which reflects management's judgment only as of the date hereof. First Charter undertakes no obligation to publicly revise this information to reflect events and circumstances that arise after the date hereof.

                       PRO FORMA CONDENSED BALANCE SHEET

                                  (UNAUDITED)

                                                                                              AT JUNE 30, 1997
                                                                                                                     PRO FORMA
                                                                                                                   FIRST CHARTER
                                                                             FIRST                   PRO FORMA        AND CSB
                                                                            CHARTER       CSB       ADJUSTMENTS      COMBINED
                                                                                          (DOLLARS IN THOUSANDS)
ASSETS
Cash and due from banks..................................................   $ 28,316    $  3,912      $              $  32,228
Interest-bearing bank deposits...........................................      3,244          32                         3,276
Securities available for sale:
  U.S. Government obligations............................................     25,316      13,988                        39,304
  U.S. Government agency obligations.....................................      9,725           0                         9,725
  Mortgage-backed securities.............................................     13,103           0                        13,103
  State and municipal obligations, nontaxable............................     72,041           0                        72,041
  Other..................................................................      9,102         547                         9,649
     Total securities available for sale.................................    129,287      14,535            0          143,822
Investment securities:
  U.S. Government obligations............................................          0      13,960                        13,960
  U.S. Government agency obligations.....................................          0           0                             0
  Mortgage-backed securities.............................................          0           0                             0
  State and municipal obligations, nontaxable............................          0       1,812                         1,812
     Total investment securities.........................................          0      15,772            0           15,772
Loans....................................................................    392,017     102,688                       494,705
  Less: Unearned income..................................................       (274)          0                          (274)
        Allowance for loan losses........................................     (5,510)     (1,485)                       (6,995)
     Loans, net..........................................................    386,233     101,203            0          487,436
Premises and equipment, net..............................................     12,131       2,617                        14,748
Other assets.............................................................      5,946       3,417                         9,363
     Total assets........................................................   $565,157    $141,488      $     0        $ 706,645
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits, domestic:
  Noninterest-bearing....................................................   $ 79,270    $  8,000      $              $  87,270
  Interest-bearing
     NOW accounts........................................................     73,497      25,392                        98,889
     Time................................................................    260,951      67,706                       328,657
     Certificates of deposit greater than $100,000.......................     57,026      19,550                        76,576
     Total deposits......................................................    470,744     120,648            0          591,392
  Other borrowings.......................................................     27,921       6,381                        34,302
  Other liabilities......................................................      3,874       1,061                         4,935
     Total liabilities...................................................    502,539     128,090            0          630,629
SHAREHOLDERS' EQUITY
First Charter Common Stock -- $5 par value; authorized, 10,000,000
  shares; issued and outstanding, 7,560,524 shares.......................     37,803           0        8,502(1)        46,305
CSB Common Stock -- $4.50 par value; authorized, 10,000,000 shares;
  issued and outstanding, 1,662,192 shares...............................          0       7,480       (7,480)(1)            0
Additional paid-in capital...............................................          0       4,004       (1,022)(1)        2,982
Unrealized gain on securities available for sale, net of taxes...........      1,989          13                         2,002
Retained earnings........................................................     22,826       1,901            0           24,727
     Total shareholders' equity..........................................     62,618      13,398            0           76,016
     Total liabilities and shareholders' equity..........................   $565,157    $141,488      $     0        $ 706,645

            See Notes to Pro Forma Condensed Financial Information.

                    PRO FORMA CONDENSED STATEMENTS OF INCOME

                                  (UNAUDITED)


                                                             FOR THE SIX MONTHS                   FOR THE YEARS
                                                               ENDED JUNE 30,                   ENDED DECEMBER 31,
                                                             1997          1996          1996          1995          1994
                                                                (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Interest and fees on loans.............................   $   22,179    $   20,069    $   41,169    $   36,619    $   27,820
Interest on investments and securities.................        4,456         4,547         9,011         8,240         7,578
Other interest.........................................          160           311           727         1,076           426
  Total interest income................................       26,795        24,927        50,907        45,935        35,824
Interest on deposits...................................       10,909        10,431        21,143        18,481        12,556
Interest on borrowings.................................          941           784         1,654         1,355           709
  Total interest expense...............................       11,850        11,215        22,797        19,836        13,265
  Net interest income..................................       14,945        13,712        28,110        26,099        22,559
Provision for loan losses..............................        1,016           876         1,540         1,991         1,105
  Net interest income after provision for
     loan losses.......................................       13,929        12,836        26,570        24,108        21,454
Noninterest income.....................................        4,471         3,586         7,271         6,278         5,560
Noninterest expense....................................       10,501         9,167        19,354        19,181        17,283
  Income before income taxes...........................        7,899         7,255        14,487        11,205         9,731
Income taxes...........................................        2,399         2,268         4,418         2,901         2,653
  Net income...........................................   $    5,500    $    4,987    $   10,069    $    8,304    $    7,078
PRIMARY INCOME PER SHARE:
  Net income
     First Charter -- historical.......................   $     0.64    $     0.57    $     1.17    $     0.93    $     0.88
     CSB -- historical.................................         0.39          0.40          0.76          1.02          0.41
     First Charter/CSB -- pro forma combined...........         0.59          0.54          1.09          0.94          0.80
  Average common equivalent shares
     First Charter -- historical.......................    7,621,636     7,578,893     7,592,690     7,540,710     7,536,862
     CSB -- historical.................................    1,599,520     1,598,733     1,598,756     1,276,290     1,248,275
     First Charter/CSB -- pro forma combined...........    9,257,945     9,214,397     9,228,217     8,846,355     8,813,847
INCOME PER SHARE ASSUMING FULL DILUTION:
  Net income
     First Charter -- historical.......................   $     0.64    $     0.57    $     1.17    $     0.93    $     0.88
     CSB -- historical.................................         0.39          0.40          0.76          1.02          0.41
     First Charter/CSB -- pro forma combined...........         0.59          0.54          1.09          0.94          0.80
  Average common equivalent shares
     First Charter -- historical.......................    7,647,055     7,578,893     7,601,737     7,555,166     7,537,222
     CSB -- historical.................................    1,615,779     1,600,756     1,598,756     1,276,290     1,248,275
     First Charter/CSB -- pro forma combined...........    9,299,997     9,216,466     9,237,264     8,860,811     8,814,207


            See Notes to Pro Forma Condensed Financial Information.

                      NOTES TO THE UNAUDITED JUNE 30, 1997
                   PRO FORMA CONDENSED FINANCIAL INFORMATION

     The unaudited First Charter and CSB Pro Forma Condensed Financial Information is based upon the following adjustments, reflecting the consummation of the Merger using the pooling-of-interests method of accounting. Actual amounts may differ from those reflected in the unaudited Pro Forma Condensed Financial Information.

NOTE 1

     First Charter will exchange 1.023 shares of First Charter Common Stock for each share of CSB Common Stock outstanding immediately prior to the Effective Time (except for shares of CSB Common Stock held by FCC, FCNB or CSB other than in a fiduciary capacity or as a result of debts previously contracted, which shall be cancelled, and shares as to which dissenters' rights of appraisal have been perfected). The pro forma issued number of shares of First Charter Common Stock does not reflect the exercise of options to acquire shares of CSB Common Stock. Options to acquire 58,600 shares of CSB Common Stock were outstanding at June 30, 1997.

Shares of CSB Common Stock..............................................................    1,662,192
Exchange Ratio..........................................................................        1.023
Shares of First Charter Common Stock issued.............................................    1,700,422

NOTE 2


     The unaudited Pro Forma Condensed Financial Information does not include any expenses or charges related to the Merger. First Charter anticipates one-time merger and related charges of $2.0 million to $2.9 million ($1.6 million to $2.2 million, net of tax effects) in connection with the Merger. Professional fees associated with the transaction (including fixed financial advisor fees as well as attorneys' and accountants' fees) are expected to represent the largest portion of the expenses and charges, as well as estimated expenses associated with various severance-related obligations.

                        INFORMATION ABOUT FIRST CHARTER

GENERAL


     First Charter is a multi-bank holding company established as a North Carolina corporation in 1983 and is registered under the BHCA. Its principal assets are the stock of its banking subsidiaries, First Charter National Bank and Bank of Union. The Banks account for over 98% of First Charter's consolidated assets and consolidated revenues. At June 30, 1997, First Charter had total assets of approximately $565 million and total deposits of approximately $471 million. See "RECENT DEVELOPMENTS." The principal executive offices of First Charter are located at 22 Union Street, North, Concord, North Carolina 28025, and its telephone number is (704) 786-3300.


     FCNB, a national banking association, is the successor entity to The Concord National Bank, which was established in 1888 and acquired by First Charter in 1983. FCNB is a full service bank and trust company with twelve branch offices, two limited service facilities and eighteen ATMs located in Cabarrus, Rowan and northern Mecklenburg Counties, North Carolina. The ATMs are part of the HONOR network.

     Union is a state-chartered commercial bank organized under the laws of North Carolina in 1985. It was acquired by First Charter effective December 21, 1995 and provides general banking services through a network of five branch offices and four ATMs located in Union and southern Mecklenburg Counties, North Carolina.

     Through their branch locations, the Banks provide a wide range of banking products, including checking accounts; NOW accounts; "Money Market Rate" accounts; certificates of deposit; individual retirement accounts; overdraft protection; commercial, consumer, agriculture, real estate, residential mortgage and home equity loans; personal and corporate trust services; safe deposit boxes; and automated banking. In addition, through BOU Financial, First Charter also offers discount brokerage services, insurance and annuity sales and financial planning services pursuant to a third party arrangement with UVEST Investment Services.

     First Charter regularly evaluates the potential acquisition of or merger with, and holds discussions with, various financial institutions. In addition, First Charter periodically enters new markets and engages in new activities in which it competes with established financial institutions. There can be no assurance as to the success of any such new office or activity. Furthermore, as the result of such expansions, First Charter may from time to time incur start-up costs that could affect its financial results.

MANAGEMENT AND ADDITIONAL INFORMATION

     Certain information relating to the executive compensation, various benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to First Charter is incorporated by reference or set forth in First Charter's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference. Shareholders desiring copies of such documents may contact First Charter at its address or phone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

SUPERVISION AND REGULATION

     GENERAL. As a registered bank holding company, First Charter is subject to the supervision of, and to regular inspection by, the Federal Reserve Board. FCNB is organized as a national banking association and is subject to regulation, supervision and examination by the OCC and to regulation by the FDIC. Union is a North Carolina state-chartered commercial bank and is subject to regulation, supervision and examination by the Commissioner of Banks of the State of North Carolina (the "Banking Commissioner"). As a federally insured, non-member bank, Union also is subject to regulation, supervision and examination by the FDIC.

     In addition to banking laws, regulations and regulatory agencies, First Charter and the Banks are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect First Charter's operations, management and ability to make distributions.

     RESTRICTIONS ON BANK HOLDING COMPANIES. The Federal Reserve Board is authorized to adopt regulations affecting various aspects of bank holding companies. Under the BHCA, the activities of First Charter, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

     Generally, bank holding companies are required to obtain prior approval of the Federal Reserve Board to engage in any new activity not previously approved by the Federal Reserve Board or to acquire more than 5% of any class of voting stock of any company. Bank holding companies are also required to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank which is not already majority-owned by the bank holding company.

     First Charter also is subject to the North Carolina Bank Holding Company Act of 1984. As required by this state legislation, First Charter, by virtue of its ownership of the Banks, has registered as a bank holding company with the Banking Commissioner. The North Carolina Bank Holding Company Act also prohibits First Charter from acquiring or controlling certain non-bank institutions which have offices in North Carolina.

     INTERSTATE BANKING AND BRANCHING LEGISLATION. Pursuant to the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking and Branching Act"), which became effective September 29, 1995, a bank holding company now may acquire banks in states other than its home state, without regard to the permissibility of such acquisition under state law, but subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, prior to, or following the proposed acquisition, controls no more than 10% of the total amount of deposits of insured depository institutions in the United States and no more than 30% of such deposits in any state (or such lesser or greater amount set by state law).

     The Interstate Banking and Branching Act also authorizes banks to merge across state lines, therefore creating interstate branches, beginning June 1, 1997. Under such legislation, each state had the opportunity to "opt out" of this provision, thereby prohibiting interstate branching in such states, or to "opt in" at an earlier time, thereby allowing interstate branching within that state prior to June 1, 1997. The State of North Carolina elected to "opt in" to such legislation, effective June 22, 1995. Furthermore, pursuant to such Act, a bank is now able to open new branches in a state in which it does not already have banking operations, if the laws of such state permit such DE NOVO branching.

     CAPITAL AND OPERATIONAL REQUIREMENTS. The Federal Reserve Board, the OCC and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States and state-chartered banking organizations. The risk-based guidelines define a two-tier capital framework under which First Charter and each of the Banks is required to maintain a minimum ratio of Tier 1 Capital (as defined) to total risk-weighted assets of 4.00% and a minimum ratio of Total Capital (as defined) to risk-weighted assets of 8.00%. With respect to First Charter, Tier 1 Capital generally consists of total shareholders' equity calculated in accordance with generally accepted accounting principles less certain intangibles, and Total Capital generally consists of Tier 1 Capital plus certain adjustments, the largest of which for First Charter is the general allowance for loan losses (up to 1.25% of risk-weighted assets). Tier 1 Capital must consist of at least 50% of Total Capital. Risk-weighted assets refer to the on- and off-balance sheet exposures of First Charter, as adjusted for one of four categories of risk weights established in applicable federal regulations, based primarily on relative credit risk. First Charter's Tier 1 and total risk-based capital ratios under these guidelines at June 30, 1997 were 14.46% and 15.71%, respectively.

     The leverage ratio is determined by dividing Tier 1 Capital by adjusted total assets. Although the stated minimum ratio is 3 percent, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3 percent. First Charter's leverage ratio at June 30, 1997 was 11.24%. Management believes that First Charter meets its leverage ratio requirement.

     The federal regulatory agencies may from time to time require that a banking organization maintain capital above the minimal levels whether because of its financial condition or actual or anticipated growth.

     PROMPT CORRECTIVE ACTION UNDER FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

     The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, or 3% in some cases. Under these guidelines, each of the Banks is considered well capitalized.

     Banking agencies have also adopted final regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation will be made as a part of the institution's regular safety and soundness examination. Banking agencies also have recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. Concurrently, banking agencies have proposed a methodology for evaluating interest rate risk. After gaining experience with the proposed measurement process, those banking agencies intend to propose further regulations to establish an explicit risk-based capital charge for interest rate risk.

     DISTRIBUTIONS. The primary source of funds for cash distributions paid by First Charter to its shareholders is dividends received from the Banks. The amount of dividends that FCNB may pay is subject to regulation by the OCC. Under current regulations, the amount that FCNB may declare in any calendar year without approval of the OCC is the sum of its net profits (as defined by statute) for that year and its net retained profits (as defined) for the preceding two years. In 1997, FCNB can initiate dividend payments without prior regulatory approval of up to approximately $11 million plus an additional amount equal to its net profits for 1997 up to the date of any such dividend declaration.

     The payment of dividends by Union is subject to restrictions of North Carolina law applicable to the declaration of distributions by a commercial bank. In general, Union may declare dividends in an amount that does not exceed its undivided profits (determined as set forth in Chapter 53 of the North Carolina General Statutes), as long as the surplus of Union equals at least 50% of Union's paid-in capital stock. In 1997, Union can initiate dividend payments without the approval of the Banking Commissioner of up to approximately $7 million plus an additional amount equal to its net profits for 1997 up to the date of any such dividend declaration.

     In addition to the foregoing, the ability of First Charter and the Banks to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA as described above. Furthermore, if, in the opinion of the federal regulatory agencies, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The right of First Charter, its shareholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.


     DEPOSIT INSURANCE. The deposits of the Banks are insured up to applicable limits by the FDIC. Accordingly, the Banks are subject to deposit premium assessments of the Bank Insurance Fund ("BIF") of the FDIC. As mandated by FDICIA, the FDIC has adopted regulations for a risk-based insurance assessment system. Under this system, the assessment rates for an insured depository institution vary according to the level of risk incurred in its activities. To arrive at a risk assessment for a bank, the FDIC places it in one of nine risk categories using a process based on capital ratios and on other relevant information from supervisory evaluations of the bank by the bank's primary federal regulator (the OCC for FCNB and the FDIC for Union), statistical analyses of financial statements and other relevant information. Under the FDIC's risk-based insurance system, assessments currently can range from no assessment to 0.27% of the bank's average deposits base, with the exact assessment determined by the bank's capital and the applicable regulatory agency's opinion of the bank's operations. The range of deposit insurance assessment rates can change from time to time, in the discretion of the FDIC, subject to certain limits.


     SOURCE OF STRENGTH. According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. In the event of a loss suffered or anticipated by the FDIC -- either as a result of default of a banking or thrift subsidiary of First Charter or related to FDIC assistance provided to a subsidiary in danger of default -- the other banking subsidiaries of First Charter may be assessed for the FDIC's loss, subject to certain exceptions.

     FUTURE LEGISLATION. Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such proposals or bills being enacted and the impact they might have on First Charter and its subsidiaries cannot be determined at this time.

                             INFORMATION ABOUT CSB

GENERAL


     CSB is a North Carolina state-chartered commercial bank that operates under the supervision of the Banking Commissioner and the FDIC. CSB was incorporated on November 13, 1990 and commenced operations on April 5, 1991. At June 30, 1997, CSB had total assets of approximately $141.5 million and total deposits of approximately $120.6 million. See "RECENT DEVELOPMENTS". CSB's main office is located at 316 South Lafayette Street, Shelby, North Carolina 28150, and its telephone number is (704) 480-4444.


     CSB serves the banking needs of individuals and businesses in Cleveland and Rutherford Counties, North Carolina. CSB offers most traditional commercial and consumer banking services including checking accounts; NOW accounts; money market accounts; certificates of deposit; individual retirement accounts; overdraft protection; commercial, and consumer installment, real estate, residential mortgage, and home equity loans; safe deposit boxes; and other associated services. CSB's wholly owned subsidiary, CSB Financial, offers brokerage services pursuant to a third party arrangement with AAG Securities, Inc. and also offers insurance and annuity services.

     In addition to its main office in Shelby, CSB operates three full-service branch offices at 128 North Main Street, Boiling Springs, North Carolina, at 152 West Main Street in Forest City, North Carolina, and at 114 East Gold Street, Kings Mountain, North Carolina.

VOTING SECURITIES AND BENEFICIAL OWNERSHIP THEREOF

     The following table sets forth the beneficial ownership, as of June 30, 1997, of the CSB Common Stock of all persons believed by CSB to beneficially own more than 5% of the CSB Common Stock:

                                               AMOUNT AND            PERCENT OF
                                               NATURE OF          CSB COMMON STOCK
NAME AND ADDRESS                          BENEFICIAL OWNERSHIP       OWNED (1)
T. Carl Dedmon                                 130,116 (2)              7.83%
N/S Carolina Storage
Post Office Box 1146
Shelby, NC 28151

(1) The ownership percentage was calculated based on the total of 1,662,192 shares of CSB Common Stock outstanding.

(2) Amount includes 78,439 shares of CSB Common Stock with respect to which Mr. Dedmon has shared voting and investment power.

     The following table sets forth the beneficial ownership, as of June 30, 1997, of the CSB Common Stock of each director and the chief executive officer of CSB and of all directors and principal officers of CSB as a group.

                                                          AMOUNT AND
                                                           NATURE OF
                                                          BENEFICIAL          PERCENT
NAME OF BENEFICIAL OWNER                                 OWNERSHIP (1)      OF CLASS (2)
Dennis A. Beam, Jr.                                          41,550              2.50%
T. Carl Dedmon                                              130,116              7.83%
Dr. B. Thomas Ellis                                          50,137              3.02%
Joe B. Godfrey, M.D.                                          3,580              0.22%
Larry D. Hamrick, Sr.                                        17,406              1.05%
Charles F. Harry, III                                        67,515              4.06%
Charles F. Mauney                                            19,500              1.17%
Charles W. Rhoden, Jr.                                       37,723              2.27%
James M. Rose, Sr.                                           50,505              3.04%
Millie Keeter-Spangler                                        9,833              0.59%
John J. Godbold, Jr.                                         83,761              4.93%
All Directors and Principal Officers
  as a Group (14 persons)                                   548,507             32.29%

(1) To CSB's knowledge, each person has sole voting and investment power over the securities shown as beneficially owned by such person, except for the following shares of CSB Common Stock which the individual indicates that he or she shares voting and/or investment power: Mr. Beam -- 675 shares; Mr. Dedmon -- 78,439 shares; Mr. Ellis -- 5,250 shares; Mr. Hamrick -- 1,274 shares; Mr. Harry -- 15,525 shares; Mr. Mauney -- 1,500 shares; Mr.
    Rhoden -- 17,666 shares; Mr. Rose -- 3,126 shares; Ms.
    Keeter-Spangler -- 6,419 shares; and directors and executive officers as a group -- 160,643 shares. This column includes options to purchase the shares of CSB Common Stock which the individual indicates are immediately exercisable: Mr. Godbold -- 36,700 shares; all executive officers and directors as a group -- 36,700.

(2) The ownership percentages were calculated based on the total of 1,662,192 shares of CSB Common Stock outstanding plus the number of shares capable of being issued to that individual (if any) and to the group as a whole upon the exercise of stock options held by each (if any) and by the group as a whole, respectively.

REPORTS OF CHANGES IN BENEFICIAL OWNERSHIP


     Directors and executive officers of CSB are required by federal law to file reports with the FDIC regarding the amount of and changes in their beneficial ownership of CSB Common Stock. Since January 1, 1997, Drs. B. Thomas Ellis and Joe B. Godfrey, current directors, each made a purchase of shares for which the required report was not timely filed and John J. Godbold, Jr., an officer and director, and Robert J. Jurek, an officer, each made an exercise of options to purchase shares for which the required report was not timely filed. The required reports have been filed to include those shares in the respective persons' reports.


MANAGEMENT AND ADDITIONAL INFORMATION

     Copies of CSB's 1996 Annual Report to Shareholders and its Quarterly Report on Form F-4 for the quarter ended June 30, 1997, as amended, accompany this Joint Proxy Statement-Prospectus. Certain additional information relating to the executive compensation, various benefit plans (including the Stock Option Plan), certain relationships and related transactions and other related matters as to CSB is incorporated by reference or set forth in CSB's Annual Report on Form F-2 for the year ended December 31, 1996, incorporated herein by reference. Shareholders desiring copies of such documents may contact CSB at its address or phone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

SUPERVISION AND REGULATION

     GENERAL. CSB is chartered by the State of North Carolina and its deposits are insured by the FDIC (up to the applicable limits). It is not a member of the Federal Reserve System. The following is a general discussion of certain statutory and regulatory provisions that are applicable to CSB. This discussion is only a summary and is qualified in its entirety by reference to the particular statutory and regulatory provisions.

     BANKING COMMISSIONER. CSB is subject to extensive supervision and regulation by the Banking Commissioner. The Banking Commissioner enforces state laws that set specific requirements for bank capital, the payment of dividends, loans to officers and directors, record keeping, and types and amounts of loans and investments made by commercial banks. The Banking Commissioner performs periodic examinations of North Carolina-chartered commercial banks to assure compliance with state banking statutes and regulations, and CSB is required to make regular reports to the Banking Commissioner describing in detail the resources, assets, liabilities and financial condition of CSB. The Banking Commissioner has a broad range of enforcement powers to take disciplinary action to protect the safety and soundness of commercial banks, including the issuance of cease and desist orders and the removal of officers and directors. Among other things, the approval of the Banking Commissioner is generally required before a North Carolina-chartered commercial bank may establish branch offices or merge or consolidate with or purchase substantially all of the assets of another depository institution.

     Under North Carolina banking law, the Banking Commissioner has the authority to order CSB to require its shareholders to invest additional capital in the event CSB's capital shall have become impaired by losses or otherwise. Failure to pay such an assessment may result in a forced sale of a shareholder's CSB Common Stock.

     FDIC. CSB is subject to equally extensive supervision and regulation by the FDIC, which is intended primarily for the protection of depositors. CSB is subject to examination by the FDIC, and the FDIC monitors CSB's compliance with several federal statutes such as the CRA. The FDIC has broad enforcement authority to prevent the continuance or development of unsound and unsafe banking practices, including the issuance of cease and desist orders and the removal of officers and directors. The FDIC must approve the establishment of branch offices, conversions, mergers, assumption of deposit liabilities between insured banks and uninsured banks or institutions, and the acquisition or establishment of certain subsidiary corporations. The FDIC can prevent capital or surplus diminution in such transactions where the deposit accounts of the resulting, continuing or assumed bank are insured by the FDIC.

     CSB is subject to the FDIC's risk-based capital requirements, leverage ratio capital requirements and a five-category definition of capital adequacy, as described above. See "INFORMATION ABOUT FIRST CHARTER -- Supervision and Regulation -- Capital and Operational Requirements" and " -- Prompt Corrective Action under FDICIA." At June 30, 1997, CSB had Tier I and total risk-based capital ratios of 13.07% and 12.59%, respectively, and a leverage ratio of 9.63%.

     CSB also is subject to the FDIC's limits on activities. Generally, CSB is not permitted to engage in any activity not permitted for a national bank unless
(i) it is in compliance with its capital requirements and (ii) the FDIC determines that the activity would not pose a risk to the deposit insurance fund. With certain exceptions, CSB is not permitted to acquire equity investments of a type, or in an amount, not permitted for a national bank.


     CSB is required to pay deposit insurance assessments set by the FDIC. Under the current assessment rate schedule, CSB's assessment could range from no assessment to 0.27% of CSB's average deposits base, with the exact assessment determined by CSB's capital and the FDIC's supervisory opinion of CSB's operations. Only the strongest banks are not required to pay an assessment. The insurance assessment rate may change periodically in the discretion of the FDIC, subject to certain limits.


     DISTRIBUTIONS. The payment of dividends by CSB is subject to restrictions of North Carolina law applicable to the declaration of distributions by a commercial bank. In general, a commercial bank may declare dividends in an amount that does not exceed its undivided profits (determined as set forth in Chapter 53 of the North Carolina General Statutes), so long as the surplus of the commercial bank equals at least 50% of its paid-in capital stock. CSB historically has not paid dividends.

     MONETARY POLICY. The earnings of CSB are affected significantly by the policies of the Federal Reserve Board, which regulates the money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rate paid by banks on bank borrowings and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

     INTERSTATE BANKING AND BRANCHING. CSB also may be affected by the Interstate Banking and Branching Act previously described. See "INFORMATION ABOUT FIRST CHARTER -- Supervision and Regulation -- Interstate Banking and Branching Legislation."

         COMPARISON OF FIRST CHARTER COMMON STOCK AND CSB COMMON STOCK

FIRST CHARTER COMMON STOCK


     GENERAL. First Charter is authorized to issue 10,000,000 shares of First Charter Common Stock, of which 7,566,096 shares were outstanding as of October 15, 1997. If the proposed Amended and Restated Articles of Incorporation are approved by First Charter's shareholders, the number of authorized shares of First Charter Common Stock which First Charter will be authorized to issue will be increased from 10,000,000 to 25,000,000 shares. See "APPROVAL OF AMENDED AND RESTATED ARTICLES OF INCORPORATION OF FIRST CHARTER." First Charter Common Stock is reported on The Nasdaq Stock Market as a Nasdaq National Market security under the symbol "FCTR." As of October 15, 1997, 529,244 shares of First Charter Common Stock were reserved for issuance under various employee and director benefit plans of First Charter, 61,303 shares were reserved for issuance under First Charter's Dividend Reinvestment Plan, and up to 1,760,370 shares were reserved for issuance in connection with the Merger. After taking into account the shares reserved as described above, the number of authorized shares of First Charter Common Stock available for other corporate purposes as of Oct. 15, 1997 was 82,987.


     VOTING AND OTHER RIGHTS. The holders of First Charter Common Stock are entitled to one vote per share on each matter voted at a shareholders' meeting. A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and each shareholder entitled to vote in such election is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections for directors, such shareholders do not have the right to cumulate their votes, so long as First Charter has a class of shares registered under

Section 12 of the Exchange Act (unless action is taken to provide otherwise by charter amendment, which action management does not currently intend to propose). In general, (i) amendments to First Charter's articles of incorporation must be approved by each voting group entitled to vote separately thereon by a majority of the votes cast by that voting group, unless the amendment creates dissenters' rights for a particular voting group, in which case such amendment must be approved by a majority of the votes entitled to be cast by such voting group; and (ii) the dissolution of First Charter must be approved by a majority of all votes entitled to be cast thereon.

     The Restated Charter of First Charter provides that a plan for First Charter to consolidate with, or merge with or into, any other corporation or convey to any corporation or other person or otherwise dispose of all or substantially all of its assets or to dispose of by any means all or substantially all the stock or assets of any major subsidiary will not be submitted to the shareholders for approval unless such plan is approved by the affirmative vote of 75% of the directors. The Restated Charter further provides that the Board of Directors, in its evaluation of such a plan, shall consider all relevant factors, including the social and economic effects on employees, customers, communities and others. If submitted to the shareholders, such plan may be approved only by (A) the affirmative vote of not less than 75% of the aggregate voting power of the outstanding stock entitled to vote thereon and (B) the affirmative vote of at least 50% of the voting power of the outstanding stock of shareholders entitled to vote thereon other than controlling shareholders, if (x) any shareholder entitled to vote thereon is a person who, including affiliates of such person, is the beneficial owner of more than 20% of the voting power of First Charter (a "controlling shareholder"), provided that shares held, voted or otherwise controlled by a person as a trustee, plan administrator, officer of First Charter or otherwise pursuant to an employee benefit plan of First Charter or of an affiliate of First Charter shall not be deemed to be beneficially owned by a person for the purpose of determining whether such person is a controlling shareholder, and (y) prior to the acquisition of 20% of the voting power of First Charter by a shareholder, the Board of Directors has not unanimously approved such transaction. This provision of the Restated Charter can be amended only by the vote required to approve such a transaction, if there is a controlling shareholder.

     In the event of liquidation, holders of First Charter Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them. First Charter Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the outstanding shares of First Charter Common Stock are, and upon issuance the shares of First Charter Common Stock to be issued to shareholders of CSB will be, validly issued, fully paid and nonassessable.

     First Charter National Bank acts as transfer agent and registrar for First Charter Common Stock.

     DISTRIBUTIONS. The holders of First Charter Common Stock are entitled to receive such dividends or distributions as the Board of Directors of First Charter may declare out of funds legally available for such payments. The payment of distributions by First Charter is subject to the restrictions of North Carolina law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of the holders receiving the distribution. Share dividends, if any are declared, may be paid from First Charter's authorized but unissued shares.

     The ability of First Charter to pay distributions is affected by the ability of the Banks to pay dividends. The ability of FCNB, as well as of the Banks, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "INFORMATION ABOUT FIRST CHARTER -- Supervision and Regulation --
Distributions."

CSB COMMON STOCK


     GENERAL. CSB is authorized to issue 10,000,000 shares of CSB Common Stock, of which 1,662,792 shares were outstanding as of October 15, 1997. The market prices of the CSB Common Stock are listed in the National Daily Quotation Service "Pink Sheets." As of October 15, 1997, a total of 388,776 additional shares were reserved for issuance in connection with various employee stock option plans of CSB and in connection with the Stock Option Agreement.


     VOTING AND OTHER RIGHTS. The holders of CSB Common Stock are entitled to one vote per share on each matter voted at a shareholders' meeting. A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast. In elections for directors, each shareholder of CSB has the right to cast a number of votes equal to the number of directors to be elected times the number of shares held of record by the shareholder and to cumulate such vote by giving one candidate as many votes as the shareholder has or by distributing such votes among any number of directors ("Cumulative Voting"). The right of Cumulative Voting may be exercised only if a shareholder announces in open meeting, prior to any vote on directors, the intent to exercise such right.

     The Articles of Incorporation of CSB provide that the affirmative vote or consent of the holders of not less than 80% of the outstanding shares of CSB Common Stock entitled to vote on a particular matter shall be required (i) to adopt any agreement for, or to approve, the merger or consolidation of CSB or any affiliate with or into any other person, (ii) to authorize any sale, transfer or exchange to any other person of all or substantially all of the assets of CSB or any affiliate or (iii) to authorize the issuance or transfer by CSB or any affiliate of any voting securities of CSB or any affiliate in exchange or payment for the securities or assets of any other person, if such authorization is otherwise required by law or by agreement between CSB and any national securities exchange or by any other agreement to which CSB or any affiliate is a party; PROVIDED, HOWEVER, the foregoing shall not apply and the provisions of North Carolina law otherwise applicable shall apply to (x) any such transaction if the Board of Directors by resolution shall have approved by two-thirds vote of all directors a memorandum of understanding with such other person setting forth the principal terms of such transaction and such transaction is substantially similar therewith or (y) any such transaction if such other person is a corporation of which a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors is owned of record or beneficially by CSB or its affiliates. The Articles of Incorporation further provide that the Board of Directors, in its evaluation of such a plan, shall consider all relevant factors, including the social and economic effects on employees, depositors, customers, suppliers, communities and others. In general, amendments to CSB's Articles of Incorporation must be approved by a majority of the outstanding shares of CSB Common Stock. Unless an amendment to CSB's Articles of Incorporation relating to the transactions discussed in (i) through (iii) above is recommended to the shareholders by the affirmative vote of two-thirds of CSB's Board of Directors, such provision of the Articles of Incorporation can be amended only by the affirmative vote of not less than 80% of the outstanding shares of CSB Common Stock.

     Under North Carolina banking law, the voluntary liquidation of CSB must be approved by a vote of two-thirds of all outstanding shares of CSB Common Stock. In the event of liquidation, holders of CSB Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them. CSB Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. However, pursuant to Chapter 53 of the North Carolina General Statutes, shares of CSB Common Stock may be assessable to the extent necessary to prevent the impairment of capital.

     First Citizens Bank acts as transfer agent and registrar for CSB Common Stock.


     NORTH CAROLINA SHAREHOLDER PROTECTION ACT. CSB is subject to the provisions of the North Carolina Shareholder Protection Act (the "Shareholder Protection Act"), the provisions of which are set forth in N.C.G.S.
(section mark)(section mark) 55-9-01 ET SEQ. The Shareholder Protection Act generally requires that, unless certain "fair price" and procedural requirements are satisfied, the affirmative vote of 95% of a corporation's voting shares is required to approve certain business combination transactions with another entity that is the beneficial owner, directly or indirectly, of more than 20% of the corporation's voting shares or which is an affiliate of the corporation and previously has been a 20% beneficial holder of such shares.



     CONTROL SHARE ACQUISITION ACT. CSB also is subject to provisions of the North Carolina Control Share Acquisition Act (the "Control Share Act"), the provisions of which are set forth in N.C.G.S. (section mark)(section mark) 55-9A-01 ET SEQ. The Control Share Act generally provides that, except as provided below, "Control Shares" will not have any voting rights. Control Shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of the corporation's directors. However, voting rights will be restored to Control Shares by resolution approved by the affirmative vote of the holders of a majority of the corporation's voting stock (other than shares held by the owner of the Control Shares, officers of the corporation, and directors employed by the corporation). If voting rights are granted to Control Shares which give the holder a majority of all voting power in the election of the corporation's directors, then the corporation's other shareholders may require the corporation to redeem their shares at their fair value.


     DISTRIBUTIONS. The holders of CSB Common Stock are entitled to receive such dividends and distributions as the Board of Directors of CSB may declare out of funds legally available for such payments. The payment of dividends by CSB is subject to restrictions of North Carolina law applicable to the declaration of distributions by a commercial bank. In general, a North Carolina bank may declare dividends in an amount that does not exceed its undivided profits (determined as set forth in Chapter 53 of the North Carolina General Statutes), as long as the surplus of such bank equals at least 50% of the bank's paid-in capital stock. Furthermore, a North Carolina commercial bank may pay stock dividends out of the bank's surplus, as long as the payment of such stock dividend does not reduce such surplus below 50% of the bank's paid-in capital.

     The ability of CSB to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "INFORMATION ABOUT CSB -- Supervision and Regulation."

COMPARISON OF VOTING AND OTHER RIGHTS

     First Charter is a North Carolina corporation subject to the provisions of the NCBCA. CSB is a North Carolina state-chartered commercial bank regulated primarily by the Banking Commissioner and the FDIC. Furthermore, CSB is a North Carolina corporation subject to the provisions of the NCBCA, to the extent that the North Carolina banking statutes are not inconsistent with the NCBCA. Shareholders of CSB (other than those who perfect dissenters' rights of appraisal), whose rights are governed by CSB's Articles of Incorporation and Bylaws, by the NCBCA and by the North Carolina banking statutes, will upon consummation of the Merger, become shareholders of First Charter. As shareholders of First Charter, their rights will then be governed by the Restated Charter and the Bylaws of First Charter and by the NCBCA. Except as set forth below, there are no material differences between the rights of CSB shareholders under CSB's Articles of Incorporation and Bylaws and under the NCBCA and the North Carolina banking statutes, on the one hand, and the rights of First Charter's shareholders under First Charter's Restated Charter, its Bylaws and the NCBCA, on the other hand. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and governing corporate documents of each corporation. First Charter's Restated Charter is proposed to be amended and restated. See "APPROVAL OF AMENDED AND RESTATED ARTICLES OF INCORPORATION OF FIRST CHARTER."


     ELECTION OF DIRECTORS. Generally, a First Charter shareholder has the right to vote each share of First Charter Common Stock for as many directors as there are to be elected, but may cast only one vote per such director. So long as First Charter is a public corporation, its shareholders do not have cumulative voting rights. This may make it more difficult for a shareholder or group of shareholders holding a minority of First Charter Common Stock to effect a change in the composition of the Board of Directors of First Charter. In contrast, each shareholder of CSB has the right to cast a number of votes equal to the number of directors to be elected times the number of shares held of record by the shareholder AND, until such time as the CSB Common Stock is listed on a national securities exchange or held of record by more than 2,000 persons, to cumulate such vote by giving one candidate as many votes as the shareholder has or by distributing such votes among any number of directors. This right of Cumulative Voting may be exercised only if a shareholder announces in open meeting, prior to any vote on directors, the intent to exercise such right. In elections at both First Charter and CSB, directors are elected by a plurality of the votes cast.


     MEETINGS OF SHAREHOLDERS. A special meeting of First Charter shareholders may be called for any purpose by the First Charter Board of Directors, by First Charter's Chief Executive Officer or by First Charter's Secretary acting under instructions of the Chief Executive Officer. So long as First Charter is a public corporation (that is, has a class of stock registered under the Exchange
Act), however, shareholders of First Charter are not entitled to call a special meeting. A special meeting of CSB shareholders may be called for any purpose by CSB's President, by the Board of Directors of CSB or, until such time as the CSB Common Stock is listed on a national securities exchange or held of record by more than 2,000 persons, by the holders of not less than 10% of all of the outstanding shares of CSB entitled to vote at the meeting.

     REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS. In general, any merger, consolidation or disposition of all or substantially all of the assets of First Charter or the stock or assets of any of its major subsidiaries may be submitted to the shareholders of First Charter only if approved by at least 75% of the directors of First Charter. If submitted to the shareholders, such action generally must be approved by (i) the holders of at least 75% of aggregate voting power of First Charter and (ii) the holders of at least 50% of the aggregate voting power entitled to vote thereon other than controlling shareholders. In contrast, the Articles of Incorporation of CSB provide that unless the Board of Directors of CSB by a two-thirds vote adopts a resolution approving a memorandum of understanding setting forth the principal terms of a proposed merger, consolidation or disposition of all or substantially all of the assets of CSB and such transaction is substantially similar therewith, then the action must be approved by at least 80% of the outstanding shares of CSB Common Stock. North Carolina banking law requires that a merger or consolidation of CSB with another bank or the transfer of all of its assets must be approved by two-thirds of the outstanding shares of CSB Common Stock and, except in the case of a merger with a national bank, by the Banking Commissioner.

     AMENDMENTS TO ARTICLES OF INCORPORATION. Generally, substantive amendments to either First Charter's Restated Charter or CSB's Articles of Incorporation must be approved by each voting group entitled to vote separately thereon by a majority of the votes cast by that voting group, unless the amendment creates dissenters' rights for a particular voting group, in which case such amendment must be approved by a majority of the votes entitled to be cast by such voting group. An amendment, however, to the provision of First Charter's Restated Charter setting forth the voting requirements for mergers or consolidations involving First Charter and for the disposition of all or substantially all of First Charter's assets or the stock or assets of one of its major subsidiaries, as described above, must be approved by the vote required to effect such merger, consolidation or transfer of assets. Similarly, an amendment to the provision of CSB's Articles of Incorporation setting forth the voting requirements for a merger or consolidation or sale of all or substantially all of CSB's assets, as described above, must be approved by 80% of CSB's shareholders, unless two-thirds of the directors of CSB vote to recommend the amendment to the shareholders, in which case the provisions of North Carolina law otherwise applicable to the amendment of CSB's Articles of Incorporation shall apply.

     DISTRIBUTIONS. The payment of distributions to holders of First Charter Common Stock is subject to the provisions of the NCBCA and the ability of FCNB, Union and any other subsidiary of First Charter to pay dividends to First Charter, as restricted by various bank regulatory agencies. See "INFORMATION ABOUT FIRST CHARTER -- Supervision and Regulation -- Distributions." The payment of distributions to holders of CSB Common Stock is subject to the provisions of Chapter 53 of the North Carolina General Statutes. See "COMPARISON OF FIRST CHARTER COMMON STOCK AND CSB COMMON STOCK -- CSB Common Stock -- Distributions."

     SIZE, CLASSIFICATION AND CONSTITUENCY OF THE BOARD OF DIRECTORS. The size of the First Charter Board of Directors may be established by the shareholders or by at least 75% of the directors of First Charter, provided that the directors of First Charter cannot set the number of directors at less than five nor more than twenty-five, and only the shareholders have the right to change this range. The Board of Directors of First Charter is divided into three classes, and directors are elected to serve three-year terms. Directors of First Charter need not be residents of the State of North Carolina or shareholders of First Charter. The number of directors of CSB is set by a vote of the shareholders between nine and 30, and the shareholders may increase the number by no more than two at any shareholders' meeting. The directors are divided into three classes, and each director serves a three year term. Directors of CSB must be shareholders holding at least $1,000 in par value of CSB Common Stock, and 75% of CSB's Board of Directors must be residents of the State of North Carolina.

     REMOVAL OF DIRECTORS; FILLING VACANCIES. Generally, directors of First Charter may be removed by the shareholders with or without cause by the affirmative vote of a majority of the votes cast, unless its Restated Charter is amended to provide otherwise. Vacancies occurring on the First Charter Board of Directors may be filled by the Board of Directors or the shareholders of First Charter. The rights of a CSB shareholder are substantially similar except that a director may not be removed if the number of votes cast against the removal would be sufficient to elect the director under Cumulative Voting.

     AMENDMENTS OF BYLAWS. Except as otherwise required in the NCBCA, the Restated Charter of First Charter or a bylaw adopted by the shareholders of First Charter, generally the Bylaws of First Charter may be amended or repealed by a majority of the Board of Directors or by the shareholders of First Charter, except that a bylaw adopted, amended or repealed by the shareholders of First Charter may not be modified or repealed by the Board of Directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the Board of Directors to so act. Generally, the rights of a CSB shareholder are substantially similar except that the directors may not amend CSB's Bylaws to
(i) require more than a majority of the voting shares for a quorum at a meeting of the shareholders or more than a majority vote to constitute action by the shareholders unless a higher percentage is required by law; (ii) provide for the management of CSB other than by the Board of Directors or its executive committee; (iii) increase or decrease the number of directors; or (iv) classify or stagger the election of directors. Also, an amendment to the provision of CSB's bylaws setting forth the voting requirements for a merger or consolidation or sale of all or substantially all of CSB's assets must be approved by 80% of CSB's shareholders, unless two-thirds of the directors of CSB vote to recommend the amendment to the shareholders.

     ASSESSABLE COMMON STOCK. All issued and outstanding shares of First Charter Common Stock are generally nonassessable. In contrast, issued and outstanding shares of CSB Common Stock may be assessable by the Banking Commissioner to the extent necessary to prevent impairment of capital.

     APPLICABILITY OF CERTAIN LAWS. The provisions of the Shareholder Protection Act and the Control Share Act are not applicable to First Charter. In contrast, the provisions of such Acts are applicable to CSB. See "COMPARISON OF FIRST CHARTER COMMON STOCK AND CSB COMMON STOCK -- CSB Common Stock -- North Carolina Shareholder Protection Act" and " -- North Carolina Control Share Acquisition Act."

     MISCELLANEOUS. First Charter National Bank acts as transfer agent and registrar for First Charter Common Stock. First Citizens Bank acts as transfer agent for the CSB Common Stock. First Charter Common Stock is reported on The Nasdaq Stock Market as a National Market Security. The CSB Common Stock is traded in the over-the-counter market and is listed in the National Daily Quotation Service "Pink Sheets."

                                  APPROVAL OF
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                OF FIRST CHARTER

     The Board of Directors of First Charter has approved the amendment and restatement of the Restated Charter of First Charter, as currently in effect. In addition to the amendment described below, to reflect certain changes in the NCBCA, the proposed Amended and Restated Articles of Incorporation (i) eliminate the concept of par value in connection with the First Charter Common Stock, and
(ii) make certain technical changes to delete obsolete references to incorporators, the initial Board of Directors, minimum consideration and provisions inconsistent with North Carolina law.

     THE TEXT OF THE PROPOSED AMENDED AND RESTATED ARTICLES OF INCORPORATION OF FIRST CHARTER IS ATTACHED AS APPENDIX E TO THIS JOINT PROXY STATEMENT-PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX E.

INCREASE IN FIRST CHARTER'S AUTHORIZED COMMON STOCK


     In the Amended and Restated Articles of Incorporation, the number of authorized shares of First Charter Common Stock would be increased from 10,000,000 to 25,000,000. First Charter currently is authorized to issue up to 10,000,000 shares of First Charter Common Stock, of which as of October 15, 1997, 7,566,096 shares were outstanding and 2,350,917 shares were reserved for issuance, leaving only 82,987 shares available for issuance for other corporate purposes as of such date. See "COMPARISON OF FIRST CHARTER COMMON STOCK AND CSB COMMON STOCK -- First Charter Common Stock." The Board of Directors of First Charter believes that the increase in the number of authorized shares of Common Stock will provide First Charter with increased flexibility to meet various corporate objectives and is in the best interests of First Charter and its shareholders.



     It is First Charter's intention to finance its operations through, among other things, the issuance from time to time of various equity securities, to consider the acquisition of financial service businesses (possibly using First Charter Common Stock as consideration in some instances) and to consider the issuance of additional shares of First Charter Common Stock through stock splits and stock dividends in appropriate circumstances. Accordingly, the continued availability of shares of First Charter Common Stock is necessary to provide First Charter with the flexibility to take advantage of opportunities in such situations. There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of First Charter Common Stock, except for (i) the shares to be issued pursuant to the Merger and
(ii) shares currently reserved for issuance under employee and director benefit plans and First Charter's Dividend Reinvestment Plan. See "COMPARISON OF FIRST CHARTER COMMON STOCK AND CSB COMMON STOCK -- First Charter Common Stock."


     Pursuant to North Carolina law, authorized and unissued shares of First Charter Common Stock (other than those shares reserved for certain purposes) are available for issuance by First Charter to such persons and for such consideration as First Charter's Board of Directors may determine from time to time. Shareholders may not be given the opportunity to vote on such matters, unless shareholder approval is required by applicable law or the rules and policies of The Nasdaq National Market or unless the Board of Directors in its judgment recommends shareholder approval. Shareholders generally will have no preemptive rights to subscribe to newly issued shares.

CERTAIN EFFECTS OF AMENDMENT

     If the shareholders of First Charter approve the Amended and Restated Articles of Incorporation, the increase in the amount of authorized First Charter Common Stock could have certain anti-takeover effects with respect to First Charter. As noted above, First Charter will have the authority to issue shares of authorized but unissued and unreserved shares of Common Stock in its discretion, which could dilute the stock ownership of persons seeking to acquire control of First Charter through the purchase of a large block of stock.

     In addition, the Restated Charter of First Charter Corporation currently contains, and the Amended and Restated Articles of Incorporation will continue to contain, other provisions which may have anti-takeover effects. For example, the Board of Directors of First Charter is composed of three classes with the directors in each such class serving staggered terms. The staggered terms may make it more difficult to obtain control of First Charter by changing the composition of the Board of Directors of First Charter. The Restated Charter of First Charter also imposes certain supermajority voting requirements in connection with certain business combinations of First Charter or sales of all or substantially all of its assets or the stock of its subsidiaries, and also require the vote of 75% of First Charter's Board of Directors for the approval of a plan of merger or plan of consolidation or similar plan of First Charter with any other corporation or entity in which First Charter is the acquired corporation or for adopting a resolution recommending a sale, lease or exchange of all or substantially all the property of First Charter. See "COMPARISON OF FIRST CHARTER COMMON STOCK AND CSB COMMON STOCK -- First Charter Common Stock -- Comparison of Voting and Other Rights."

     All of the above-described provisions could have certain anti-takeover effects with respect to First Charter. Such provisions could make First Charter a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, the assumption of control through the acquisition of a large block of First Charter Common Stock or the removal of incumbent management, even if the consummation of a given transaction might be favorable to the shareholders of First Charter. In addition, such provisions may inhibit or impede fluctuations in the market price of First Charter Common Stock that might otherwise result from actual or potential takeover attempts.

     First Charter is not aware of any pending or threatened effort to acquire control of First Charter, and the proposal to increase the authorized First Charter Common Stock is not in response to any indication that any other company, person or group is interested in acquiring control of First Charter. Furthermore, the existing provisions in First Charter's Restated Charter and in the proposed Amended and Restated Articles of Incorporation are not a part of a plan by management to adopt a series of provisions with an anti-takeover purpose, and First Charter currently does not intend to propose other anti-takeover measures in future proxy solicitations. Rather, the principal purpose of the increase in authorized capital is to provide First Charter with flexibility for considering stock splits and dividends and effecting acquisitions and financings.

RECOMMENDATION OF BOARD OF DIRECTORS

     First Charter's Board of Directors believes that the proposed Amended and Restated Articles of Incorporation, including the increase in the number of authorized shares of First Charter Common Stock, will provide flexibility needed to meet corporate objectives and is in the best interests of First Charter and its shareholders. The Amended and Restated Articles of Incorporation, including the increase in the number of authorized shares of First Charter Common Stock, will, if approved by the requisite vote of First Charter shareholders, be adopted by First Charter regardless of whether the Merger is consummated. Therefore, if the proposal is approved, officers of First Charter will promptly make appropriate filings in the State of North Carolina and take any other action necessary to implement the amendment.

     THE FIRST CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF FIRST CHARTER VOTE FOR THE PROPOSAL TO APPROVE THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF FIRST CHARTER.

                                 LEGAL OPINIONS

     The legality of the First Charter Common Stock to be issued in connection with the Merger and certain other legal matters in connection with the Merger, including tax consequences of the Merger, will be passed upon by Smith Helms Mulliss & Moore, L.L.P., Charlotte, North Carolina. In addition, certain other legal matters in connection with the Merger will be passed upon for CSB by The Sanford Holshouser Law Firm, Raleigh, North Carolina. As of the date of this Joint Proxy Statement-Prospectus, certain members of Smith Helms Mulliss &
Moore, L.L.P., beneficially owned approximately        shares of First Charter
Common Stock.

                                    EXPERTS

     The consolidated financial statements of First Charter as of December 31, 1996 and for each of the years in the three-year period ended December 31, 1996 have been incorporated by reference in this Joint Proxy Statement-Prospectus from First Charter's Annual Report on Form 10-K for the year ended December 31, 1996, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of CSB as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 have been incorporated by reference into this Joint Proxy Statement-Prospectus from the 1996 Annual Report on Form F-2 in reliance upon the report of Coopers & Lybrand L.L.P., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                             SHAREHOLDER PROPOSALS

     FIRST CHARTER. Shareholders of First Charter may submit proposals to be considered for shareholder action at the 1998 First Charter Annual Shareholder Meeting if they do so in accordance with the applicable regulations of the Commission. Any such proposals must be submitted to the Secretary of First Charter no later than November 5, 1997 in order to be considered for inclusion in First Charter's 1998 proxy materials.

     CSB. CSB will hold a 1998 Annual Meeting of Shareholders only if the Merger is not consummated before the time of such meeting. If a meeting is held, any shareholder proposal intended for inclusion in the 1998 proxy must be received by CSB no later than December 31, 1997.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Representatives of KPMG Peat Marwick LLP, independent accountants for First Charter, are expected to be present at the First Charter Special Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions. Representatives of Coopers & Lybrand L.L.P., independent accountants for CSB, are expected to be present at the CSB Special Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                                 OTHER MATTERS

     As of the date of this Joint Proxy Statement-Prospectus, the respective Boards of Directors of First Charter and of CSB know of no matters that will be presented for consideration at their respective Special Meetings other than as described in this Joint Proxy Statement-Prospectus. However, if any other matters shall properly come before the First Charter Special Meeting or any adjournments or postponements thereof and be voted upon, or the CSB Special Meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies shall be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the respective managements of First Charter and CSB.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                           FIRST CHARTER CORPORATION

                                      AND

                              CAROLINA STATE BANK

                                August 15, 1997

                               TABLE OF CONTENTS

                                                                                                                        PAGE

                                   ARTICLE I

                              CERTAIN DEFINITIONS

 1.01   Certain Definitions..........................................................................................    A-5

                                   ARTICLE II

                      THE MERGER AND RELATED TRANSACTIONS

 2.01   Merger.......................................................................................................    A-8
 2.02   Time and Place of Closing....................................................................................    A-8
 2.03   Effective Time...............................................................................................    A-8
 2.04   Reservation of Right to Revise Transaction; Further Actions..................................................    A-8

                                  ARTICLE III

                          MANNER OF CONVERTING SHARES

 3.01   Conversion...................................................................................................    A-9
 3.02   Anti-Dilution Provisions.....................................................................................    A-9

                                   ARTICLE IV

                               EXCHANGE OF SHARES

 4.01   Exchange Procedures..........................................................................................   A-10
 4.02   Rights of CSB Shareholders...................................................................................   A-10

                                   ARTICLE V

                     REPRESENTATIONS AND WARRANTIES OF CSB

 5.01   Organization, Standing, and Authority........................................................................   A-11
 5.02   CSB Capital Stock............................................................................................   A-11
 5.03   Subsidiaries.................................................................................................   A-11
 5.04   Authorization of Merger and Related Transactions.............................................................   A-12
 5.05   Securities Reporting Documents and Financial Statements......................................................   A-12
 5.06   Absence of Undisclosed Liabilities...........................................................................   A-13
 5.07   Tax Matters..................................................................................................   A-13
 5.08   Allowance for Loan Losses....................................................................................   A-13
 5.09   Accounting, Tax and Regulatory Matters.......................................................................   A-13
 5.10   Properties...................................................................................................   A-13
 5.11   Compliance with Laws.........................................................................................   A-14
 5.12   Employee Benefit Plans.......................................................................................   A-14
 5.13   Commitments and Contracts....................................................................................   A-15
 5.14   Material Contract Defaults...................................................................................   A-16
 5.15   Legal Proceedings............................................................................................   A-16
 5.16   Absence of Certain Changes or Events.........................................................................   A-16
 5.17   Regulatory Reports...........................................................................................   A-16
 5.18   Statements True and Correct..................................................................................   A-17
 5.19   Insurance....................................................................................................   A-17

                                                                                                                        PAGE
 5.20   Labor........................................................................................................   A-17
 5.21   Material Interests of Certain Persons........................................................................   A-17
 5.22   Registration Obligations.....................................................................................   A-17
 5.23   Brokers and Finders..........................................................................................   A-17
 5.24   State Takeover Laws..........................................................................................   A-17
 5.25   Environmental Matters........................................................................................   A-18
 5.26   Ownership of Shares..........................................................................................   A-18
 5.27   Insurance of Deposits........................................................................................   A-18

                                   ARTICLE VI

                REPRESENTATIONS AND WARRANTIES OF FIRST CHARTER

 6.01   Organization, Standing and Authority.........................................................................   A-18
 6.02   First Charter Capital Stock..................................................................................   A-18
 6.03   Authorization of Merger and Related Transactions.............................................................   A-18
 6.04   Financial Statements.........................................................................................   A-19
 6.05   First Charter SEC Reports....................................................................................   A-19
 6.06   Statements True and Correct..................................................................................   A-19
 6.07   Capital Stock................................................................................................   A-19
 6.08   Regulatory Matters...........................................................................................   A-20
 6.09   Litigation...................................................................................................   A-20
 6.10   Brokers and Finders..........................................................................................   A-20
 6.11   Environmental Matters........................................................................................   A-20
 6.12   Tax Matters..................................................................................................   A-20
 6.13   Compliance with Laws.........................................................................................   A-20

                                  ARTICLE VII

               CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME

 7.01   Conduct of Business Prior to the Effective Time..............................................................   A-21
 7.02   Forbearances.................................................................................................   A-21

                                  ARTICLE VIII

                             ADDITIONAL AGREEMENTS

 8.01   Access and Information.......................................................................................   A-22
 8.02   Registration Statement.......................................................................................   A-23
 8.03   Shareholder Approvals........................................................................................   A-23
 8.04   Press Releases...............................................................................................   A-23
 8.05   Notice of Defaults...........................................................................................   A-23
 8.06   Miscellaneous Agreements and Consents; Affiliates Agreements.................................................   A-23
 8.07   Conversion of Stock Options..................................................................................   A-24
 8.08   Regulatory and Tax Matters...................................................................................   A-24
 8.09   Acquisition Proposals........................................................................................   A-24
 8.10   Pooling Opinion..............................................................................................   A-25
 8.11   Fairness Opinions............................................................................................   A-25
 8.12   Employee Benefits............................................................................................   A-25
 8.13   Indemnification..............................................................................................   A-25
 8.14   Termination of Employment Agreements.........................................................................   A-25


                                                                                                                        PAGE


                                   ARTICLE IX

                                   CONDITIONS


 9.01   Conditions to Each Party's Obligation to Effect the Merger...................................................   A-25
 9.02   Conditions to Obligations of CSB to Effect the Merger........................................................   A-26
 9.03   Conditions to Obligations of First Charter to Effect the Merger..............................................   A-26


                                   ARTICLE X

                                  TERMINATION

10.01   Termination..................................................................................................   A-27
10.02   Effect of Termination........................................................................................   A-28
10.03   Non-Survival of Representations, Warranties and Covenants Following the Effective Time.......................   A-28

                                   ARTICLE XI

                               GENERAL PROVISIONS

11.01   Expenses.....................................................................................................   A-28
11.02   Stock Option Agreement.......................................................................................   A-28
11.03   Entire Agreement.............................................................................................   A-28
11.04   Amendments...................................................................................................   A-28
11.05   Waivers......................................................................................................   A-28
11.06   No Assignment................................................................................................   A-28
11.07   Notices......................................................................................................   A-28
11.08   Specific Performance.........................................................................................   A-29
11.09   Arbitration..................................................................................................   A-29
11.10   Governing Law................................................................................................   A-30
11.11   Counterparts.................................................................................................   A-30
11.12   Captions.....................................................................................................   A-30
11.13   Severability.................................................................................................   A-30

EXHIBIT A.............................................................................................................   A-32

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is dated as of August 15, 1997, between FIRST CHARTER CORPORATION ("First Charter"), a North Carolina corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and CAROLINA STATE BANK, a North Carolina state-chartered commercial bank ("CSB"). Capitalized terms not otherwise defined herein shall have the meanings ascribed in Article I.

                                  WITNESSETH:

     WHEREAS, First Charter and CSB previously have entered into that certain Letter of Intent dated as of June 30, 1997 providing for the acquisition by First Charter of CSB and the negotiation of this Agreement; and

     WHEREAS, as an inducement and a condition to First Charter's willingness to enter into the Letter of Intent and to pursue the acquisition and the negotiation of this Agreement, immediately following execution of the Letter of Intent First Charter and CSB entered into that certain Stock Option Agreement also dated June 30, 1997, pursuant to which CSB has granted to First Charter an option to purchase shares of common stock of CSB (the "Stock Option Agreement"); and

     WHEREAS, in accordance with the Letter of Intent, First Charter and CSB have determined to enter into this Agreement, pursuant to which First Charter will acquire CSB through the merger of CSB with and into First Charter National Bank, a national banking association and the wholly-owned Subsidiary of First Charter ("FCNB"), or by such other means as provided for herein (the "Merger"); and

     WHEREAS, the respective Boards of Directors of First Charter and CSB have resolved that the transactions described herein are in the best interests of the parties and their respective shareholders and have approved the transactions described herein; and

     WHEREAS, First Charter and CSB desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated by this Agreement;

     NOW THEREFORE, in consideration of the premises and the mutual representations, warranties and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                              CERTAIN DEFINITIONS

     1.01 CERTAIN DEFINITIONS. As used in this Agreement, the following terms shall have the meanings set forth below:

          "ACQUISITION PROPOSAL" shall have the meaning set forth in Section
     8.09.

          "AFFILIATE" shall mean, with respect to any Person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person.

          "AGREEMENT" shall have the meaning set forth in the introduction to this Agreement.

          "ALLOWANCE" shall have the meaning set forth in Section 5.08.

          "APPROVALS" shall mean any and all permits, consents, authorizations, approvals and waivers of any governmental or regulatory authority or of any other third person necessary to give effect to the transactions contemplated by this Agreement or necessary to consummate the Merger.

          "AUTHORIZATIONS" shall have the meaning set forth in Section 5.01.

          "AVERAGE PRICE" shall have the meaning set forth in Section 10.01(e).

          "BHCA" shall have the meaning set forth in the introduction to this Agreement.

          "CLOSING" shall have the meaning set forth in Section 2.02.

          "CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

          "COMMISSION" shall mean the North Carolina State Banking Commission.

          "CONDITION" means the financial condition, results of operations or business of a Person.

          "CSB" shall have the meaning set forth in the introduction to this Agreement.

          "CSB BENEFIT PLAN" shall have the meaning set forth in Section
     5.12(a).

          "CSB COMMON STOCK" shall mean the common stock, par value $4.50 per share, of CSB.

          "CSB DISCLOSURE SCHEDULE" shall mean that document containing the written detailed information prepared by CSB and delivered by CSB to First Charter which appropriately cross-references each Section of this Agreement to which that Section of the CSB Disclosure Schedule applies.

          "CSB FINANCIAL STATEMENTS" shall have the meaning set forth in Section 5.05.

          "CSB INCENTIVE STOCK OPTION PLAN" shall mean the Carolina State Bank 1991 Incentive Stock Option Plan, Amended November 19, 1996.

          "CSB OPTIONS" shall have the meaning set forth in Section 5.12(a).

          "CSB PENSION PLAN" shall have the meaning set forth in Section
     5.12(a).

          "CSB REGULATORY AGREEMENT" shall have the meaning set forth in Section 5.11(b).

          "CSB SHAREHOLDERS' MEETING" shall have the meaning set forth in
     Section 5.18.

          "CSB STOCK PLAN" shall have the meaning set forth in Section 5.12(a).

          "EFFECTIVE TIME" shall have the meaning set forth in Section 2.03.

          "EMPLOYEE" shall mean any current or former employee, officer or director, independent contractor or retiree of CSB or its Subsidiaries and any dependent or spouse thereof.

          "ENVIRONMENTAL LAW" shall have the meaning set forth in Section 5.25.

          "ERISA" shall have the meaning set forth in Section 5.12(a).

          "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

          "EXCHANGE AGENT" shall have the meaning set forth in Section 3.01(d).

          "EXCHANGE RATIO" shall mean 1.023 shares of First Charter Common Stock for each share of CSB Common Stock.

          "FAIR MARKET VALUE" shall mean, with respect to the First Charter Common Stock, the closing price per share as reported by the Nasdaq National Market or, if not included in the Nasdaq National Market, the average of the high and low closing bid quotations with respect to such stock as reported by the Nasdaq Stock Market, or any similar quotation system then in use.

          "FDIC" shall mean the Federal Deposit Insurance Corporation.

          "FEDERAL RESERVE BOARD" shall mean the Board of Governors of the Federal Reserve System and any Federal Reserve Bank.

          "FIRST CHARTER" shall have the meaning set forth in the introduction to this Agreement.

          "FIRST CHARTER COMMON STOCK" shall mean the common stock, $5 par value, of First Charter.

          "FIRST CHARTER FINANCIAL STATEMENTS" shall have the meaning set forth in Section 6.04.

          "FIRST CHARTER REGULATORY AGREEMENT" shall have the meaning set forth in Section 6.13(b).

          "FIRST CHARTER SEC DOCUMENTS" shall have the meaning set forth in
     Section 6.04.

          "FIRST CHARTER SHAREHOLDERS' MEETING" shall have the meaning set forth in Section 5.18.

          "GAAP" shall mean generally accepted accounting principles in the United States.

          "IRS" shall mean the Internal Revenue Service.

          "JOINT PROXY STATEMENT" shall have the meaning set forth in Section 5.18.

          "LIENS" shall have the meaning set forth in Section 5.03.

          "MATERIAL ADVERSE EFFECT" shall have the meaning set forth in Section 5.01.

          "MERGER" shall have the meaning set forth in the recitals to this Agreement.

          "MERGER CONSIDERATION" shall mean the combination of (i) First Charter Common Stock and (ii) cash in lieu of fractional shares to be issued by First Charter in the Merger.

          "NASDAQ" shall mean the National Association of Securities Dealers Automated Quotation System.

          "OCC" shall mean the Office of the Comptroller of the Currency.

          "PERSON" or "PERSON" shall mean any individual, corporation, association, partnership, limited liability company, group (as defined in Section 13(d)(3) of the Exchange Act), joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

          "REGISTRATION STATEMENT" shall have the meaning set forth in Section 5.18.

          "REGULATORY AUTHORITIES" shall have the meaning set forth in Section 5.11(b).

          "REGULATORY REPORTS" shall have the meaning set forth in Section 5.17.

          "REMEDIES EXCEPTION" shall mean bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws affecting the rights of creditors and equitable principles that may limit the right of specific enforcement of remedies.

          "SEC" shall mean the Securities and Exchange Commission.

          "SECURITIES ACT" shall mean the Securities Act of 1933, as amended.

          "SECURITIES LAWS" shall have the meaning set forth in Section 5.04(c).

          "SECURITIES REPORTING DOCUMENTS" shall have the meaning set forth in
     Section 5.05.

          "STOCK OPTION AGREEMENT" shall have the meaning set forth in the recitals to this Agreement.

          "SUBSIDIARY" shall mean, in the case of either First Charter or CSB, any corporation, association or other entity in which it owns or controls, directly or indirectly, 25% or more of the outstanding voting securities or 25% or more of the total equity interest; provided, however, that the term shall not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.

          "SURVIVING BANK" shall have the meaning set forth in Section 2.01.

          "TAX" or "TAXES" shall mean all federal, state, local and foreign taxes, charges, fees, levies, imposts, duties or other assessments, including, without limitation, income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including, without limitation, any interest, penalties or additions thereto.

          "TAXABLE PERIOD" shall mean any period prescribed by any governmental authority, including, but not limited to, the United States or any state, local, foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

          "TAX RETURN" shall mean any report, return, information return or other information required to be supplied to a taxing authority in connection with Taxes, including, without limitation, any return of an affiliated or combined or unitary group that includes a Person or any of its Subsidiaries.

                                   ARTICLE II

                      THE MERGER AND RELATED TRANSACTIONS

     2.01 MERGER.

          (a) Subject to the terms and conditions of this Agreement, at the Effective Time of the Merger, CSB shall be merged with and into FCNB in accordance with the provisions of the United States Code and the North Carolina General Statutes and with the effect provided therein. The separate corporate existence of CSB shall thereupon cease, and FCNB shall be the surviving bank in the Merger (the "Surviving Bank") and shall continue to be governed by the laws of the United States of America.

          (b) The name of the Surviving Bank shall continue to be "First Charter National Bank." The Articles of Association and Bylaws of the Surviving Bank shall continue in effect until amended as provided by law.

          (c) All assets of CSB as they exist at the Effective Time of the Merger shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall be responsible and liable for all of the liabilities of every kind and description of each of the merging banks existing as of the Effective Time of the Merger.

          (d) The business of the Surviving Bank after the Merger shall continue to be that of a national banking association and shall continue to be conducted at its main office located in Concord, North Carolina and at its legally established branches.

          (e) At the Effective Time, the Surviving Bank will have capitalization, surplus and undivided profits as may be required by applicable law to effect the Merger.

          (f) Following the effectiveness of the Merger, the Board of Directors of First Charter shall continue in office and the following three individuals shall be elected to the membership of the Board of Directors of First Charter:

                                  T. Carl Dedmon
                                  John J. Godbold, Jr.
                                  Charles F. Harry, III

     2.02 TIME AND PLACE OF CLOSING. The closing of the transactions contemplated hereby (the "Closing") will take place at the offices of counsel to First Charter in Charlotte, North Carolina at 10:00 A.M. on the date that the Effective Time occurs, or at such other time, and at such place, as may be mutually agreed upon by First Charter and CSB.

     2.03 EFFECTIVE TIME. The effective time of the Merger (the "Effective Time") shall occur on the date and at the time specified in Articles of Merger to be filed with the OCC. Unless otherwise agreed by the parties hereto, the Effective Time shall occur on or promptly after the first business day following the last to occur of (i) the expiration of the required waiting period following the date of the order of the OCC approving the Merger pursuant to the Bank Merger Act, (ii) the effective date of the last Approval of any other federal or state regulatory agency approving or exempting the Merger if such action is required, (iii) the expiration of all required waiting periods after the filing of all notices to all federal or state regulatory agencies required for consummation of the Merger, and (iv) the date on which the shareholders of CSB and First Charter have each approved this Agreement, in each case as contemplated hereby.

     2.04 RESERVATION OF RIGHT TO REVISE TRANSACTION; FURTHER ACTIONS.

          (a) With the prior consent of CSB, which consent shall not be unreasonably withheld, First Charter may at any time change the method of effecting the acquisition of CSB by First Charter (including, without limitation, the provisions as set forth in Article III) if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (A) alter or change the amount or the kind of the consideration to be received by the holders of CSB Common Stock as provided for in this Agreement; (B) prevent the acquisition from constituting a reorganization within the meaning of Section 368 of the Code (in the opinion of First Charter's tax counsel); or (C) take the form of an asset purchase agreement.

          (b) To facilitate the Merger and the acquisition, each of the parties agrees to execute such additional agreements and documents and take such other actions as First Charter determines necessary or appropriate to effectuate the Merger and the acquisition of CSB by First Charter and the other transactions contemplated by this Agreement.

                                  ARTICLE III

                          MANNER OF CONVERTING SHARES

     3.01 CONVERSION.

          (a) Subject to the provisions of this Article III and of Article I, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

             (i) Each of the shares of First Charter Common Stock and each of the shares of capital stock of FCNB issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall not be changed;

             (ii) Each of the shares of CSB Common Stock held by First Charter or any of its wholly owned Subsidiaries or CSB or its wholly owned Subsidiaries immediately prior to the Effective Time, other than shares held by First Charter or CSB or any of their respective wholly owned Subsidiaries in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor; and

             (iii) Each other share of CSB Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares held by dissenting shareholders who perfect their statutory appraisal rights) shall, IPSO FACTO, at the Effective Time, and without any action on the part of the holders thereof, be converted into and become the right to receive a fractional number of shares of First Charter Common Stock equal to the Exchange Ratio.

          (b) Each CSB Option outstanding as of the Effective Time shall be treated in accordance with the provisions of Section 8.07.

          (c) Notwithstanding any other provision of this Agreement:

             (i) Each holder of shares of CSB Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of First Charter Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of First Charter Common Stock multiplied by the Fair Market Value of one share of First Charter Common Stock on the last business day preceding the Effective Time. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share; and

             (ii) No shares of First Charter Common Stock shall be issued with respect to any shares of CSB Common Stock held by a shareholder who shall have taken all action necessary to allow such shareholder to make a claim to be paid the value of such shareholder's shares in cash under applicable laws providing appraisal rights to dissenting shareholders, unless and until such time as any such rights are waived.

          (d) At the Effective Time, the stock transfer books of CSB shall be closed as to holders of CSB Common Stock immediately prior to the Effective Time and no transfer of CSB Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates are properly presented in accordance with Article IV of this Agreement to the exchange agent, which shall be selected by First Charter and may be a bank Subsidiary of First Charter (the "Exchange Agent"), such certificates shall be canceled and exchanged for certificates representing the number of whole shares of First Charter Common Stock and a check representing the amount of cash in lieu of fractional shares, if any, into which the CSB Common Stock represented thereby was converted in the Merger. Notwithstanding any other provision of this Agreement, neither First Charter, FCNB nor the Exchange Agent shall be liable to a holder of CSB Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

     3.02 ANTI-DILUTION PROVISIONS. The Exchange Ratio shall be adjusted appropriately to reflect any stock dividends, splits, recapitalizations or other similar transactions with respect to the First Charter Common Stock where the record date or effective date, as applicable, of such transaction occurs prior to the Effective Time.

                                   ARTICLE IV

                               EXCHANGE OF SHARES

     4.01 EXCHANGE PROCEDURES. Before or promptly after the Effective Time, First Charter and CSB shall cause the Exchange Agent to mail appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of CSB Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) to the former shareholders of CSB. After the Effective Time, each holder of shares of CSB Common Stock issued and outstanding at the Effective Time (other than shares to be canceled pursuant to Section 3.01(a)
(ii) or shares as to which rights of appraisal as described in Section 3.01(c)
(ii) have been perfected) shall surrender the certificate or certificates theretofore representing such shares, together with such transmittal materials properly executed, to the Exchange Agent and promptly upon surrender shall receive in exchange therefor the consideration provided in Section 3.01 of this Agreement, together with all undelivered dividends or distributions in respect of such shares following the Effective Time. The certificate or certificates for CSB Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. To the extent provided by Section 3.01(c), each holder of shares of CSB Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional shares of First Charter Common Stock to which such holder would otherwise be entitled. First Charter shall not be obligated to deliver the consideration to which any former holder of CSB Common Stock is entitled as a result of the Merger until such holder surrenders his or her certificate or certificates representing shares of CSB Common Stock for exchange as provided in this Article IV. In addition, certificates surrendered for exchange by any person constituting an "affiliate" of CSB under the Securities Act shall not be exchanged for certificates representing whole shares of First Charter Common Stock until First Charter has received a written agreement from such person as provided in Section 8.06, and in any event First Charter shall be entitled to place restrictive legends on any such certificate(s) referencing the restrictions on transfer of the shares of First Charter Common Stock evidenced thereby as contemplated by such agreements. If any certificate for shares of First Charter Common Stock, or any check representing cash or undelivered dividends, is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

     4.02 RIGHTS OF CSB SHAREHOLDERS. Until surrendered for exchange in accordance with the provisions of Section 4.01, each certificate theretofore representing shares of CSB Common Stock (other than shares to be canceled pursuant to Section 3.01(a)(ii) or shares as to which rights of appraisal as described in Section 3.01(c) (ii) have been perfected) shall from and after the Effective Time represent for all purposes only the right to receive shares of First Charter Common Stock and cash, as set forth in this Agreement. Holders of CSB Common Stock shall not be entitled to any dividends or other distributions payable to holders of the First Charter Common Stock of record as of any date prior to the Effective Time. Dividends or other distributions payable to the holders of First Charter Common Stock of record as of the Effective Time or any time thereafter shall be payable with respect to all shares of First Charter Common Stock outstanding, including shares issuable pursuant to this Agreement; provided, however, that no such dividends or other distributions shall be paid to the holder of any certificate representing shares of CSB Common Stock issued and outstanding at the Effective Time until such holder physically surrenders such certificate for exchange as provided in Section 4.01, promptly after which time all such dividends or distributions shall be paid (without interest). To the extent permitted by law, former shareholders of record of CSB shall be entitled to vote after the Effective Time at any meeting of First Charter shareholders the number of whole shares of First Charter Common Stock into which their respective shares of CSB Common Stock are converted, regardless of whether such holders have exchanged their certificates representing CSB Common Stock for certificates representing First Charter Common Stock in accordance with the provisions of this Agreement.

                                   ARTICLE V

                     REPRESENTATIONS AND WARRANTIES OF CSB

     CSB represents and warrants to First Charter, subject to such exceptions and limitations as are set forth below or in the CSB Disclosure Schedule, as follows:

     5.01 ORGANIZATION, STANDING, AND AUTHORITY. CSB is a commercial banking corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. CSB is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified would have, individually or in the aggregate, a material adverse effect on the Condition of CSB and its Subsidiaries on a consolidated basis or on the ability of CSB to consummate the transactions contemplated hereby (a "Material Adverse Effect"). CSB has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and to execute and deliver this Agreement and perform the terms of this Agreement. CSB has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses (collectively, "Authorizations") necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect. CSB does not operate a trust department or engage in any trust activities.

     5.02 CSB CAPITAL STOCK.

          (a) The authorized capital stock of CSB consists of 10,000,000 shares of CSB Common Stock, and there are no other classes of authorized capital stock. As of the date hereof, there are issued and outstanding 1,662,192 shares of CSB Common Stock, and not more than 1,720,792 shares of CSB Common Stock will be issued and outstanding as of the Effective Time. At June 30, 1997, CSB had stated capital of $7,479,864, additional paid-in capital of $4,003,786 and retained earnings of $1,900,968. All of the issued and outstanding shares of CSB Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable (except to the extent assessable under applicable North Carolina banking law). None of the outstanding shares of the CSB Common Stock has been issued in violation of any preemptive rights of current or past shareholders or any provision of CSB's Articles of Incorporation. As of the date hereof, CSB has reserved 71,500 shares of CSB Common Stock for issuance under the CSB Incentive Stock Option Plan and 330,776 shares of CSB Common Stock for issuance under the Stock Option Agreement, and no other shares of capital stock have been reserved for issuance for any other purpose.

          (b) Except as set forth in Section 5.02(b) of the CSB Disclosure Schedule, there are no shares of capital stock or other equity securities of CSB outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of CSB or contracts, commitments, understandings or arrangements by which CSB is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. There are no contracts, commitments, understandings or arrangements by which CSB or any of its Subsidiaries is or may be bound to transfer any shares of the capital stock of any Subsidiary of CSB, and there are no agreements, understandings or commitments relating to the right of CSB to vote or to dispose of such shares.

          (c) Except as set forth in Section 5.02(c) of the CSB Disclosure Schedule, there are no securities required to be issued by CSB under any CSB Stock Plan, dividend reinvestment or similar plan.

     5.03 SUBSIDIARIES. Section 5.03 of the CSB Disclosure Schedule contains a true and complete list of CSB's Subsidiaries and their respective jurisdictions of incorporation. Except as set forth in Section 5.03 of the CSB Disclosure Schedule, CSB owns no stock or other equity interest in any corporation, partnership or other entity. All of the outstanding securities of each Subsidiary of CSB are owned by CSB, and no equity securities of any such Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or understandings or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any Subsidiary of CSB, and there are no contracts, commitments, understandings or arrangements by which any Subsidiary of CSB is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. There are no contracts, agreements, arrangements or other understandings of any kind relating to the rights of CSB to vote or dispose of any shares of the capital stock of any of its Subsidiaries. All of the shares of capital stock of each Subsidiary of CSB are fully paid and nonassessable and are owned by CSB free and clear of any claim, lien, pledge or encumbrance of whatsoever kind ("Liens"). Each Subsidiary of CSB (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have, individually or in the aggregate, a Material Adverse Effect, (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted and (iv) has in effect all Authorizations necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, the absence of which Authorizations would have, individually or in the aggregate, a Material Adverse Effect. Section 5.03 of the CSB Disclosure Schedule contains a true and accurate description of the business activities of all Subsidiaries of CSB.

     5.04 AUTHORIZATION OF MERGER AND RELATED TRANSACTIONS.

          (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CSB, including approval of the Merger by its Board of Directors, subject to the approval of the shareholders of CSB with respect to this Agreement and the Merger to the extent required by applicable law. This Agreement, subject to such requisite shareholder approval hereof with respect to the Merger, represents a valid and legally binding obligation of CSB, enforceable against CSB in accordance with its terms, except as such enforcement may be limited by the Remedies Exception.

          (b) Except as set forth in Section 5.04(b) of the CSB Disclosure Schedule, neither the execution and delivery of this Agreement by CSB, nor the consummation by CSB of the transactions contemplated hereby, nor compliance by CSB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of CSB's Articles of Incorporation or bylaws, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or require any consent, approval or waiver under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any property or assets of any of CSB or its Subsidiaries pursuant to, any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, and that, in any such event, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, or (iii) subject to receipt of the requisite approvals referred to in Sections 9.01(a) and 9.01(b) of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to CSB or its Subsidiaries or any of their properties or assets.

          (c) Other than (i) in connection or compliance with the provisions of applicable state corporate and securities laws, the Securities Act, the Exchange Act, and the rules and regulations of the SEC or the FDIC promulgated thereunder (the "Securities Laws"), and (ii) Approvals required from the OCC, no notice to, filing with, authorization of, exemption by, or consent or other Approval of any public body or authority is necessary for the consummation by CSB of the Merger and the other transactions contemplated in this Agreement.

     5.05 SECURITIES REPORTING DOCUMENTS AND FINANCIAL STATEMENTS. CSB (i) has delivered to First Charter true and complete copies of the consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders' equity (including related notes and schedules) of CSB and its consolidated Subsidiaries as of and for the periods ended March 31, 1997 and December 31, 1996 included in a quarterly report on Form F-4 or an annual report on Form F-2, as the case may be, filed by CSB pursuant to the Securities Laws, and (ii) has furnished First Charter with a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by CSB with the FDIC from and after January 1, 1994 (each a "Securities Reporting Document"), which are all the documents (other than preliminary material) that CSB was required to file with the FDIC since such date and all of which complied when filed in all material respects with all applicable Securities Laws and other applicable laws and regulations, and (iii) will deliver to First Charter promptly upon the filing thereof with the FDIC copies of the consolidated balance sheets and related consolidated statements of operations, cash flows and changes in shareholders' equity (including related notes and schedules) included in any Securities Reporting Documents filed subsequent to the date hereof (clauses (i) and (iii), collectively, the "CSB Financial Statements"). The CSB Financial Statements (as of the dates thereof and for the periods covered thereby) (A) are or will be in accordance with the books and records of CSB and its Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and (B) present or will present fairly the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of CSB and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP consistently applied except as disclosed therein, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements. CSB has delivered to First Charter (i) copies of all management letters prepared by Coopers & Lybrand (and any predecessor thereto) delivered to

CSB since January 1, 1994 and (ii) copies of audited balance sheets and related statements of operations, changes in shareholders' equity and cash flows for any Subsidiary of CSB since January 1, 1994 for which a separate audit has been performed (of which there are none).

     5.06 ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth in Section
5.06 of the CSB Disclosure Schedule, neither CSB nor any of its Subsidiaries has any obligations or liabilities (contingent or otherwise), except obligations and liabilities (i) which are fully accrued or reserved against in the consolidated balance sheet of CSB and its Subsidiaries as of December 31, 1996 included in the CSB Financial Statements or reflected in the notes thereto, or (ii) which are immaterial and were incurred after December 31, 1996 in the ordinary course of business consistent with past practice.

     5.07 TAX MATTERS.

          (a) All Tax Returns required to be filed by or on behalf of CSB or any of its Subsidiaries have been timely filed, or requests for extensions have been timely filed, granted and have not expired, for all Taxable Periods ending on or before December 31, 1996, and all such Tax Returns filed are complete and accurate in all material respects.

          (b) All Taxes with respect to those Taxable Periods referred to in subsection (a) hereof have been paid.

          (c) There is no audit examination, deficiency or refund litigation or matter in controversy with respect to any Taxes of CSB and its Subsidiaries. All such Taxes due with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.

          (d) Neither CSB nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations regarding the assessment or collection of any Tax that is currently in effect.

          (e) Adequate provision for any Taxes due or to become due for CSB and any of its Subsidiaries for any Taxable Period or Taxable Periods through and including the date of the most recent CSB Financial Statements has been made and is reflected on such CSB Financial Statements. Deferred Taxes of CSB and its Subsidiaries have been provided for in the CSB Financial Statements in accordance with GAAP, applied on a consistent basis.

          (f) CSB and its Subsidiaries have collected and withheld all Taxes required to be collected or withheld and have timely submitted all such collected and withheld amounts to the appropriate authorities. CSB and its Subsidiaries are in compliance with, and their records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, the back-up withholding and information reporting requirements under (1) the Code, and (2) any state, local or foreign laws, and the rules and regulations thereunder. Such records identify with specificity all accounts subject to back-up withholding under Section 3406 of the Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

          (g) Neither CSB nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract, agreement or other arrangement that could obligate it to make any payments that would not be deductible under Section 280G of the Code.

     5.08 ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses (the "Allowance") shown on the consolidated balance sheet of CSB and its Subsidiaries as of March 31, 1997 included in the CSB Financial Statements is, and the Allowance shown on the consolidated balance sheet of CSB and its Subsidiaries as of dates subsequent to the execution of this Agreement and prior to the Effective Time will be, in each case as of the dates thereof, adequate to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of CSB and its Subsidiaries, other extensions of credit (including letters of credit and commitments to make loans or extend credit) by CSB and its Subsidiaries, and the off balance sheet exposures of CSB and its Subsidiaries.

     5.09 ACCOUNTING, TAX AND REGULATORY MATTERS. Neither CSB nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling of interests accounting treatment or as a reorganization within the meaning of Section 368 of the Code, or (ii) materially impede or delay receipt of any Approvals referred to in Section 9.01(b).

     5.10 PROPERTIES. Except as disclosed in any Securities Reporting Document filed since December 31, 1996 and prior to the date hereof, CSB and its Subsidiaries have good and marketable title, free and clear of all Liens, to all their properties and assets whether tangible or intangible, real, personal or mixed, reflected in the CSB Financial Statements as being owned by CSB and its Subsidiaries as of the date hereof. All buildings, and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis, held under leases or subleases by any of CSB or its Subsidiaries, are held under valid instruments enforceable in accordance with their respective terms, subject to the Remedies Exception, and each such instrument is in full force and effect. All equipment and other tangible property of CSB and its Subsidiaries in regular use has been well maintained and is in good serviceable condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with CSB's past practices.

     5.11 COMPLIANCE WITH LAWS.

          (a) Except as set forth in Section 5.11 of the CSB Disclosure Schedule, each of CSB and its Subsidiaries is in compliance with all laws, rules, regulations, policies, guidelines, reporting and licensing requirements and orders and all Authorizations applicable to its business or to its employees conducting its business, and with its internal policies and procedures, except for failures to comply which will not result, individually or in the aggregate, in a Material Adverse Effect.

          (b) Except as set forth in Section 5.11 of the CSB Disclosure Schedule, neither CSB nor any of its Subsidiaries has received any notification or communication from any agency or department of any federal, state or local government, including but not limited to the Federal Reserve Board, the OCC, the FDIC, the Commission, the SEC and the staffs thereof (collectively, the "Regulatory Authorities") (i) asserting that any of CSB or its Subsidiaries is not in substantial compliance with any of the statutes, regulations, or ordinances which such Regulatory Authority enforces, or the internal policies and procedures of such company, (ii) threatening to revoke any license, franchise, permit or governmental Authorization, (iii) requiring or threatening to require CSB or any of its Subsidiaries, or indicating that CSB or any of its Subsidiaries may be required, to enter into or consent to the issuance of a cease and desist order, agreement, directive, commitment or memorandum of understanding or any other agreement, or to adopt a Board resolution or similar undertaking, restricting or limiting or purporting to restrict or limit, in any manner the operations of CSB or any of its Subsidiaries, including, without limitation, any restriction on the payment of dividends, or (iv) otherwise directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of CSB or any of its Subsidiaries, including, without limitation, any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence herein referred to as a "CSB Regulatory Agreement").

          (c) Neither CSB nor any of its Subsidiaries has at any time consented to or entered into any CSB Regulatory Agreement.

          (d) Neither CSB nor any of its Subsidiaries is required to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.

     5.12 EMPLOYEE BENEFIT PLANS.

          (a) CSB has delivered or made available to First Charter prior to the execution of this Agreement true and complete copies (or, in the case of bonus or other incentive plans, summaries thereof and financial data with respect thereto) of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay or salary continuation, vacation, bonus or other incentive plans, all other employee programs, arrangements or agreements, whether arrived at through collective bargaining or otherwise, all medical, vision, dental or other health plans, all life insurance plans, all employment agreements and all other employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted by, maintained by, sponsored in whole or in part by, or contributed to by CSB or any of its Subsidiaries or any Affiliate thereof for the benefit of any Employee, their spouses or dependents or other beneficiaries or under which any such person is eligible to participate and under which CSB or any of its Subsidiaries could have any liability, contingent or otherwise (collectively, the "CSB Benefit Plans"). Any of the CSB Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is defined and referred to herein as a "CSB Pension Plan." Any of the CSB Benefit Plans pursuant to which CSB is or may become obligated to, or obligated to cause any of its Subsidiaries or any other Person to, issue, deliver or sell shares of capital stock of CSB or any of its Subsidiaries, or grant, extend or enter into any option, warrant, call, right, commitment or agreement to issue, deliver or sell shares, or any other interest in respect of capital stock of CSB or any of its Subsidiaries, is defined and referred to herein as a "CSB Stock Plan." Except as set forth in Section 5.12(a) of the CSB Disclosure Schedule, no CSB Benefit Plan provides for any phantom stock right, stock appreciation right or any other right of a participant thereunder to receive any amount of cash determined based on the value of CSB Common Stock upon the exercise, maturation, or termination of a right thereunder. No CSB Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

          CSB has set forth in Section 5.12(a) of the CSB Disclosure Schedule
     (i) a list of all of the CSB Benefit Plans, (ii) a list of CSB Benefit Plans that are CSB Pension Plans, (iii) a list of CSB Benefit Plans that are CSB Stock Plans and (iv) a list of the number of shares covered by, exercise prices for, and holders of, all stock options outstanding as of the date hereof under, the CSB Stock Plans, all of which are employee stock options granted and available for grant under the CSB Incentive Stock Option Plan (the "CSB Options").

          (b) Each CSB Benefit Plan has been duly authorized by all necessary corporate action by CSB and, if necessary, its Subsidiaries. All CSB Benefit Plans are in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations the breach or violation of which could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect. No transaction prohibited by Section 406 of ERISA and no "prohibited transaction" under Section 4975 of the Code have occurred with respect to any CSB Benefit Plan. There are no investigations by any federal or state entity, or other claims (except routine claims for benefits payable under the CSB Benefit Plans), suits or proceedings against or with respect to which any CSB Benefit Plan is a party or asserting any rights to or claims for benefits under any CSB Benefit Plan that would give rise to any liability that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

          (c) Each CSB Pension Plan that is intended to be a tax-qualified plan is the subject of a favorable determination letter from the IRS received in the preceding two years from the date hereof to the effect that such CSB Pension Plan is qualified under Section 401(a) of the Code, subject to the customary reservations as to the CSB Pension Plan's operational compliance with Code requirements. No such determination letter has been revoked, and the IRS has not issued written notice of its intent to revoke the qualified status of any such CSB Pension Plan. No event has occurred and no circumstance exists that would reasonably be expected to result in the disqualification of such CSB Pension Plan.

          (d) All liabilities under any CSB Benefit Plan are fully accrued or reserved against in the CSB Financial Statements in accordance with GAAP applied on a consistent basis. No CSB Pension Plan to which CSB is or ever has been a party is a defined benefit pension plan subject to coverage with Title IV of ERISA.

          (e) Except to the extent required under Section 601 ET SEQ. of ERISA and Section 4980B of the Code, neither CSB nor any of its Subsidiaries provides health or welfare benefits for any retired or former employee nor is obligated to provide health or welfare benefits to any active employee or beneficiary following such employee's retirement or other termination of service. CSB or any of its Subsidiaries, as applicable, has the right to modify and terminate benefits to retirees (other than benefits provided under CSB Pension Plans) with respect to both retired and active employees. Each CSB Benefit Plan has complied with the provisions of Section 601 ET SEQ. of ERISA and Section 4980B of the Code.

          (f) Except as set forth in Section 5.12(f) of the CSB Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, golden parachute or otherwise) becoming due to any Employees under any CSB Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any CSB Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

          (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of Employees of CSB or any of its Subsidiaries and their respective beneficiaries have been fully reflected on the CSB Financial Statements to the extent required by and in accordance with GAAP applied on a consistent basis.

          (h) No event has occurred or circumstance exists with respect to any CSB Benefit Plan that would prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling of interests accounting treatment.

          (i) Each holder of CSB Options has waived its rights under the CSB Incentive Stock Option Plan to exercise any or all of the CSB Options and receive cash in lieu of CSB Common Stock.

     5.13 COMMITMENTS AND CONTRACTS. Except as set forth in Section 5.13 of the CSB Disclosure Schedule, neither CSB nor any of its Subsidiaries, nor any of their respective assets, business or operations, is a party or subject to, or is bound or affected by, or receives benefits under, any of the following (whether written or oral, express or implied) (any of such agreements hereinafter referred to as a "CSB Contract"):

          (a) any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any Employees, including in any such person's capacity as a consultant;

          (b) any labor contract or agreement with any labor union;

          (c) any contract not made in the usual, regular and ordinary course of business containing non-competition covenants which limit the ability of CSB or any of its Subsidiaries to compete in any line of business or which involve any restriction of the geographical area in which CSB or its Subsidiaries may carry on its business (other than as may be required by law or applicable Regulatory Authorities);

          (d) any other contract or agreement which is material to the Condition of CSB or involves money or other property with a value in excess of $25,000;

          (e) any real property lease with annual rental payments aggregating $1,000 or more;

          (f) any employment or other contract requiring the payment of additional amounts as "change of control" payments as a result of transactions contemplated by this Agreement;

          (g) any agreement with respect to (i) the acquisition of the assets or stock of another financial institution or (ii) the sale of one or more bank branches;

          (h) any agreement relating to the borrowing of money by CSB or any of its Subsidiaries or the guarantee by any of them of any such obligation (other than agreements evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements and any Federal Reserve Bank advances, trade payables and agreements relating to borrowing or advances from the Federal Home Loan Bank); or

          (i) any agreement or arrangement which involves hedging, options or any similar trading activity or interest rate exchanges or swaps or other derivative contracts.

     5.14 MATERIAL CONTRACT DEFAULTS. All of the CSB Contracts are in full force and effect. Except as set forth in Section 5.14 of the CSB Disclosure Schedule, neither CSB nor any of its Subsidiaries is, or has received any notice or has any knowledge that any party is, in default in any respect under, and none of CSB or any of its Subsidiaries has repudiated or waived any material provision of, any CSB Contract or any other contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which CSB or any of its Subsidiaries is a party or by which CSB or any of its Subsidiaries or the assets, business or operations thereof may be bound or affected or under which it or its respective assets, business or operations receives benefits, except for those defaults which would not have, individually or in the aggregate, a Material Adverse Effect; and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.

     5.15 LEGAL PROCEEDINGS. Except as set forth in Section 5.15 of the CSB Disclosure Schedule, there are no actions, suits, proceedings or investigations instituted or pending or, to the best knowledge of CSB, threatened against CSB or any of its Subsidiaries, or against any property, asset, interest or right of any of them, that might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or that might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement. Neither CSB nor any of its Subsidiaries is a party to any agreement or instrument or is subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree, rule, regulation, code or ordinance that, individually or in the aggregate, might reasonably be expected to have a Material Adverse Effect, or, except as referred to in Section 5.04(c), might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement.

     5.16 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1996, except as disclosed in any Securities Reporting Document filed since December 31, 1996 and prior to the date hereof, there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Neither CSB nor any of its Subsidiaries has (A) incurred any material liability, (B) suffered any material adverse change in its Condition, (C) failed to operate its business consistent in all material respects with past practice, (D) changed any accounting practices, or
(E) taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of CSB set forth in Article VII of this Agreement.

     5.17 REGULATORY REPORTS. Except as set forth in Section 5.17 of the CSB Disclosure Schedule, since January 1, 1994, CSB and each of its Subsidiaries have filed, and from the date hereof and prior to the Effective Time will file, on a timely basis all reports and statements, together with all amendments required to be made with respect thereto (collectively, "Regulatory Reports"), that were required to be filed with (i) the FDIC, including, without limitation, all Forms F-2, F-3, F-4 and F-5 and all other Securities Reporting Documents,
(ii) the Federal Reserve Board, (iii) the Commission, and (iv) any other applicable state securities or banking authorities, which such Regulatory Reports at the respective dates thereof complied and will comply in all material respects with all applicable laws. No Regulatory Report with respect to periods beginning on or after January 1, 1994 and until the Effective Time contained or will contain any information that was false or misleading with respect to any material fact or omitted or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

     5.18 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by CSB for inclusion in the registration statement on Form S-4, or other appropriate form, to be filed with the SEC by First Charter under the Securities Act in connection with the transactions contemplated by this Agreement (the "Registration Statement"), or the joint proxy statement to be used by CSB and First Charter to solicit any required approval of their respective shareholders as contemplated by this Agreement (the "Joint Proxy Statement") will, in the case of the Joint Proxy Statement, when it is first mailed to the shareholders of CSB or First Charter, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of the Registration Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of the shareholders of either First Charter (the "First Charter Shareholders' Meeting") or CSB (the "CSB Shareholders' Meeting"), each to be held pursuant to
Section 8.03 of this Agreement, including any adjournments thereof, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the CSB Shareholders' Meeting or the First Charter Shareholders' Meeting. All documents that CSB is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws. The information which is set forth in the CSB Disclosure Schedule by CSB for the purposes of this Agreement is true and accurate in all material respects.

     5.19 INSURANCE. CSB and each of its Subsidiaries are currently insured, and during each of the past five calendar years have been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability (including directors and officers liability insurance) and other insurance maintained with respect to the assets or businesses of CSB and its Subsidiaries provide adequate coverage against all pending or threatened claims, and the fidelity bonds in effect as to which any of CSB or any of its Subsidiaries is a named insured are sufficient for their purpose. None of CSB or its Subsidiaries has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased.

     5.20 LABOR. No work stoppage involving CSB or its Subsidiaries is pending or, to the best knowledge of CSB's management, threatened. Neither CSB nor any of its Subsidiaries is involved in, or, to the best knowledge of CSB's management, threatened with or affected by, any labor or other employment-related dispute, arbitration, lawsuit or administrative proceeding. Employees of CSB and its Subsidiaries are not represented by any labor union, and, to the best knowledge of CSB's management, no labor union is attempting to organize employees of CSB or any of its Subsidiaries.

     5.21 MATERIAL INTERESTS OF CERTAIN PERSONS. Except as disclosed in CSB's Proxy Statement for its 1997 Annual Meeting of Shareholders, no executive officer or director of CSB, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such executive officer or director, has any interest in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of CSB or any of its Subsidiaries.

     5.22 REGISTRATION OBLIGATIONS. Neither CSB nor any of its Subsidiaries is under any obligation, contingent or otherwise, currently in effect or which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act.

     5.23 BROKERS AND FINDERS. Except as set forth in Section 5.23 of the CSB Disclosure Schedule, neither CSB nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for CSB or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

     5.24 STATE TAKEOVER LAWS. CSB has taken all steps necessary to irrevocably exempt the transactions contemplated by this Agreement from any applicable state takeover law and from any applicable charter or contractual provision containing change of control or anti-takeover provisions.

     5.25 ENVIRONMENTAL MATTERS. To CSB's best knowledge, neither CSB, any of its Subsidiaries, nor any properties owned or operated by CSB or any of its Subsidiaries or held as collateral by CSB or any of its Subsidiaries has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect, and there are no circumstances that may prevent or interfere with such full compliance in the future. There are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the best knowledge of CSB's management, threatened under any Environmental Law and relating to any properties owned or operated by CSB or any of its Subsidiaries or held as collateral by CSB or any of its Subsidiaries, except for any such action, suit or proceeding, or demand, claim, notice or investigation pending or threatened, that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     "Environmental Law" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Regulatory Authority relating to (i) the protection, preservation or restoration of human health or the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or
(ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.

     5.26 OWNERSHIP OF SHARES. Except as disclosed in CSB's Proxy Statement for its 1997 Annual Meeting of Shareholders, to the best knowledge of CSB, no individual, corporation, partnership, association or other entity owns, directly or indirectly, more than five percent (5%) of the shares of CSB Common Stock.

     5.27 INSURANCE OF DEPOSITS. The deposits of CSB are insured by the Bank Insurance Fund of the FDIC to the maximum extent required or allowed by law; all premiums due such fund have been paid in full in a timely fashion and, to the best of its knowledge, CSB is in material compliance with the applicable regulations and requirements of such agency.

                                   ARTICLE VI

                REPRESENTATIONS AND WARRANTIES OF FIRST CHARTER

     First Charter represents and warrants to CSB as follows:

     6.01 ORGANIZATION, STANDING AND AUTHORITY. First Charter is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. Each Subsidiary of First Charter is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized. Each of First Charter and each of its Subsidiaries is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified would have a material adverse effect on the Condition of First Charter and its Subsidiaries taken as a whole. Each of First Charter and each of its Subsidiaries has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and in the case of First Charter, to execute and deliver this Agreement and perform the terms of this Agreement. First Charter is duly registered as a bank holding company under the BHCA. Each of First Charter and each of its Subsidiaries has in effect all Authorizations necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a material adverse effect on the Condition of First Charter and its Subsidiaries on a consolidated basis.

     6.02 FIRST CHARTER CAPITAL STOCK. As of the date of this Agreement, the authorized capital stock of First Charter consists of 10,000,000 shares of First Charter Common Stock. At June 30, 1997, there were outstanding approximately 7,560,524 shares of First Charter Common Stock. All of the issued and outstanding shares of First Charter Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable.

     6.03 AUTHORIZATION OF MERGER AND RELATED TRANSACTIONS.

          (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of First Charter, including approval of the Merger and the issuance of First Charter Common Stock in connection therewith by its Board of Directors, subject to the approval of the shareholders of First Charter with respect to the Merger to the extent required by applicable law. This Agreement, subject to any requisite shareholder approval hereof with respect to the Merger, represents a valid and legally binding obligation of First Charter, enforceable against First Charter in accordance with its terms, except as such enforcement may be limited by the Remedies Exception.

          (b) Neither the execution and delivery of this Agreement by First Charter, nor the consummation by First Charter of the transactions contemplated hereby nor compliance by First Charter with any of the provisions hereof will (i) conflict with or result in a breach of any provision of its Articles of Incorporation or bylaws, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon, any property or assets of any of First Charter or its Subsidiaries pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, and that would, in any such event, have a material adverse effect on the Condition of First Charter and its Subsidiaries on a consolidated basis or the ability of First Charter to consummate the transactions contemplated hereby, or (iii) subject to receipt of the requisite approvals referred to in Section 9.01(a) of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to First Charter or any of its Subsidiaries or any of their properties or assets.

     6.04 FINANCIAL STATEMENTS. First Charter (i) has delivered to CSB copies of the consolidated balance sheets and the related consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows (including related notes and schedules) of First Charter and its consolidated Subsidiaries as of and for the periods ended March 31, 1997 and December 31, 1996 included in a quarterly report filed on Form 10-Q or an annual report filed on Form 10-K, as the case may be, filed by First Charter pursuant to the Securities Laws (each, a "First Charter SEC Document"), and (ii) until the Effective Time will deliver to CSB promptly upon the filing thereof with the SEC copies of the consolidated balance sheets and related consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows (including related notes and schedules) included in any First Charter SEC Documents filed subsequent to the execution of this Agreement (clauses (i) and (ii), collectively, the "First Charter Financial Statements"). The First Charter Financial Statements (as of the dates thereof and for the periods covered thereby) (A) are or will be in accordance with the books and records of First Charter and its Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and (B) present or will present fairly the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of First Charter and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements.

     6.05 FIRST CHARTER SEC REPORTS. Since January 1, 1994, First Charter has filed on a timely basis all reports and statements, together with all amendments required to be made with respect thereto, that it is required to file with the SEC. No First Charter SEC Document with respect to periods beginning on or after January 1, 1994 and until the Effective Time contained or will contain any information that was false or misleading with respect to any material fact or omitted or will omit to state any material fact necessary in order to make the statements therein not misleading.

     6.06 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by First Charter for inclusion in the Registration Statement or the Joint Proxy Statement will, in the case of the Joint Proxy Statement, when it is first mailed to the shareholders of First Charter or CSB, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading or, in the case of the Registration Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of either the First Charter Shareholders' Meeting or the CSB Shareholders' Meeting, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the First Charter Shareholders' Meeting or the CSB Shareholders' Meeting. All documents that First Charter is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws.

     6.07 CAPITAL STOCK. At the Effective Time, the First Charter Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

     6.08 REGULATORY MATTERS. Neither First Charter nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would materially impede or delay receipt of any Approval referred to in Section 9.01(b).

     6.09 LITIGATION. There are no judicial proceedings of any kind or nature pending or, to the knowledge of First Charter, threatened against First Charter or its Subsidiaries before any court or arbitral tribunal or before or by any governmental department, agency or instrumentality involving the validity of the First Charter Common Stock or the transactions contemplated by this Agreement.

     6.10 BROKERS AND FINDERS. Except as previously disclosed to CSB, neither First Charter nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for First Charter or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

     6.11 ENVIRONMENTAL MATTERS. To First Charter's best knowledge, neither First Charter, any of its Subsidiaries, nor any properties owned or operated by First Charter or any of its Subsidiaries or held as collateral by First Charter or any of its Subsidiaries has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that, individually or in the aggregate, are not reasonably likely to have a material adverse effect on the Condition of First Charter and its Subsidiaries on a consolidated basis. There are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the best knowledge of First Charter's management, threatened relating to any properties owned or operated by First Charter or any of its Subsidiaries under any Environmental Law, except for liabilities or violations that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Condition of First Charter and its Subsidiaries on a consolidated basis.

     6.12 TAX MATTERS.

          (a) All Tax Returns required to be filed by or on behalf of First Charter or any of its Subsidiaries have been timely filed, or requests for extensions have been timely filed, granted and have not expired, for all Taxable Periods ending on or before December 31, 1996, and all such Tax Returns filed are complete and accurate in all material respects.

          (b) All Taxes with respect to those Taxable Periods referred to in subsection (a) hereof have been paid.

          (c) There is no audit examination, deficiency or refund litigation or matter in controversy with respect to any Taxes of First Charter and its Subsidiaries. All such Taxes due with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.

          (d) Neither First Charter nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations regarding the assessment or collection of any Tax that is currently in effect.

          (e) Adequate provision for any Taxes due or to become due for First Charter and any of its Subsidiaries for any Taxable Period or Taxable Periods through and including the date of the most recent First Charter Financial Statements has been made and is reflected on such First Charter Financial Statements. Deferred Taxes of First Charter and its Subsidiaries have been provided for in the First Charter Financial Statements in accordance with GAAP, applied on a consistent basis.

     6.13 COMPLIANCE WITH LAWS.

          (a) Each of First Charter and each of its Subsidiaries is in compliance with all laws, rules, regulations, policies, guidelines, reporting and licensing requirements and orders and all Authorizations applicable to its business or to its employees conducting its business, and with its internal policies and procedures, except for failures to comply which will not result, individually or in the aggregate, in a material adverse effect on the Condition of First Charter and its Subsidiaries on a consolidated basis.

          (b) Except as previously disclosed to CSB, neither First Charter nor any of its Subsidiaries has received any notification or communication from any Regulatory Authority (i) asserting that any of First Charter or its Subsidiaries is not in substantial compliance with any of the statutes, regulations, or ordinances which such Regulatory Authority enforces, or the internal policies and procedures of such company, (ii) threatening to revoke any license, franchise, permit or governmental Authorization, (iii) requiring or threatening to require First Charter or any of its Subsidiaries, or indicating that First Charter or any of its Subsidiaries may be required, to enter into or consent to the issuance of a cease and desist order, agreement, directive, commitment or memorandum of understanding or any other agreement, or to adopt a board resolution or similar undertaking, restricting or limiting or purporting to restrict or limit, in a material manner the operations of First Charter and its Subsidiaries on a consolidated basis, including, without limitation, any restriction on the payment of dividends, or (iv) otherwise directing, restricting or limiting, or purporting to direct, restrict or limit in a material manner the operations of First Charter or any of its Subsidiaries on a consolidated basis, including, without limitation, any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence herein referred to as a "First Charter Regulatory Agreement").

          (c) Neither First Charter nor any of its Subsidiaries has at any time consented to or entered into any First Charter Regulatory Agreement.

          (d) Neither First Charter nor any of its Subsidiaries is required to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.

                                  ARTICLE VII

               CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME

     7.01 CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME. During the period from the date of this Agreement to the Effective Time, CSB shall, and shall cause each of its Subsidiaries to, (i) conduct its business only in the usual, regular and ordinary course consistent with past practice and (ii) use its best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

     7.02 FORBEARANCES. During the period from the date of this Agreement to the Effective Time, CSB shall not, and shall not permit any of its Subsidiaries to, in each case without the prior written consent of First Charter (and CSB shall provide First Charter with prompt notice of any events referred to in this
Section 7.02 occurring after the date hereof):

          (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness or other obligation for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness, it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than in the ordinary course of business consistent with past practice;

          (b) adjust, split, combine or reclassify any capital stock or otherwise make any change with respect to its authorized capital stock; make, declare or pay any dividend or make any other distribution with respect to, or directly or indirectly redeem, purchase, exchange or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock or any right to acquire cash based on the market value of CSB Common Stock; or issue any additional shares of capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except for the issuance of CSB Common Stock pursuant to the exercise of CSB Options outstanding as of the date hereof or pursuant to the Stock Option Agreement;

          (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity (including without limitation any shares of capital stock of any of its Subsidiaries), or cancel, release or assign any indebtedness to any such person or any claims held by any such person;

          (d) except for purchases of U.S. Treasury securities which have maturities of three years or less, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of, or otherwise acquire direct or indirect control over any other Person;

          (e) enter into or terminate any contract or agreement involving annual payments in excess of $1,000 and which cannot be terminated without penalty upon 30 days notice, or make any change in, or extension of, any of its leases or contracts involving annual payments in excess of $1,000 and which cannot be terminated without penalty upon 30 days notice, or waive, release, compromise or assign any material rights or claims;

          (f) increase or modify in any manner the compensation or fringe benefits of any of its Employees or pay or accelerate the vesting of any pension or retirement or severance allowance to any such Employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or other "employee benefit plan" within the meaning of ERISA or any employment, severance, consulting or other similar agreement with or for the benefit of any Employee, or accelerate the vesting of any stock options or other stock-based compensation; provided, however, that, with the prior approval of First Charter, CSB may accrue and pay bonuses and put in effect regularly scheduled salary increases, which are in either case in the ordinary course and consistent with past practices;

          (g) take any action, or refrain from taking any action, that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code or from qualifying for pooling-of-interests accounting treatment;

          (h) commence any claim, action or proceeding other than in accordance with past practice, settle any claim, action or proceeding involving the payment of money damages in excess of an amount which, together with all other claims, actions or proceedings previously settled, exceeds $20,000, or involving restrictions upon the operations of CSB or any of its Subsidiaries;

          (i) amend its Articles of Incorporation or its bylaws or other governing documents;

          (j) fail to maintain its material licenses and permits or to file in a timely fashion all federal, state, local and foreign Tax Returns;

          (k) fail to maintain, or enter into, any CSB Regulatory Agreements;

          (l) make any capital expenditures of more than $10,000 individually or $25,000 in the aggregate;

          (m) fail to maintain each CSB Benefit Plan or timely make all contributions or accruals required thereunder in accordance with GAAP applied on a consistent basis; or

          (n) agree to, or make any commitment to, take any of the actions prohibited by this Section 7.02.

                                  ARTICLE VIII

                             ADDITIONAL AGREEMENTS

     8.01 ACCESS AND INFORMATION.

          (a) During the period from the date of this Agreement through the Effective Time:

             (i) CSB shall, and shall cause its Subsidiaries to, afford First Charter, and its accountants, counsel and other representatives, reasonable access during normal business hours to the properties, books, contracts, tax returns, commitments and records of CSB and its Subsidiaries at any time, and from time to time, for the purpose of conducting any review or investigation reasonably related to the Merger, and CSB and its Subsidiaries will cooperate fully with all such reviews and investigations.

             (ii) First Charter shall afford CSB and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, contracts, tax returns, commitments and records of First Charter and its Subsidiaries at any time and from time to time, for the purpose of conducting any review or investigation reasonably related to the Merger, and First Charter and its Subsidiaries will cooperate fully with all such reviews and investigations.

          (b) During the period from the date of this Agreement through the Effective Time, CSB shall furnish to First Charter (i) all Regulatory Reports referred to in Section 5.17 promptly upon the filing thereof, (ii) a copy of each Tax Return filed by it and (iii) monthly and other interim financial statements in the form prepared by CSB for its internal use. During this period, CSB also shall notify First Charter promptly of any material change in the Condition of CSB or any of its Subsidiaries.

          (c) Notwithstanding the foregoing provisions of this Section 8.01, no investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein, and each such representation and warranty shall survive such investigation.

          (d) Each of First Charter and CSB agrees that it will keep confidential any information furnished to it by the other in connection with the transactions contemplated by this Agreement, except to the extent that such information (i) was already known to First Charter or CSB, as the case may be, and was received from a source other than the other party or any of its respective Subsidiaries, directors, officers, employees or agents, (ii) thereafter was lawfully obtained from another source, or (iii) is required to be disclosed to the SEC, the OCC, the Federal Reserve Board, FDIC, the Commission or any other Regulatory Authority, or is otherwise required to be disclosed by law. Each of First Charter and CSB agrees not to use such information, and to implement safeguards and procedures that are reasonably designed to prevent such information from being used, for any purpose other than in connection with the transactions contemplated by this Agreement.

          (e) CSB shall cooperate, and shall cause its Subsidiaries, accountants, counsel and other representatives to cooperate, with First Charter and its accountants, counsel and other representatives, in connection with the preparation by First Charter of any applications and documents required to obtain the Approvals, which cooperation shall include providing all information, documents and appropriate representations as may be necessary in connection therewith.

          (f) From and after the date of this Agreement, each of First Charter and CSB shall use its reasonable best efforts to satisfy or cause to be satisfied all conditions to their respective obligations under this Agreement. While this Agreement is in effect, neither First Charter nor CSB shall take any actions, or omit to take any actions, which would cause this Agreement to become unenforceable in accordance with its terms.

     8.02 REGISTRATION STATEMENT. First Charter shall (a) prepare and file the Registration Statement with the SEC as soon as is reasonably practicable, (b) use its best efforts to cause the Registration Statement to become effective, and (c) take any action required to be taken under any applicable state blue sky or Securities Laws in connection therewith. CSB and its Subsidiaries shall furnish First Charter with all information concerning CSB, its Subsidiaries and the holders of CSB Common Stock as First Charter may reasonably request in connection with the foregoing and also shall promptly cooperate in the preparation of and shall promptly file the Joint Proxy Statement with the FDIC.

     8.03 SHAREHOLDER APPROVALS. Each of First Charter and CSB shall call a meeting of its respective shareholders to be held as soon as practicable for the purpose of voting upon the Merger and related matters. The respective Board of Directors of First Charter and CSB shall submit for approval of its shareholders the matters to be voted upon at the First Charter Shareholders' Meetings or the CSB Shareholders' Meeting, as the case may be, shall prepare and file with the FDIC or the SEC, as the case may be, the Joint Proxy Statement and shall mail the Joint Proxy Statement to its respective shareholders, and shall recommend approval of such matters and use its best efforts (including, without limitation, soliciting proxies for such approvals) to obtain such shareholder approval. In this regard, by their execution of this Agreement, each member of the Board of Directors of CSB agrees to vote in favor of the consummation of the Merger at the CSB Shareholders' Meeting and to use his or her best efforts to obtain the approval of the Merger by the shareholders of CSB.

     8.04 PRESS RELEASES. Prior to the public dissemination of any press release or other public disclosure or communication or correspondence with shareholders of information about this Agreement, the Merger or any other transaction contemplated hereby, the parties to this Agreement shall mutually agree as to the form and substance of such release, disclosure, communication or correspondence, except to the extent that any such disclosure is required pursuant to the Securities Laws in the opinion of counsel to such party, in which case such party may, upon failure to so mutually agree and upon specific advice of counsel, make such disclosure.

     8.05 NOTICE OF DEFAULTS. CSB shall promptly notify First Charter of (i) any material change in its consolidated business, operations or prospects, (ii) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority, (iii) the institution or the threat of litigation involving CSB or any of its Subsidiaries, or (iv) any event or condition that might be reasonably expected to cause any of its representations, warranties or covenants set forth herein not to be true and correct in all material respects as of the Effective Time.

     8.06 MISCELLANEOUS AGREEMENTS AND CONSENTS; AFFILIATES AGREEMENTS. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to cooperate and use its respective best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably practicable, including, without limitation, using their respective best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; provided, however, that nothing herein shall preclude either party from exercising its rights under this Agreement or the Stock Option Agreement. First Charter and CSB shall, and shall cause each of their respective Subsidiaries to, use their best efforts to effect all filings and obtain all Approvals necessary or, in the reasonable opinion of First Charter or CSB, desirable for the consummation of the transactions contemplated by this Agreement, including without limitation the approval of the OCC. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of First Charter shall be deemed to have been granted authority in the name of CSB to take all such necessary or desirable action.

     Without limiting the foregoing, CSB will take such actions as may be reasonably necessary to cause each of its "affiliates" for purposes of the Securities Act to deliver to First Charter within 10 days after the execution of this Agreement (but in any event prior to 30 days prior to the Effective Time) a written agreement substantially in the form of Exhibit A to this Agreement.
Section 8.06 of the CSB Disclosure Schedule sets forth a list of each Person whom CSB believes would be considered an "affiliate" of CSB for such purposes.

     8.07 CONVERSION OF STOCK OPTIONS.

          (a) At the Effective Time, all rights with respect to CSB Common Stock pursuant to the CSB Options that are outstanding at the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to First Charter Common Stock, and First Charter shall assume each CSB Option, in accordance with the terms of the CSB Incentive Stock Option Plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Time, and subject to the provisions of Section 3.01(c), (i) each CSB Option assumed by First Charter may be exercised solely for shares of First Charter Common Stock,
     (ii) the number of shares of First Charter Common Stock subject to each CSB Option shall be equal to the number of shares of CSB Common Stock subject to such CSB Option immediately prior to the Effective Time multiplied by the Exchange Ratio, (iii) the per share exercise price under each such CSB Option shall be adjusted by dividing the per share exercise price under each such option by the Exchange Ratio and rounding down to the nearest cent, and (iv) First Charter and its Compensation Committee shall administer the CSB Incentive Stock Option Plan governing such CSB Options; provided, however, that the terms of each CSB Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction subsequent to the Effective Time. FCC shall not be obligated to issue any fraction of a share of First Charter Common Stock upon exercise of CSB Options, and any fraction of a share of First Charter Common Stock that otherwise would be subject to a converted CSB Option shall represent the right to receive cash (without interest) upon exercise of the converted CSB Option in an amount equal to such fractional part of a share of First Charter Common Stock multiplied by the difference in the Fair Market Value of one share of First Charter Common Stock on the last business day preceding the date of exercise of such CSB Option and the per share exercise price of such CSB Option. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification," as defined in Section 425 of the Code, as to any CSB Option which is an "incentive stock option," as defined in Section 422 of the Code.

          (b) Except as expressly provided herein or as otherwise agreed in writing by the parties, (i) the provisions of the CSB Stock Plans and any other plan, program or arrangement pursuant to which CSB may, or may be required to, issue stock or stock-based compensation, shall be terminated by the Effective Time, and (ii) CSB shall ensure that following the Effective Time no holder of CSB Options or any participant in any CSB Stock Plan shall have any right thereunder to acquire any equity securities of CSB or any of its Subsidiaries.

     8.08 REGULATORY AND TAX MATTERS. No party shall take any action which would adversely affect or delay the ability of either First Charter or CSB to obtain any necessary Approvals of any Regulatory Authority or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement. No party shall take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

     8.09 ACQUISITION PROPOSALS. CSB shall not, and shall not permit its officers, directors and employees and any investment banker, attorney, accountant, or other agent retained by it or its Subsidiaries ("Representatives") to, initiate, encourage or solicit, directly or indirectly, the making of any proposal or offer (an "Acquisition Proposal") to acquire all or any significant part of the business and properties or capital stock of CSB or its Subsidiaries, whether by merger, consolidation or other business combination, purchase of securities or assets, tender offer or exchange offer or otherwise, or initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal. Except to the extent necessary to comply with the fiduciary duties of CSB's Board of Directors as advised in writing by counsel, CSB shall not, and shall not permit its Representatives to, (x) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, an Acquisition Proposal or (y) enter into any agreements to effect an Acquisition Proposal. In the event CSB receives an Acquisition Proposal or such discussions are sought to be initiated or continued with CSB, CSB shall promptly inform First Charter as to the material terms thereof. CSB shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons heretofore conducted with respect to any Acquisition Proposal, and shall direct and use its best efforts to cause all of its Representatives not to engage in any of the foregoing.

     8.10 POOLING OPINION. First Charter shall use its best efforts to obtain by the Effective Time the opinion of KPMG Peat Marwick, LLP, independent certified accountants for First Charter, to the effect that First Charter may account for the Merger as a pooling-of-interests, which opinion shall be dated as of the Effective Time.

     8.11 FAIRNESS OPINIONS.

          (a) CSB shall use its best efforts to obtain by the date of the mailing of the Joint Proxy Statement an opinion of an investment banking or appraisal firm, which firm is acceptable to CSB and to First Charter, to the effect that the Exchange Ratio is fair to CSB's shareholders from a financial point of view.

          (b) First Charter shall use its best efforts to obtain by the date of the mailing of the Joint Proxy Statement an opinion of an investment banking or appraisal firm satisfactory to First Charter to the effect that the Exchange Ratio is fair to the shareholders of First Charter from a financial point of view.

     8.12 EMPLOYEE BENEFITS. Employees of CSB shall become eligible for the employee benefit plans and benefits of First Charter on the same terms as such plans and benefits are generally offered from time to time to employees of First Charter in comparable positions; provided, however, that for a period of six months following the Effective Time, employees of CSB whose employment is terminated under circumstances such that they would be entitled to benefits under CSB's severance pay policy as in effect on the date hereof shall receive such benefits as determined under such plan in lieu of any benefits to which they may otherwise be entitled under First Charter's severance pay policy. Such employees shall be credited under such First Charter plans for their years of eligibility, vesting and benefit services earned under such employee benefit plans of CSB as if such service had been earned with First Charter. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to confer on any employee of CSB the right of continued employment with First Charter or any of its Subsidiaries, including the Surviving Bank.

     8.13 INDEMNIFICATION. For three years after the Effective Time, First Charter shall, and shall cause the Surviving Bank to, indemnify, defend, and hold harmless the present and former directors, officers, employees and agents of CSB (each, an "Indemnified Party") after the Effective Time against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time to the full extent then permitted under North Carolina and federal law and by CSB's Articles of Incorporation and Bylaws as in effect on the date hereof except the right to indemnification shall not arise in those instances in which the party seeking indemnification has participated in the breach of any covenant or agreement contained herein or knowingly caused any representation or warranty of CSB contained herein to be false or inaccurate in any respect and the claim arises principally from such breach or the falsity or inaccuracy of such representation or warranty. This Section 8.13 shall survive the Effective Time and is intended to benefit CSB and each of the Indemnified Parties and his or her heirs and representatives (each of whom shall be entitled to enforce this Section 8.13 against First Charter) and shall be binding upon all successors and assigns (whether by operation of law or by contract) of First Charter.

     8.14 TERMINATION OF EMPLOYMENT AGREEMENTS. The Board of Directors of CSB shall provide the appropriate notice and otherwise take all action necessary as soon as possible hereafter to ensure that the term of the Employment Agreement dated November 13, 1990 between CSB and John J. Godbold, Jr. shall terminate on and not extend past November 12, 2001.

                                   ARTICLE IX

                                   CONDITIONS

     9.01 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each of First Charter and CSB to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

          (a) Shareholders of each of CSB and First Charter shall have approved all matters relating to the Merger required under applicable law at their respective Shareholders' Meetings.

          (b) This Agreement, the Merger and the other transactions contemplated hereby shall have been approved by the OCC and any other Regulatory Authorities whose approval is required for consummation of the transactions contemplated hereby and all required waiting periods shall have expired; provided, that no such Approval shall be subject to any condition or restriction that in the judgment of First Charter would restrict it or its Subsidiaries or Affiliates in their respective spheres of operations and business activities after the Effective Time.

          (c) The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order, and all necessary consents, waivers or approvals required under applicable state Securities Laws shall have been obtained.

          (d) Neither First Charter nor CSB shall be subject to any active litigation which seeks any order, decree or injunction of a court or agency of competent jurisdiction to enjoin or prohibit the consummation of the Merger.

          (e) Each of First Charter and CSB shall have received an opinion of Smith Helms Mulliss & Moore, L.L.P., tax counsel to First Charter, or other counsel to First Charter, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and no gain or loss will be recognized by the shareholders of CSB to the extent that they receive solely First Charter Common Stock in exchange for their CSB Common Stock in the Merger.

          (f) Each of First Charter and CSB shall have received the fairness opinions contemplated by Section 8.11.

     9.02 CONDITIONS TO OBLIGATIONS OF CSB TO EFFECT THE MERGER. The obligations of CSB to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of First Charter set forth in Article VI hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date) and CSB shall have received a certificate dated the Effective Time and signed by the president and chief executive officer, executive vice president or other duly authorized officer of First Charter to that effect.

          (b) PERFORMANCE OF OBLIGATIONS. First Charter shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and CSB shall have received a certificate dated the Effective Time and signed by the president and chief executive officer, executive vice president or other duly authorized officer of First Charter to that effect.

          (c) OTHER DOCUMENTS AND INFORMATION. First Charter shall have provided CSB true, correct and complete copies, certified as appropriate, of its Articles of Incorporation, Bylaws, Board of Directors and shareholder resolutions, incumbency certificates and such other documents and information as may be reasonably requested by CSB or its counsel.

          (d) OPINION OF COUNSEL. CSB shall have received a written opinion of counsel for First Charter, dated as of the Effective Time and in form and substance reasonably satisfactory to and covering such matters as are reasonably requested by CSB and customary for transactions of this type.

     9.03 CONDITIONS TO OBLIGATIONS OF FIRST CHARTER TO EFFECT THE MERGER. The obligations of First Charter to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (a) REPRESENTATIONS AND WARRANTIES. (i) All of the representations and warranties of CSB set forth in Article V hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date), and (ii) each of the representations and warranties of CSB set forth in Section 5.02 and Section
     5.16 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date), and First Charter shall have received a certificate dated as of the Effective Time and signed by the chairman or the chief executive officer or other duly authorized officer of CSB to the effect of (i) and (ii) above.

          (b) PERFORMANCE OF OBLIGATIONS. CSB shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and First Charter shall have received a certificate dated as of the Effective Time and signed by the chairman or the chief executive officer or other duly authorized officer of CSB to that effect.

          (c) OTHER DOCUMENTS AND INFORMATION. CSB shall have provided First Charter true, correct and complete copies, certified as appropriate, of its Articles of Incorporation, Bylaws, Board of Directors and shareholder resolutions, incumbency certificates and such other documents as may be reasonably requested by First Charter or its counsel.

          (d) OPINION OF COUNSEL. First Charter shall have received a written opinion of counsel for CSB dated as of the Effective Time, and in form and substance reasonably satisfactory to and covering such matters as are reasonably requested by First Charter and customary for transactions of this type.

          (e) AFFILIATES' LETTERS. First Charter shall have received the letters from all affiliates of CSB as contemplated by Section 8.06 hereof.

          (f) POOLING OPINION. First Charter shall have received an opinion from KPMG Peat Marwick, LLP, dated as of the Effective Time, to the effect that the Merger may be accounted for as a pooling-of-interests. In connection therewith, First Charter and KPMG Peat Marwick, LLP, as applicable, also shall have received a letter, dated as of the Effective Time, in form and substance reasonably satisfactory to them, from Coopers & Lybrand L.L.P. to the effect that such firm is not aware of any matters relating to CSB and its Subsidiaries which would preclude CSB from participating in a business combination to be accounted for as a pooling-of-interests.

          (g) CSB OPTIONS. No holder of any CSB Option shall have made a claim to receive cash upon surrender or exercise of options in conjunction with consummation of the Merger or otherwise.

                                   ARTICLE X

                                  TERMINATION

     10.01 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement, the Merger and the other transactions contemplated hereby by the shareholders of First Charter and CSB or both, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) by mutual consent of the Board of Directors of First Charter and the Board of Directors of CSB; or

          (b) by the Board of Directors of either First Charter or CSB (if the terminating party is not then in breach of any of its representations or warranties or its obligations hereunder) pursuant to notice in the event of a breach or failure by the other party of any representation, warranty, covenant or agreement of the other party contained herein, which breach or failure is material in the context of the transactions contemplated hereby and which has not been, or cannot be, cured within 30 days after written notice of such breach is given to the other party; or

          (c) by the Board of Directors of either First Charter or CSB if any of such terminating party's conditions precedent set forth in Article IX hereof has not been satisfied as of the Effective Time or if satisfaction of such a condition is or becomes impossible (other than through such terminating party's failure to comply with its obligations under this Agreement) and such terminating party has not waived such condition at or before the Effective Time; or

          (d) by the Board of Directors of First Charter or the Board of Directors of CSB if the Effective Time does not occur by March 31, 1998, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the party electing to terminate pursuant to this Section 10.1(d) or the failure by such party to comply fully with its obligations under this Agreement; or

          (e) by the Board of Directors of CSB, if the Average Price of First Charter Common Stock shall be less than $20.00 (unless the change in the Average Price is directly attributable to an increase, decrease or change in the number of outstanding shares of First Charter Common Stock due to a recapitalization, reclassification, stock dividend, stock split or reverse stock split, all without consideration, in which case such threshold price of First Charter Common Stock of $20.00 shall be appropriately and proportionately adjusted). "Average Price" shall mean the average of the daily Fair Market Value of First Charter Common Stock for the twenty consecutive trading days ending the date that is four business days before the Effective Time; or

          (f) by the Board of Directors of First Charter if First Charter determines that the shareholders' equity of CSB is less than reported in the consolidated balance sheet as of March 31, 1997 of CSB included in the CSB Financial Statements; provided, however, that for purposes of this
     Section 10.01(f), the amount of shareholders' equity determined as of any date after the date hereof may be computed exclusive of the impact on such shareholders' equity of any merger-related expenses as approved by First Charter; or

          (g) by the Board of Directors of First Charter if First Charter determines that CSB has established an Allowance that is unsatisfactory to First Charter.

     10.02 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.01 hereof, this Agreement shall become void and have no effect, except that (i) the provisions of Section 8.01(d) and Article XI of this Agreement shall survive any such termination and abandonment, and (ii) a termination hereof shall not relieve the breaching party from any liability arising out of an intentional breach of any provision of this Agreement giving rise to such termination. The Stock Option Agreement shall be governed by its own terms as to its termination.

     10.03 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS FOLLOWING THE EFFECTIVE TIME. Except for Articles III, IV and XI and Section 8.07, none of the respective representations, warranties, obligations, covenants and agreements of the parties shall survive the Effective Time.

                                   ARTICLE XI

                               GENERAL PROVISIONS

     11.01 EXPENSES. Each party hereto shall bear its own expenses incident to preparing, entering into and carrying out this Agreement and to consummating the Merger, except that First Charter and CSB shall divide equally all printing and mailing expenses and filing fees incurred in connection with this Agreement, the Registration Statement and the Joint Proxy Statement. Nothing contained in this
Section 11.01 shall constitute or be deemed to constitute liquidated damages for the willful breach by a party of the terms of this Agreement or otherwise limit the rights of the non-breaching party.

     11.02 STOCK OPTION AGREEMENT. The parties hereto hereby acknowledge that the terms of the Stock Option Agreement and the grant thereunder to First Charter of the option to purchase CSB Common Stock are integral to the execution of this Agreement and hereby acknowledge the validity and continued effectiveness of the Stock Option Agreement as a condition and an inducement to First Charter's willingness to execute this Agreement.

     11.03 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Except as expressly provided in Section 8.13 hereof, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than First Charter and CSB or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     11.04 AMENDMENTS. To the extent permitted by law, this Agreement may be amended at any time prior to the Closing by a subsequent writing signed on behalf of each of First Charter and CSB; provided, however, that the provisions hereof relating to the manner or basis in which shares of CSB capital stock will be exchanged for the Merger Consideration shall not be amended after the First Charter Shareholders' Meeting or the CSB Shareholders' Meeting without any requisite approval of the holders of the issued and outstanding shares of First Charter Common Stock or CSB Common Stock, as the case may be, entitled to vote thereon.

     11.05 WAIVERS. Prior to or at the Effective Time, each of First Charter and CSB shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other's obligations under this Agreement and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation. No such waiver shall be effective unless in writing signed by a duly authorized officer of the waiving party. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.06 NO ASSIGNMENT. None of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement to any other person or entity, whether by operation of law or otherwise. Any such purported assignment or delegation that is made without the prior written consent of the other parties to this Agreement shall be void and of no effect. Subject to the preceding sentence, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

     11.07 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission (with receipt confirmed at the point of transmittal), or by registered or certified mail, postage prepaid to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

                      CSB:               Carolina State Bank
                                         316 South Lafayette Street
                                         Shelby, North Carolina 28150
                                         Facsimile: (704) 480-4441
                                         Attention: John J. Godbold, Jr.
                                                    President

                      Copy to Counsel:   The Sanford Holshouser Law Firm
                                         234 Fayetteville Street
                                         Suite 100
                                         Post Office Box 2447
                                         Raleigh, North Carolina 27602
                                         Facsimile: (919) 890-4180
                                         Attention: Alfred P. Carlton, Jr.

                      First Charter:     First Charter Corporation
                                         22 Union Street North
                                         Post Office Box 228
                                         Concord, North Carolina 28026-0228
                                         Facsimile: (704) 788-0445
                                         Attention: Lawrence M. Kimbrough
                                                    President and Chief Executive Officer

                      Copy to Counsel:   Smith Helms Mulliss & Moore, L.L.P.
                                         214 North Church Street (28202)
                                         Post Office Box 31247
                                         Charlotte, North Carolina 28231
                                         Facsimile: (704) 334-8467
                                         Attention: J. Richard Hazlett

     11.08 SPECIFIC PERFORMANCE. The parties hereby acknowledge and agree that the failure of either party to fulfill any of its covenants and agreements hereunder, including the failure to take all such actions as are necessary on its part to cause the consummation of the Merger, will cause irreparable injury for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of the other party's obligations or any arbitration award hereunder and to the granting by any such court of the remedy of the specific performance hereunder.

     11.09 ARBITRATION. (A) ANY CONTROVERSY OR CLAIM BETWEEN OR AMONG THE PARTIES HERETO, SHALL BE DETERMINED BY BINDING ARBITRATION IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT (OR IF NOT APPLICABLE, NORTH CAROLINA LAW), THE THEN CURRENT RULES OF PRACTICE AND PROCEDURE FOR THE ARBITRATION OF COMMERCIAL DISPUTES OR JUDICIAL ARBITRATION AND MEDIATION SERVICES/ENDISPUTE, INC. ("JAMS"), AND THE "SPECIAL RULES" SET FORTH BELOW. IN THE EVENT OF ANY INCONSISTENCY, THE SPECIAL RULES SHALL CONTROL. JUDGMENT UPON ANY ARBITRATION AWARD MAY BE ENTERED IN ANY COURT HAVING JURISDICTION. ANY PARTY TO THIS AGREEMENT MAY BRING AN ACTION, INCLUDING A SUMMARY OR EXPEDITED PROCEEDING, TO COMPEL ARBITRATION OF ANY CONTROVERSY OR CLAIM UNDER THIS AGREEMENT IN ANY COURT HAVING JURISDICTION OVER SUCH ACTION.

     (B) THE ARBITRATION SHALL BE CONDUCTED (1) IN THE CITY OF CHARLOTTE, NORTH CAROLINA OR (2) IN SUCH OTHER LOCATION AS AGREED BY THE PARTIES AND BY JAMS WHO WILL APPOINT AN ARBITRATOR; IF JAMS IS UNABLE OR LEGALLY PRECLUDED FROM ADMINISTERING

THE ARBITRATION, THEN THE AMERICAN ARBITRATION ASSOCIATION WILL SERVE. ALL ARBITRATION HEARINGS WILL BE COMMENCED WITHIN 90 DAYS OF THE DEMAND FOR ARBITRATION; FURTHER, THE ARBITRATOR SHALL ONLY, UPON A SHOWING OF CAUSE, BE PERMITTED TO EXTEND THE COMMENCEMENT OF SUCH HEARING FOR AN ADDITIONAL 60 DAYS.

     (C) ANY SERVICE OF PROCESS UNDER AN ARBITRATION OR ANY OTHER LEGAL PROCEEDING WILL BE DEEMED TO BE EFFECTIVE AS TO EITHER PARTY TO THIS AGREEMENT WHEN SUCH SERVICE OF PROCESS IS DELIVERED TO THE COUNSEL FOR THE RESPECTIVE PARTIES AS IDENTIFIED IN SECTION 11.07.

     11.10 GOVERNING LAW. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of North Carolina.

     11.11 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

     11.12 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.13 SEVERABILITY. In the event that any one or more of the provisions contained in this Agreement, or in any other instrument referred to herein, shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is unenforceable.

     IN WITNESS WHEREOF, First Charter and CSB have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                         FIRST CHARTER CORPORATION

                                         By: /s/     LAWRENCE M. KIMBROUGH
                                                         PRESIDENT

                                         CAROLINA STATE BANK

                                         By: /s/     JOHN J. GODBOLD, JR.
                                                         PRESIDENT

                                         BOARD DIRECTORS OF CAROLINA STATE BANK

                                         /s/  CHARLES F. HARRY, III       (SEAL)
                                              CHARLES F. HARRY, III

                                         /s/  JOHN J. GODBOLD, JR.        (SEAL)
                                              JOHN J. GODBOLD, JR.

                                         /s/  DENNIS A. BEAM, JR.         (SEAL)
                                              DENNIS A. BEAM, JR.

                                         /s/  T. CARL DEDMON              (SEAL)
                                              T. CARL DEDMON

                                         /s/  B. THOMAS ELLIS             (SEAL)
                                              B. THOMAS ELLIS

                                         /s/  JOE B. GODFREY              (SEAL)
                                              JOE B. GODFREY

                                         /s/  LARRY D. HAMRICK, SR.       (SEAL)
                                              LARRY D. HAMRICK, SR.

                                         /s/  MILLIE KEETER-SPANGLER      (SEAL)
                                              MILLIE KEETER-SPANGLER

                                         /s/  CHARLES F. MAUNEY           (SEAL)
                                              CHARLES F. MAUNEY

                                         /s/  CHARLES W. RHODEN, JR.      (SEAL)
                                              CHARLES W. RHODEN, JR.

                                         /s/  JAMES M. ROSE, SR.          (SEAL)
                                              JAMES M. ROSE, SR.

                                   EXHIBIT A

                          FORM OF AFFILIATE AGREEMENT

                                August   , 1997

First Charter Corporation
22 Union Street, North
Concord, North Carolina 28025

     Re: Affiliate Agreement

Gentlemen:

     As a shareholder of Carolina State Bank, a commercial bank chartered under the laws of the State of North Carolina ("CSB"), the undersigned will become a shareholder of First Charter Corporation, a bank holding company organized under the laws of the State of North Carolina ("FCC"), pursuant to the merger (the "Merger") described in the Agreement and Plan of Merger between FCC and CSB dated as of August 15, 1997 (the "Agreement"). Under the terms of the Agreement, upon consummation of the Merger, each share of CSB common stock, $4.50 par value per share ("CSB Stock"), will be converted into 1.023 shares of FCC common stock, $5.00 par value per share ("FCC Common Stock"), with cash to be paid in lieu of the issuance of any fractional shares of FCC Common Stock. This Affiliate Agreement is provided pursuant to Section 8.06 of the Agreement and constitutes an agreement between the undersigned and FCC regarding certain rights and obligations of the undersigned in connection with (i) the shares of CSB Stock beneficially owned by the undersigned, (ii) the shares of FCC Common Stock into which such shares are converted as a result of the Merger and (iii) any shares of FCC Common Stock otherwise beneficially owned by the undersigned.

     In consideration of the Merger and the mutual covenants contained herein, the undersigned and FCC hereby agree as follows:

     1. Affiliate Status. The undersigned understands and agrees that he may be considered an "affiliate" of CSB under Rule 145(c) as defined in Rule 405 of the Rules and Regulations of the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended ("1933 Act").

     2. Restriction on Disposition. Except as contemplated by the Agreement, the undersigned agrees that he will not sell, pledge, transfer or otherwise dispose of his interests in, or reduce his risk relative to, any of (i) the shares of CSB Stock with respect to which the undersigned has or shares direct or indirect beneficial ownership, (ii) the shares of FCC Common Stock into which such shares are converted upon consummation of the Merger or (iii) any other shares of FCC Common Stock with respect to which the undersigned has or shares direct or indirect beneficial ownership, in each case for a period beginning 30 days prior to the Effective Time (as defined in the Agreement) until such time as there has been a publication of financial results covering at least 30 days of post-Merger combined operations of CSB and FCC. FCC represents to and agrees with the undersigned that its regular quarterly announcement of earnings will constitute such a publication of financial results and that from the date of the Merger through the date of the second anniversary of the Merger, FCC will make available "adequate current public information" about FCC as defined under Rule 144(c) of the SEC.

     3. Covenants and Warranties of the Undersigned. The undersigned represents, warrants and agrees that:

          (a) The FCC Common Stock received by the undersigned as a result of the Merger will be taken for his own account and not with a view to distribution.

          (b) FCC has informed the undersigned that any distribution by the undersigned of FCC Common Stock has not been registered under the 1933 Act and that shares of FCC Common Stock received pursuant to the Merger can only be sold by the undersigned (i) following registration under the 1933 Act, (ii) in conformity with the requirements of Rule 145 promulgated by the SEC as the same now exists or may hereafter be amended, or (iii) to the extent some other exemption from registration under the 1933 Act might be available. THE UNDERSIGNED UNDERSTANDS THAT FCC IS UNDER NO OBLIGATION TO FILE A REGISTRATION STATEMENT WITH THE SEC COVERING THE DISPOSITION OF THE UNDERSIGNED'S SHARES OF FCC COMMON STOCK.

          (c) The undersigned is aware that FCC and CSB intend to treat the Merger as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), for Federal income tax purposes. The undersigned acknowledges that Section 1.368-1(b) of the regulations under the Code requires "continuity of interest" in order for the

     Merger to be treated as a reorganization under Section 368 of the Code. The undersigned has no knowledge of any plan or intention on the part of the CSB shareholders to sell or otherwise dispose of the FCC Common Stock to be received in the Merger that will reduce the CSB shareholders' aggregate ownership of FCC Common Stock to a number of shares of FCC Common Stock having, in the aggregate, a value at the time of the Merger of less than 50% of the total fair market value of the CSB Stock outstanding immediately prior to the Merger.

     4. Restriction on Transfer. The undersigned understands and agrees that stop transfer instructions with respect to the shares of FCC Common Stock received by the undersigned pursuant to the Merger will be given to FCC's transfer agent and that there will be placed on the certificates for such shares, or shares issued in substitution thereof, a legend stating in substance:

        "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended (the "1933 Act"), applies and may not be sold, pledged, transferred or otherwise disposed of except or unless (1) covered by an effective registration statement under the 1933 Act, (2) in accordance with Rule 145, or (3) in accordance with a legal opinion satisfactory to counsel for FCC that such sale or transfer is otherwise exempt from the registration requirements of the 1933 Act."

Such legend will also be placed on any certificate representing FCC securities issued subsequent to the original issuance of the FCC Common Stock pursuant to the Merger as a result of any stock dividend, stock split or other recapitalization as long as the FCC Common Stock issued to the undersigned pursuant to the Merger has not been transferred in such manner to justify the removal of the legend therefrom. FCC agrees that upon request of the undersigned, FCC shall cause any such legend to be removed from any certificate(s) of the undersigned upon evidence satisfactory to FCC and its counsel that the shares of FCC Common Stock represented by such certificate(s) could be sold or transferred by the undersigned under the circumstances set forth in Rule 145(d)(3).

     5. Understanding of Restrictions on Dispositions. The undersigned has carefully read the Agreement and this Affiliate Agreement and discussed the requirements and impact upon his ability to sell, pledge, transfer or otherwise dispose of the shares of FCC Common Stock beneficially owned by the undersigned, to the extent he believes necessary, with his counsel.

     6. Transfer Under Rule 145(d). If the undersigned desires to sell or otherwise transfer the shares of FCC Common Stock received by him in connection with the Merger at any time during the period ending two years after the date of consummation of the Merger, the undersigned will provide any necessary representation letter to the transfer agent for FCC Common Stock together with such additional information as the transfer agent may reasonably request. If FCC's counsel concludes that such proposed sale or transfer complies with the requirements of Rule 145(d), FCC shall cause such counsel to provide such opinions as may be necessary to FCC's transfer agent so that the undersigned may complete the proposed sale or transfer.

     7. Acknowledgments. The undersigned recognizes and agrees that the foregoing provisions apply to all shares of FCC Common Stock received in exchange for shares of CSB Stock, whether directly or indirectly beneficially owned by the undersigned, including shares owned by (a) the undersigned's spouse, if that spouse has the same home as the undersigned, (b) any relative of the undersigned who has the same home as the undersigned, (c) any trust or estate in which the undersigned, such spouse, and any such relative collectively own at least a 10% beneficial interest or of which any of the foregoing serves as trustee, executor, or in any similar capacity, and (d) any corporation or other organization in which the undersigned, such spouse, and any such relative collectively own at least 10% of any class of equity securities or of the equity interest.

     8. Miscellaneous. This Affiliate Agreement is the complete agreement between FCC and the undersigned concerning the subject matter hereof. Any notice required to be sent to any party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This Affiliate Agreement shall be governed by the laws of the State of North Carolina.

                        [Signatures on following page.]

     This Affiliate Agreement is executed as of the day and year first above written.

                                         Very truly yours,

                                         Signature

                                         Printed or Typed Name

                                         Address for Notices

AGREED TO AND ACCEPTED as of  , 1997.

FIRST CHARTER CORPORATION
By:
Name: Lawrence M. Kimbrough
Title: President

                                                                      APPENDIX B

INTERSTATE/JOHNSON LANE                     Interstate Tower
                                            P.O. Box 1012
                                            Charlotte, North Carolina 28201-1012
                                            Telephone (704) 379-9000




October 24, 1997


Board of Directors
First Charter Corporation
22 Union Street North
Concord, NC 28026-0228

Members of the Board:

     You have requested our opinion (the "Opinion") expressed below, on behalf of the shareholders of First Charter Corporation, of the consideration to be received by the shareholders of Carolina State Bank in the proposed merger (the "Merger") pursuant to the Agreement and Plan of Merger (the "Agreement") dated August 15, 1997 between First Charter Corporation and Carolina State Bank. Pursuant to the Agreement and upon the effectiveness of the Merger, Carolina State Bank will be merged with and into First Charter National Bank, a wholly owned subsidiary of First Charter Corporation, and each of the issued and outstanding shares of Carolina State Bank will be converted into the right to receive 1.023 shares of First Charter Corporation (the "Exchange Ratio").

     Interstate/Johnson Lane Corporation is one of the largest independent investment banking firms headquartered in the Southeast. As part of its regular investment banking business, Interstate/Johnson Lane Corporation evaluates securities in connection with negotiated underwritings, leveraged buyouts, secondary distributions, private placements, estate and gift valuations, mergers and acquisitions, employee stock ownership plan purchases and other activities.

     We have developed our Opinion on the basis of the findings and conclusions arising from our conduct of due diligence with respect to First Charter Corporation and Carolina State Bank. In arriving at our Opinion, we have, among other things:

     1) reviewed the terms and conditions of the Agreement;

     2) analyzed certain historical business and financial information relating to First Charter Corporation and Carolina State Bank;

     3) conducted discussions with members of the senior management of First Charter Corporation and Carolina State Bank with respect to the business and prospects of First Charter Corporation and Carolina State Bank and the strategic objectives of the Merger;

     4) reviewed financial and market information as to certain other publicly traded companies believed by us to be reasonably similar to Carolina State Bank;

     5) considered the financial terms of selected mergers and acquisition transactions in the bank industry believed by us to be reasonably similar to the proposed Merger;

     6) performed a pro forma dilution analysis using financial projections for First Charter Corporation and Carolina State Bank in calendar years 1997 and 1998, including potential cost savings, merger costs and synergies, to estimate the impact to the shareholders of First Charter Corporation.

     7) conducted such other financial studies, analyses and investigations as appropriate and relevant as the basis for the conclusions set forth in this Opinion.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information furnished to us by First Charter Corporation and Carolina State Bank including, without limitation, all financial projections of First Charter Corporation and Carolina State Bank. Accordingly, we do not make any warranties, nor do we express any opinion regarding the accuracy of such projections. We have also relied upon the assurances of management of First Charter Corporation and Carolina State Bank that they are unaware of any facts that would make the information provided to us incomplete or misleading.

     Based upon and subject to the forgoing and such other matters as we considered relevant, it is our opinion that as of the date hereof, the Exchange Ratio to be paid for Carolina State Bank is fair, from a financial point of view, to the shareholders of First Charter Corporation.

     Our fees for rendering our Opinion are not contingent upon the Opinion expressed herein, and neither Interstate/Johnson Lane Corporation nor any of its affiliates or employees has a present or intended material financial interest in the Company. Further, Interstate/Johnson Lane Corporation is independent of all parties participating in the proposed Merger.

     This Opinion is furnished pursuant to our engagement letter dated July 23, 1997. Our Opinion is directed to the Board of Directors of First Charter Corporation and does not constitute a recommendation to any shareholder of First Charter Corporation as to how such shareholder should vote in connection with the Merger. This Opinion is a summary discussion of our underlying analyses and may be included in communications to the shareholders of First Charter Corporation provided that Interstate/Johnson Lane Corporation approves of such disclosures prior to publication.


                                         Very truly yours,
                                         /s/ INTERSTATE/JOHNSON LANE CORPORATION

The Carson Medlin Company
Investment Bankers
                                                                      APPENDIX C



October 24, 1997


Board of Directors
Carolina State Bank
316 South Lafayette Street
Shelby, North Carolina 28150

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the unaffiliated stockholders of Carolina State Bank ("Carolina State") under the terms of a certain Agreement and Plan of Merger (the "Agreement") by and between Carolina State and First Charter Corporation ("First Charter") pursuant to which Carolina State will merge with and into First Charter (the "Merger"). Under the terms of the Agreement, each of the outstanding shares of Carolina State common stock shall be converted into the right to receive 1.023 shares of First Charter common stock. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

     The Carson Medlin Company is a National Association of Securities Dealers, Inc. (NASD) member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in North Carolina and the Southeast and the major commercial banks operating in that market. We have been retained by Carolina State in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.


     In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of First Charter and Carolina State. We have reviewed: (i) the Letter of Intent signed June 30, 1997; (ii) the Agreement; (iii) the annual reports to stockholders of First Charter, including audited financial statements for the five years ended December 31, 1996; (iv) the annual reports to stockholders of Carolina State, including audited financial statements for the five years ended December 31, 1996; (v) the proxy statement of Carolina State prepared for its annual meeting of the shareholders held on April 15, 1997; (vi) the proxy statement of First Charter dated March 5, 1997 for its annual meeting of the shareholders held on April 29, 1997;
(vii) unaudited interim financial statements of Carolina State and First Charter for the six months ended June 30, 1997; (viii) a draft of the Joint Proxy Statement-Prospectus; and (ix) certain other financial and operating information with respect to the business, operations and prospects of First Charter and Carolina State. We also: (i) held discussions with members of the senior management of Carolina State and First Charter regarding their respective historical and current business operations, financial conditions and future prospects; (ii) reviewed the historical market prices and trading activity for the common stocks of First Charter and Carolina State and compared them with those of certain publicly traded companies which we deemed to be relevant;
(iii) compared the results of operations of First Charter and Carolina State with those of certain banking companies which we deemed to be relevant;
(iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (v) analyzed the pro forma financial impact of the Merger on First Charter; and (vi) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.


     We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of Carolina State or First Charter. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

     Based upon the foregoing, it is our opinion that the consideration provided for in the Proposed Agreement is fair, from a financial point of view, to the unaffiliated stockholders of Carolina State Bank.

Very truly yours,


/s/ THE CARSON MEDLIN COMPANY

                                                                      APPENDIX D

                          PROVISIONS OF APPLICABLE LAW
                                  RELATING TO
                        DISSENTERS' RIGHTS OF APPRAISAL


I. PROVISIONS OF FEDERAL LAW



  A. 12 U.S.C. (SECTION MARK)215A. MERGER OF NATIONAL BANKS OR STATE BANKS INTO NATIONAL BANKS.


  (a) APPROVAL OF COMPTROLLER, BOARD AND SHAREHOLDERS; MERGER AGREEMENT; NOTICE; CAPITAL STOCK; LIABILITY OF RECEIVING ASSOCIATION

     One or more national banking associations or one or more State banks, with the approval of the Comptroller, under an agreement not inconsistent with sections 215-215b of this title, may merger into a national banking association located within the same State, under the charter of the receiving association. The merger agreement shall --

     (1) be agreed upon in writing by a majority of the board of directors of each association or State bank participating in the plan of merger;

     (2) be ratified and confirmed by the affirmative vote of the shareholders of each such association or State bank owning at least two-thirds of its capital stock outstanding, or by a greater proportion of such capital stock in the case of a State bank if the laws of the State where it is organized so require, at a meeting to be held on the call of the directors, after publishing notice of the time, place, and object of the meeting for four consecutive weeks in a newspaper of general circulation published in the place where the association or State bank is located, or, if there is no such newspaper, then in the newspaper of general circulation published nearest thereto, and after sending such notice to each shareholder of record by certified or registered mail at least ten days prior to the meeting, except to those shareholders who specifically waive notice, but any additional notice shall be given to the shareholders of such State bank which may be required by the laws of the State where it is organized. Publication of notice may be waived in cases where the Comptroller determines that an emergency exists justifying such a waiver, by unanimous action of the shareholders of the association or State bank:

     (3) specify the amount of the capital stock of the receiving association, which shall not be less than that required under existing law for the organization of a national bank in the place in which it is located and which will be outstanding upon completion of the merger, the amount of stock (if any) to be allocated, and cash (if any) to be paid, to the shareholders of the association or State bank being merged into the receiving association.

     (4) provide that the receiving association shall be liable for all liabilities of the association or State bank being merged into the receiving association.

  (b) DISSENTING SHAREHOLDERS

     If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

  (c) VALUATION OF SHARES

     The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

  (d) APPLICATION TO SHAREHOLDERS OF MERGING ASSOCIATIONS; APPRAISAL BY COMPTROLLER; EXPENSES OF RECEIVING ASSOCIATION; SALE AND RESALE OF SHARES; STATE APPRAISAL AND MERGER LAW

     If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

  (e) STATUS OF RECEIVING ASSOCIATION; PROPERTY RIGHTS AND INTEREST VESTED AND HELD AS FIDUCIARY

     The corporate existence of each of the merging banks or banking associations participating in such merger shall be merged into and continued in the receiving association and such receiving association shall be deemed to be the same corporation as each bank or banking association participating in the merger. All rights, franchises and interests of the individual merging banks or banking associations in and to every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in the receiving association by virtue of such merger without any deed or other transfer. The receiving association, upon the merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights or property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, and committee of estates of lunatics, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by any one of the merging banks or banking associations at the time of the merger, subject to the conditions hereinafter provided.

  (f) REMOVAL AS FIDUCIARY; DISCRIMINATION

     Where any merging bank or banking association, at the time of the merger, was acting under appointment of any court as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, or committee of estates of lunatics, or in any other fiduciary capacity, the receiving association shall be subject to removal by a court of competent jurisdiction in the same manner and to the same extent as was such merging bank or banking association prior to the merger. Nothing contained in this section shall be considered to impair in any manner the right of any court to remove the receiving association and to appoint in lieu thereof a substitute trustee, executor, or other fiduciary, except that such right shall not be exercised in such manner as to discriminate against national banking associations, nor shall any receiving association be removed solely because of the fact that it is a national banking association.

  (g) ISSUANCE OF STOCK BY RECEIVING ASSOCIATION; PREEMPTIVE RIGHTS

     Stock of the receiving association may be issued as provided by the terms of the merger agreement, free from any preemptive rights of the shareholders of the respective merging banks.

  B. 12 U.S.C. (SECTION MARK)215B. DEFINITIONS.

     As used in sections 215-215b of this title, the term --

     (1) "State bank" means any bank association, trust company, savings bank (other than a mutual savings bank), or other banking institution which is engaged in the business of receiving deposits and which is incorporated under the laws of any State, or which is operating under the Code of Law of the District of Columbia (except a national banking association located in the District of Columbia):

     (2) "State" means the several States and Territories, the Commonwealth of Puerto Rico, the Virgin Islands and the District of Columbia:

     (3) "Comptroller" means the Comptroller of the Currency; and

     (4) "Receiving association" means the national banking association into which one or more national banking associations or one or more State banks, located within the same State, merge.


II. PROVISIONS OF NORTH CAROLINA LAW


N.C.G.S. (SECTION MARK)53-16. CONSOLIDATION, CONVERSION OR MERGER OF STATE BANKS OR TRUST COMPANIES WITH NATIONAL BANKS.

     (a) Nothing in the law of this State shall restrict the right of a State bank or trust company to consolidate, convert into, or merge with a national bank. The action to be taken by such consolidating, converting, or merging State bank and its rights and liability and those of its stockholders shall be the same as those prescribed by the law of the United States for national banks at the time of the action, except that a vote of the holders of two thirds of each class of voting stock of a State bank shall be required for the consolidation, conversion, or merger and that upon consolidation, conversion, or merger by a State bank with or into a national bank the rights of dissenting stockholders shall be those hereinafter specified.

     (b) Upon consolidation, conversion, or merger the resulting national bank shall be the same business as each consolidating, converting, or merging bank with all the property rights, powers, and duties of each consolidating, converting, or merging bank, except as affected by the law of the United States and by the charter and bylaws of the resulting bank, and any reference to a consolidating, converting, or merging bank in any writing, whether executed or taking effect before or after the consolidation, conversion, or merger shall be deemed and taken a reference to the resulting bank if not inconsistent with the other provisions of such writing.

     (c) The holders of shares of the stock of a State bank which were voted against a consolidation, conversion, or merger into a national bank shall be entitled to receive their value in cash, if and when the consolidation, conversion, or merger becomes effective, upon written demand, made to the resulting national bank at any time within 30 days after the effective date of the consolidation, conversion, or merger accompanied by the surrender of the stock certificate or certificates. The value of such shares shall be determined as of the date of the stockholders' meeting approving the consolidation, conversion, or merger, by three appraisers, one to be selected by the owners of two thirds of the dissenting shares involved, one by the board of directors of the resulting national bank and the third by the two so chosen. The valuation agreed upon by any two appraisers shall govern. If the appraisal is not completed within 90 days after the consolidation, conversion, or merger becomes effective, the Comptroller of the currency shall cause an appraisal to be made.

     (d) The amount fixed as the value of the shares of stock of the consolidating, converting or merging bank at the time of the stockholders' meeting approving the consolidation, conversion, or merger and the amount fixed by the appraisal as hereinbefore provided, where the fixed value is not accepted, shall constitute a debt of the resulting national bank.

     (e) Upon the completion of the consolidation, conversion, or merger the permit to operate of any consolidating, converting or merging State bank shall automatically terminate.

                                                                      APPENDIX E

                              AMENDED AND RESTATED
                           ARTICLES OF INCORPORATION
                                       OF
                           FIRST CHARTER CORPORATION

     The undersigned Corporation, a business corporation incorporated under the North Carolina Business Corporation Act, pursuant to action by its shareholders, hereby sets forth its Amended and Restated Articles of Incorporation:

     ARTICLE 1: The name of the Corporation is First Charter Corporation.

     ARTICLE 2: The period of duration of the Corporation shall be perpetual.

     ARTICLE 3: The purposes for which the Corporation is organized are:

          (a) to purchase, own, and hold the stock of other corporations, and to do every act and thing covered generally by the denomination "bank holding corporation" or "holding corporation," and especially to direct the operations of banks, banking associations or other corporations through the ownership of stock therein;

          (b) to purchase, subscribe for, acquire, own, hold, sell, exchange, assign, transfer, create security interests in, pledge, or otherwise dispose of shares of the capital stock, or any bonds, notes, securities, or evidences of indebtedness created by any other corporation or corporations organized under the laws of this state or any other state and also bonds or evidences of indebtedness of the United States or of any state, district, territory or subdivision or municipality thereof and to issue in exchange therefor shares of the capital stock, bonds, notes, or other obligations of the Corporation and while the owner thereof to exercise all the rights, powers and privileges of ownership including the right to vote on any shares of stock so owned;

          (c) to promote, lend money to, and guarantee the dividends, stocks, bonds, notes, evidences of indebtedness, contracts, or other obligations of, and otherwise aid in any manner which shall be lawful, any corporation or association of which any bonds, stocks or other securities or evidences of indebtedness shall be held by or for the Corporation, or in which, or in the welfare of which, the Corporation shall have any interest, and to do any acts and things permitted by law and designed to protect, preserve, improve, or enhance the value of any such bonds, stocks, or other securities or evidences of indebtedness or the property of the Corporation;

          (d) to engage in any other lawful act or activity for which corporations may be organized under Chapter 55 of the General Statutes of North Carolina, as amended, including, but not limited to, manufacturing, purchasing or otherwise acquiring, owning, mortgaging, pledging, selling, assigning and transferring, or otherwise disposing of, investing, trading, dealing in and with, goods, wares and merchandise and property of every class and description, whether real, personal, mixed, tangible, or intangible; entering into or serving in any kind of management, investigative, advisory, promotional, protective, insurance, guarantyship, suretyship, fiduciary or representative relationship or capacity for any persons or corporations whatsoever; and

          (e) to engage in, conduct and operate any other business which may be deemed adapted, directly or indirectly, to add to the profits of its business or to increase the value of its property.

     In furtherance and not in limitation of the power conferred by the laws of the State of North Carolina upon corporations organized for the foregoing purposes, the Corporation shall have power to borrow money, to lend money, to guarantee obligations, to purchase, construct, lease or otherwise acquire, own, hold, use, maintain, operate or otherwise manage or control, sell, exchange, lease, mortgage, pledge or otherwise dispose of, property of any kind or character, real, personal or mixed, tangible or intangible, necessary, useful or convenient therefor, and to acquire, hold, mortgage, pledge or dispose of shares, bonds and other evidences of indebtedness and securities of the United States of America or any state or municipality therein or of any domestic or foreign Corporation.

     The foregoing clauses shall be construed as enumerating specific purposes and powers, but no recitation, expression or declaration of specific purposes or powers herein enumerated shall be deemed to be exclusive, but it is hereby expressly declared that all other lawful purposes and powers not inconsistent therewith are hereby included.

     The Board of Directors of the Corporation shall have the authority to adopt resolutions approving the indemnification, to the fullest extent permitted by Chapter 55 of the North Carolina General Statutes, of any person made a party to any action or proceeding, whether civil, criminal or administrative, by reason of the fact that such person was serving as director, officer, employee or agent of the Corporation.

     ARTICLE 4: The aggregate number of shares the Corporation is authorized to issue is twenty-five million (25,000,000) shares of Common Stock, without par value.

     ARTICLE 5: The shareholders of the Corporation shall have no preemptive right to acquire additional shares of the Corporation.

     ARTICLE 6: The address of the registered office of the Corporation is 22 Union Street, North, Post Office Box 228, Concord, Cabarrus County, North Carolina, 28025-0228 and the name of its registered agent at such address is Robert O. Bratton.

     ARTICLE 7: The board of directors of the Corporation shall be and is divided into three classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected.

     ARTICLE 8: The Corporation shall not consolidate with, or merge with or into, any other corporation or convey to any corporation, other person or otherwise dispose of all or substantially all the assets or dispose of by any means all or substantially all the stock or assets of any major subsidiary of the Corporation unless such consolidation, merger, conveyance or disposition is approved (a) by the affirmative vote of not less than seventy-five percent (75%) of the aggregate voting power of the outstanding stock entitled to vote thereon, and (b) by the affirmative vote of not less than seventy-five percent (75%) of the aggregate voting power of the outstanding stock entitled to vote thereon, which shall include the affirmative vote of at least fifty percent (50%) of the voting power of the outstanding stock of shareholders entitled to vote thereon other than controlling shareholders, (i) if the shareholder entitled to vote thereon is a person who, including affiliates of such person, is the beneficial owner (as the terms are defined in the Securities Exchange Act of 1934 and in the rules thereunder) of more than twenty percent (20%) of the voting power of the Corporation (a "controlling shareholder"), provided that shares held, voted or otherwise controlled by a person as a trustee, plan administrator, officer of the Corporation or otherwise pursuant to an employee benefit plan of the Corporation or of an affiliate of the Corporation shall not be deemed to be beneficially owned by any person for the purpose of determining whether a person is a controlling shareholder, and (ii) if, prior to the acquisition of twenty percent (20%) of the voting power of the Corporation by a shareholder, the Board of Directors of the Corporation had not unanimously approved such consolidation, merger, conveyance or disposition. If there is a controlling shareholder, this
Article 8 can be amended only by the affirmative vote of the voting power of the Corporation then required to approve a consolidation, merger, conveyance or disposition under this Article 8.

     ARTICLE 9: The vote of three-quarters of the number of directors fixed in the manner provided in the Bylaws of the Corporation shall be required for the approval of a plan of merger or plan of consolidation or similar plan of the Corporation with any other corporation(s) or entity(ies) in which the Corporation is the acquired corporation or for adopting a resolution recommending a sale, lease or exchange of all or substantially all the property of the Corporation.

     The Board of Directors of the Corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the Corporation, (b) merge or consolidate the Corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration to all relevant factors, including without limitation, the social and economic effects on the employees, customers and other constituents of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located. The provisions of this Article 9 may be amended only by the affirmative vote of the voting power of the Corporation as would be required at the time of such amendment to amend Article 8 hereof.

     ARTICLE 10: To the fullest extent permitted by the North Carolina Business Corporation Act, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation, its shareholders or otherwise for monetary damage for breach of his or her duty as a director. Any repeal or modification of this Article 10 shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     There are no provisions in the Registrant's Restated Charter and no contracts between the Registrant and its directors and officers nor resolutions adopted by the Registrant, relating to indemnification. However, in accordance with the provisions of the NCBCA, the Registrant's Bylaws provide that, in addition to the indemnification of directors and officers otherwise provided by the NCBCA, the Registrant shall, under certain circumstances, indemnify its directors, executive officers and certain other designated officers against any and all liability and expenses, including reasonable attorneys' fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the Registrant itself) arising out of their status or activities as directors and officers, except for liability or litigation expense incurred on account of activities of such person which at the time taken were known or believed by such person to be clearly in conflict with the best interests of the Registrant. The Registrant's Bylaws further provide that the Registrant shall also indemnify such person for reasonable costs, expenses and attorneys' fees incurred in connection with the enforcement of the rights to indemnification granted in the Bylaws, if it is determined in accordance with the procedures set forth in the Bylaws that such person is entitled to indemnification thereunder. Pursuant to such bylaw and as authorized by statute, the Registrant maintains insurance on behalf of its directors and officers against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaw or otherwise. In addition, the Registrant's Restated Articles of Incorporation prevent the recovery by the Registrant or any of its shareholders of monetary damages against its directors to the fullest extent permitted by the NCBCA.

     In addition to the above-described provisions, Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith, (ii) he reasonably believed (x) in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation and
(y) in all other cases his conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on basis that personal benefit was improperly received by him. The above standard of conduct is determined by the Board of Directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 55-8-55.

     Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which he was a party because of his capacity as a director or officer against reasonable expenses when he is wholly successful, on the merits or otherwise, in his defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if the court determines that he is entitled to mandatory indemnification under
Section 55-8-2, in which case the court shall also order the corporation to pay the reasonable expenses incurred to obtain court-ordered indemnification or if he is adjudged fairly and reasonably so entitled in view of all relevant circumstances under Section 55-8-54. Section 55-8-56 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent, consistent with public policy, as a director or as otherwise set forth in the Corporation's articles of incorporation or bylaws or by resolution of the Board of Directors or contact.

     In addition, Section 55-8-57 permits a corporation to provide for indemnification of directors, officers, employees or agents, in its articles of incorporation or bylaws or by contract or resolution, against liability in various proceedings and to purchase and maintain insurance policies on behalf of these individuals.

     THE FOREGOING IS ONLY A GENERAL SUMMARY OF CERTAIN ASPECTS OF NORTH CAROLINA LAW DEALING WITH INDEMNIFICATION OF DIRECTORS AND OFFICERS AND DOES NOT PURPORT TO BE COMPLETE. IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RELEVANT STATUTES WHICH CONTAIN DETAILED SPECIFIC PROVISIONS REGARDING THE CIRCUMSTANCES UNDER WHICH AND THE PERSON FOR WHOSE BENEFIT INDEMNIFICATION SHALL OR MAY BE MADE AND ACCORDINGLY ARE INCORPORATED HEREIN BY REFERENCE AS EXHIBIT
99.10 OF THIS REGISTRATION STATEMENT.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following exhibits and financial statement schedules are filed with or incorporated by reference in this Registration Statement:

          (a) Exhibits


EXHIBIT NO.   DESCRIPTION OF EXHIBIT
    2.1       Agreement and Plan of Merger between First Charter and CSB dated as of August 15, 1997 (included as Appendix A to the Joint Proxy Statement-Prospectus, with the exception of a list of the schedules thereto, which is filed as an exhibit hereto)
    3(i)      Restated Charter of First Charter (incorporated herein by reference to Exhibit 3(i) of First Charter's
              Registration Statement on Form S-4, Registration No. 33-63157)
    3(ii)     Bylaws of First Charter (incorporated herein by reference to Exhibit 3.2 of First Charter's Annual Report on
              Form 10-K for the fiscal year ended December 31, 1995)
    5.1       Opinion of Smith Helms Mulliss & Moore, L.L.P. regarding legality of shares*
    8.1       Opinion of Smith Helms Mulliss & Moore, L.L.P. regarding federal income tax consequences
   23.1       Consent of KPMG Peat Marwick LLP
   23.2       Consent of Coopers & Lybrand L.L.P.
   23.3       Consent of Smith Helms Mulliss & Moore, L.L.P. (included in Exhibit 5.1)
   23.4       Consent of Smith Helms Mulliss & Moore, L.L.P. (included in Exhibit 8.1)
   23.5       Consent of Interstate/Johnson Lane Corporation
   23.6       Consent of Carson Medlin Company
   23.7       Consent of Mr. John J. Godbold, Jr.*
   23.8       Consent of Mr. Charles F. Harry III*
   23.9       Consent of Mr. T. Carl Dedmon*
   24.1       Power of Attorney and Certified Resolutions*
   99.1       Notice of Special Meeting of Shareholders of First Charter
   99.2       Form of Proxy for Special Meeting of Shareholders of First Charter
   99.3       President's Letter to First Charter Shareholders
   99.4       Notice of Special Meeting of Shareholders of CSB
   99.5       Form of Proxy for Special Meeting of Shareholders of CSB
   99.6       President's letter to CSB Shareholders
   99.7       Opinion of Interstate Johnson Lane Corporation (included as Appendix B to this Joint Proxy Statement-
              Prospectus)
   99.8       Opinion of Carson Medlin Company (included as Appendix C to the Joint Proxy Statement-Prospectus)
   99.9       Stock Option Agreement between First Charter and CSB dated as of June 30, 1997 (incorporated herein by reference to Exhibit 99.2 of First Charter's Current Report on Form 8-K filed July 2, 1997)
   99.10      Provisions of North Carolina law regarding indemnification of directors and officers*
   99.11      CSB's Annual Report on Form F-2 for the fiscal year ended December 31, 1996*
   99.12      CSB's Quarterly Report on Form F-4 for the quarter ended March 31, 1997*
   99.13      CSB's Quarterly Report on Form F-4 for the quarter ended June 30, 1997*
   99.14      CSB's Amendment No. 1 to its Quarterly Report on Form F-4 for the quarter ended June 30, 1997*
   99.15      CSB's Current Report on Form F-3 filed June 4, 1997*
   99.16      CSB's Current Report on Form F-3 filed July 17, 1997*
   99.17      CSB's Current Report on Form F-3 filed September 10, 1997*



* Previously filed.


ITEM 22. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in olume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement:


PROVIDED, HOWEVER, that paragraphs (a)(l)(i) and (a)(l)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.


     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d)(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Concord, State of North Carolina, on October 24, 1997.


                                         FIRST CHARTER CORPORATION

                                         By: /s/ Lawrence M. Kimbrough

                                                   LAWRENCE M. KIMBROUGH
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



               SIGNATURE                                          CAPACITY                                    DATE


       /s/ Lawrence M. Kimbrough         President, Chief Executive Officer and Director (Principal    October 24, 1997
        (LAWRENCE M. KIMBROUGH)            Executive Officer)

       /s/ Robert O. Bratton             Executive Vice President (Principal Financial and Principal   October   , 1997
          (ROBERT O. BRATTON)              Accounting Officer)

                                                                  Director                             October   , 1997
          (WILLIAM R. BLACK)

            *MICHAEL R. COLTRANE                                  Director                             October 24, 1997
         (MICHAEL R. COLTRANE)

               *J. ROY DAVIS, JR.                                 Director                             October 24, 1997
          (J. ROY DAVIS, JR.)

               *JAMES B. FINCHER                                  Director                             October 24, 1997
          (JAMES B. FINCHER)

               *H. CLARK GOODWIN                                  Director                             October 24, 1997
          (H. CLARK GOODWIN)

           *FRANK H. HAWFIELD, JR.                                Director                             October 24, 1997
       (FRANK H. HAWFIELD, JR.)

            *J. KNOX HILLMAN, JR.                                 Director                             October 24, 1997
        (J. KNOX HILLMAN, JR.)

               *BRANSON C. JONES                                  Director                             October 24, 1997
          (BRANSON C. JONES)

               SIGNATURE                                          CAPACITY                                    DATE

                 *JERRY E. MCGEE                                  Director                             October 24, 1997
           (JERRY E. MCGEE)

               *HUGH H. MORRISON                                  Director                             October 24, 1997
          (HUGH H. MORRISON)

                                                                  Director                             October   , 1997
          (THOMAS R. REVELS)

*By: /s/ Lawrence M. Kimbrough
        LAWRENCE M. KIMBROUGH,
          ATTORNEY-IN-FACT